UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2011

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Santander

BANCO SANTANDER (BRASIL) S.A.

MANUAL FOR PARTICIPATION IN SHAREHOLDERS' MEETINGS

ANNUAL AND EXTRAORDINARY SHAREHOLDERS' MEETINGS
DATE: APRIL 26, 2011
TIME: 3:00 P.M.

SANB11 NÍVEL 2 BM&FBOVESPA

BSBR LISTED NYSE

INDEX

1.	Message from the Chairman of the Board of Directors	4
2.	Message from the President and Chief Executive Officer	5
3.	Call Notice	6
4.	Participation of the shareholders in the OESM	8
4.1	Representation by power of attorney	8
5.	Matters to be resolved in the AGO	9
5.1	To receive the management accounts and examine, discuss and vote on the Financial Statements of the Company for the fiscal year ended December 31, 2010	10
	(a) Management Accounts
	(b) Financial Statements
5.2.	To resolve on the allocation of the net income for fiscal year 2010 and on distribution of dividends	12
	(a) Allocation of the Net Income
	(b) Distribution of Dividends
5.3.	To elect the incumbent members of the Board of Directors of the Company for a new term of office.	14
5.4	To establish the overall amount of the remuneration of the administrative Officers and of the members of the Audit Committee	15
6.	Matter to be resolved in the AGE	16
6.1.

Resolution on alteration of the timeframe for payment of dividends and/or interest on equity specifically relative to fiscal year 2011, to not more than one hundred and eighty (180) days counting from the date when declared by the Board of Directors of the Company

7.	List of Exhibits:
	Exhibit I. Comments of the administrative officers on the financial condition of the Company – Item 10 of the Reference Form	17
	Exhibit II. Proposal by management for allocation of the net income for the fiscal year – Exhibit 9.1.II of CVM Instruction 481	82
	Exhibit III. Proposal by management for election of the incumbent members of the Board of Directors – Item 12 of the Reference Form	89
	Exhibit IV. Proposal by management for remuneration of the administrative officers – Item 13 of the Reference Form	95
	Exhibit V. Related Documents and Links	114

GlossARY, Abbreviations and Defined Terms

For purposes of this Manual, the terms listed below shall have the meaning attributed to them, except as otherwise referred to herein.

AAB Dois	ABN AMRO Brasil Dois Participações S.A.

Controlling Shareholder	Shareholder or group of shareholders bound by a shareholders’ agreement or under common control, and exercising the power to control the bank.

Shares	Comprise Common Shares and Preferred Shares, as defined below.

Common Shares	Common, registered, book-entry shares with no par value, free and clear of any encumbrances and liens, and issued by the bank.

Preferred Shares	Preferred, registered, book-entry shares with no par value, free and clear of any encumbrances, and issued by the bank.

Basel Accord, Basel

Set of prudential banking rules disclosed by the Basel Committee on Banking Supervision with the purpose of providing greater robustness to the global financial system.  Its principal characteristic is to require a minimum percentage as resulting from dividing a financial institution’s capital stock by its respective assets weighted in accordance with the risk inherent to them.  The Basel Accord was initially implemented in Brazil through CMN Resolution No. 2099, of August 17, 1994, as amended, as well as through various regulations issued as from 2006, and providing for minimum amounts of realized capital and reference equity required from Brazilian financial institutions.

AGE

Special shareholders’ meeting of the Bank, to be held on April 26, 2011.

AGO

Annual general shareholders’ meeting of the Bank, to be held on April 26, 2011.

OESM

Annual general and special shareholders’ meetings of the Company to be held on April 26, 2011

ALCO	Asset-Liability Committee (non-statutory).

Central Bank	Brazilian Central Bank.

Banco Real	Banco ABN AMRO Real S.A.

BM&FBOVESPA	BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros.

BNDES	Banco Nacional de Desenvolvimento Econômico e Social (Brazilian Economic and Social Development Bank)

BPS	Earnings/Benefits per Share.

Brazil or country	Federative Republic of Brazil.

Cayman	Santandar Brasil branch, organized in accordance with the laws of the Cayman Islands.

CDI	Interbank Deposit Certificate.

CDB	Bank Deposit Certificate

Cielo	Cielo S.A.(new corporate name for Companhia Brasileira de Meios de Pagamento – Visanet).

CMN	Brazilian Monetary Council.

COFINS	Contribution tax for social security financing.

Bank, Company or Santander Brasil	Banco Santander (Brasil) S.A.

Independent Board Member

According to the Level 2 Regulation, the Independent Counselor is characterized by: (i) not having any relationship with the Company except for capital participation; (ii) not being a controlling shareholder, spouse or relative up to the second degree or not being or not having been during the last three years related to an organization or entity related to the Controlling Shareholder (persons related to public education and/or research institutions are excluded from this restriction); (iii) not having been during the last three years employee or director of the Company, of the Controlling Shareholder or of an organization controlled by the Company; (iv) not being a direct/indirect supplier or buyer of services and/or products of the Company in a magnitude that implies loss of independence; (v) not being an employee or administrator of an organization or entity that is offering or requesting services and/or products to/from the Company; (vi) not being  spouse or relative up to the second degree of any of the Company’s administrators; and (vii) not receiving any other compensation from the Company apart from that of counselor (compensation in cash deriving from the capital’s participation are excluded from this restriction).

Board of Directors	The board of directors of the Company.

COSIF	Chart of Accounts for Brazilian Financial Institutions.

Coupon	A product showing price variations linked to U.S. dollar fluctuations and interest rates in Dollar.

CVM	Comissão de Valores Mobiliários (Brazilian Securities Commission).

Executive Board	The Company’s executive board.

Dollar or US$	US dollar.

Call Notice	Call notice published by the Company on March 25, 2011, regarding the OESM to be held on April 26, 2011.

FEBRABAN	Federação Brasileira de Bancos (Brazilian Federation of Banks).

Getnet	Getnet Tecnologia em Captura e Processamento de Transações Eletrônicas Hua Ltda.

Federal Government	Government of the Federative Republic of Brazil.

Santander Group Brasil	Santander Brasil and its subsidiaries.

Santander Group Spain	Santander Spain and its subsidiaries.

IASB	International Accounting Standards Board.

Ibovespa

Brazilian stock market performance indicator.  Corresponds to the current value of a theoretical portfolio comprising the shares most actively traded on the BM&FBOVESPA, and accounting for 80% of the amount of business and financial volume registered on the BM&FBOVESPA’s spot market and 70% of the capitalization of companies listed on the BM&FBOVESPA. The Ibovespa is constituted from hypothetical investments that reflect not only the changes in share prices, but also the impact of the distribution of proceeds, and is deemed as an indicator that measures the total return of the shares it comprises.

IFRIC	International Financial Reporting Interpretations Committee

IFRS	International Financial Reporting Standards, issued by IASB.

IGP-M	General Market Price Index, disclosed by the Getúlio Vargas Foundation.

CVM Instruction No. 480/09	CVM Instruction No. 480, of December 7, 2009.

CVM Instruction No. 481/09	CVM Instruction No. 481 of December 17, 2009

IPCA	Broad Consumer Price Index.

IRRF	Withholding income tax.

Isban	ISBAN Brasil S.A.(IT solutions company)

Brazilian Corporate Law	Law No. 6404, of December 15, 1976, as amended.

Sarbanes-Oxley Act or SOX	Enacted in the United States on July 30, 2002, aiming at guaranteeing the creation of reliable audit and security tools for companies.

Manual	Manual for participating at the annual general shareholders’ meeting of the Company.

Level 2	Special listing segment of the BM&FBOVESPA with differentiated corporate governance rules.

Global Offering

Public offering of shares of Santander Brasil, with issuance of 525,999,000 registered, book-entry Units (each Unit corresponds to 55 Common Shares and 50 Preferred Shares), with no par value, free and clear of any encumbrances and liens, with simultaneous primary public distribution of (i) Units in the non-organized Brazilian over-the-counter market, as provided for in CVM Instruction 400/03, and (ii) Units abroad, in the form of ADRs representing ADSs and registered with SEC, in compliance with the Securities Act.

Reference Equity

Equity composition of financial entities for purposes of calculation of the basic requirements for capital adjustment and operational limits established by the Central Bank, as provided for in CMN Resolution No. 3444, of February 28, 2007

PGBL	Free benefits generating pension plan.

GDP	Gross Domestic Product.

PIS	Social integration program.

ILP Plan	Long-term incentive plan.

Plans	The Global Program, the Local Program and the Deferral Program.

Accounting Practices Adopted in Brazil or BR GAAP

Accounting principles and practices adopted in Brazil in compliance with the Brazilian Corporate Law, CVM rules and instructions, SUSEP rules and instructions for insurance, special savings and supplementary pension plan providers, the recommendations of the Brazilian Institute of Independent Accountants and the resolutions of the Federal Accounting Board, as well as the accounting rules established by the Central Bank for financial companies.

Produban	Produban Serviços de Informática S.A. (a technological structure and data processing company)

Deferral Program

An ILP Plan intended for payment of a cash bonus as part of the variable compensation due by the Bank to the participants, pursuant to its compensation policy approved at the meeting of the Board of Directors of February 2, 2011.

Global Program	Long-term incentive policy intended for executives of Santander Spain and other companies of the Santander Spain Group, with remuneration linked to Santander Spain’s stock.

Local Program	SOP and PSP.

PSP	Long-term incentive plan - Investment in Santander Brasil Units, approved at the special shareholders’ meeting held on February 3, 2010.

Real Capitalização	Real Capitalização S.A., a company merged into Santander Capitalização S.A.

Real, Reais or R$	Brazilian currency.

Level 2 Regulations	Regulations for differentiated practices of Level 2 Corporate Governance.

TSR	Total shareholder return.

Santander Spain	Banco Santander, S.A.

Santander Seguros	Santander Seguros S.A.

SEC	US Securities and Exchange Commission.

Securities Act	US Securities Act of 1933, as amended.

SELIC	Special Settlement and Custody System.

SOP	Santander Brasil Units options plan, approved at the special shareholders’ meeting held on February 3, 2010.

SUSEP	Brazilian Private Insurance Superintendence.

Libor	London Interbank Offered Rate.

National Treasury

Government body responsible for management of Brazil’s public debt. For this purpose, the body raises funds on the financial market through the primary issuance of securities for execution and financing of the federal government’s internal debt.

IT	Information Technology.

TJLP	Long-Term Interest Rate disclosed by the CMN.

TR	Reference rate disclosed by the Central Bank.

Units	Share Deposit Certificates comprising 55 Common Shares and 50 Preferred Shares each.

VGBL	Free benefits generating pension plan - life.

1. Message from the Chairman of the Board of Directors

Dear Shareholders,

I am very pleased to invite you to participate in the OESM of Santander Brasil, called for April 26, 2011 at 3:00 p.m., in the Auditorium of the head offices of the Company located at Avenida Presidente Juscelino Kubitschek Nos. 2041 and 2235 – 1st mezzanine – District of Vila Olímpia - São Paulo – State of São Paulo.

For the first time we are publishing this Manual to assist our shareholders in taking decisions, providing to you in advance relevant clarifications and orientation for voting, in addition to various pieces information relative to the Company and to fiscal year 2010.

On the terms of the Call Notice made available to you, in AGO we will resolve on the following matters: (i) to receive the management accounts and examine, discuss and vote on the financial statements of the Company for the fiscal year ended on December 31, 2010; (ii) allocation of the net income for the fiscal ended on December 31, 2010 and distribution of dividends; (iii) election of the actual members of the Board of Directors for a new term of office; and (iv) establishment of the overall remuneration of the administrative officers and of the members of the Audit Committee.

Following this, in AGE we will resolve on the proposal of alteration of the timeframe for payment of dividends and/or interest on equity specifically relative to fiscal year 2011, to not more than one hundred and eighty (180) days counting from the date when declared by the Board of Directors of the Company, and in any event within fiscal year 2011, which, if approved, will be applied also to the payment of interest on equity approved by the Board of Directors on March 24, 2011 last.

In order to facilitate your analysis and appreciation of the matters to be resolved in the OESM, we have put the documents relative to each matter of the Call Notice into the form of exhibits to this Manual, complying with the provisions of CVM Instructions Nos. 480 and 481, except for the documents that are pertinent to the financial statements, already made available to the shareholders on February 3, 2011.

We recommend careful reading of this Manual. We are at your disposal to clarify any doubts through our emails acionistas@santander.com.br and ri@santander.com.br.

We hope that this Manual will fulfill its purpose of assisting you with clarification on the matters to be resolved in our OESM. We are counting on your participation in this important event of our Company.

Very truly yours,

Fábio Colletti Barbosa

Chairman of the Board of Directors

2. Message from the President and Chief Executive Officer

Dear Shareholders,

Firstly I would like to highlight that 2010 was a very important year for Brazil, given that it has attained an outstanding position in the world scenario. Next to China and to India, it has featured as one of the major leverages for recovery of the growth of global economic activity. Driven by the solid fundamentals of its economy and by the force of its consumer market, the country showed vigorous expansion, particularly in the first half of the year, and initiated a cycle of development that will certainly be determinant for the future of all Brazilians.

For Santander Brasil the ascension of the Brazilian economy is a perspective with which we have been working for many years. And thus we are proud to see our operation in Brazil achieving growing relevance within our group to the point of contributing with close to 25% of total result.

The year 2010 was also marked by the unification of all of our operations around the Santander brand, which enabled us to have more strength to operate in the competitive local market, to promote appreciation of the ideas and the respect for the differences. When seeking the best practices and experiences of the two worlds to create a third, stronger, more robust and coherent model, Santander Brasil believes that it has found the best balance between discourse and practice, between what one says and what one does.  It also believes that in this way it will achieve its aspirations: 1. Of being the best bank in Brazil in terms of generation of value for the shareholders; 2. Of being the best bank in terms of client satisfaction; 3. Of being the best bank to work for; and 4. Of constructing the most recognized and admired brand among Brazilian banks.

Along this line, in 2011 we are inaugurating a new form of communication with our shareholders, through adoption of the Manual. This Manual corroborates Santander Brasil’s commitment to transparency and respect for all of our shareholders, and provides to the market all of the information that is necessary for the shareholders and investors to take their decisions consciously and confidently.

This is why your participation in the OESM is very important for us, because it integrates our efforts of materializing our aspirations.

We are counting on your presence!

Very truly yours,

Marcial Angel Portela Alvarez

President and Chief Executive Officer

3. Call Notice

(To be published in the Official Gazette of the State of São Paulo, in editions of March 26, 29 and 30, 2011, and in the Valor Econômico newspaper, in its editions of March 28, 29 and 30, 2011)

BANCO SANTANDER (BRASIL) S.A.

A Publicly-Held Authorized Capital Company

CNPJ/MF No. 90.400.888/0001-42

NIRE 35.300.332.067

ANNUAL AND EXTRAORDINARY SHAREHOLDERS’ MEETINGS

CALL NOTICE

The shareholders of Banco Santander (Brasil) S.A. (“Company”) are hereby invited, pursuant to Article 124 of Law No. 6404/76, to attend the Annual and Extraordinary Shareholders’ Meetings (“OESM”) to be held on April 26, 2011, at 3:00 p.m., at the Auditorium of the head offices of the Company located at Avenida Presidente Juscelino Kubitschek Nos. 2041 and 2235 – 1st mezzanine – District of Vila Olimpia - São Paulo – State of São Paulo, in order to resolve on the following Agenda:

IN THE ANNUAL SHAREHOLDERS’ MEETING:

(a) To take the management accounts, examining, discussing and voting the Company’s Financial Statements related to the fiscal year ended on December 31, 2010, together with the Management Report, the balance sheet, other parts of the financial statements, external auditors’ opinion and the Audit Committee Report;

(b) To decide on the destination of the net profit of the fiscal year of 2010 and the distribution of dividends;

(c) To elect the actual members of the Board of Directors of the Company for a new term of office; and

(d) To fix the annual overall consideration of the Company´s management and members of Audit Committee.

IN THE EXTRAORDINARY SHAREHOLDERS’ MEETING:

(a) To resolve on alteration of the timeframe for payment of dividends and/or interest on equity specifically relative to fiscal year 2011, to not more than one hundred and eighty (180) days counting from the date when declared by the Board of Directors of the Company, and in any event within this fiscal year, which, if approved, will be applicable also to the payment of interest on equity approved by the Board of Directors in a meeting held on March 24, 2011 last, as per the Proposal of the Board of Directors also established in the meeting held on March 24, 2011.

General Instructions:

1. Pursuant to CVM Instruction No. 165/91, as amended by CVM Instruction No. 282/98, the minimum percentage of participation in the voting capital that is necessary for the requirement of the multiple vote process for election of the members of the Board of Directors is of five percent (5%);

2. The shareholders or their representatives must attend the OESM bearing the proper identification documents. For the case of representation of a shareholder by an attorney-in-fact, the shareholders must deliver at the head offices of the Company (address shown below), at least seventy-two (72) hours before the OESM, an instrument of power of attorney granted as required by law; and

3. The documents relating to the matters to be examined and resolved in the OESM are available for the shareholders (i) at the head offices of the Company, at Avenida Presidente Juscelino Kubitschek No. 2041 and 2235 – Wing A – District of Vila Olimpia - São Paulo – State of São Paulo, 9th floor – Legal Corporate Executive Office, where they may be consulted on business days from 10:00 a.m. to 4:00 p.m., and also in the websites (www.santander.com.br/ri and www.santander.com.br/acionistas); (ii) at the Brazilian Securities and Exchange Commission, at Rua Sete de Setembro No. 111, 5th floor, Queries Center, Rio de Janeiro/State of Rio de Janeiro, or at Rua Cincinato Braga No. 340, 2nd to 4th floors, Delta Plaza Building, São Paulo/State of São Paulo, as well as in its website (www.cvm.gov.br); and (iii) at the BM&F Bovespa S.A. - BM&FBOVESPA (São Paulo Stock, Commodities and Futures Market), at Rua XV de Novembro No. 275 – São Paulo/State of São Paulo and in its website (www.bovespa.com.br).

São Paulo, March 25, 2011.

Fábio Colletti Barbosa

Chairman of the Board of Directors

 4. Participation of the Shareholders in the OESM

The shareholders of Santander Brasil may participate in the OESM personally, or through a duly appointed and established attorney-in-fact.

The following documents will be required from the shareholders for participation in the OESM:

Individual	Identification document with photo [1] (original or certified copy)
Legal entity	• corporate documents that evidence the legal representation of the shareholder (original or certified copy) [2] • ID document of the legal representative with photo (original or certified copy)

4.1. Representation by Power of Attorney

The shareholder may be represented in the OESM by an attorney-in-fact duly appointed and established by a public or private instrument, and on the terms of Article 126, Paragraph One of the Corporation Law, the attorneys-in-fact must have been appointed less than one (1) year before, and must be (i) shareholders of the company, (ii) administrative officers of the company, (ii) attorneys, or (iii) financial institutions, while it is incumbent upon the managers of investment funds to represent the their Unit holders.

The originals or certified copies of the documents mentioned above must be delivered at the head offices of the Company by no later than the time for opening the OESM.

However, in order to facilitate the access of the shareholders to the OESM, we recommend that delivery of these documents be made at least seventy-two (72) hours prior to the opening of the OESM.

For the case of documents sent by email, the originals or certified copies must be delivered at the head offices of the Company on the day of the OESM.

The documents must be delivered at the head offices of the Company, at Avenida Presidente Juscelino Kubitschek No. 2041 and 2235 – Wing A – District of Vila Olimpia - São Paulo – State of São Paulo, 9th floor – Legal Corporate Executive Office telephones +55 11 3553-5438 and +55 11 3553-5440, email: juridsocietario@santander.com.br.

1 The following documents may be presented: (i) General Registration ID Card (RG); (ii) Foreigner Identity Card (RNE); (iii) Valid passport; (iv) Professional Class ID Card valid as a civil identity for legal purpose (e.g.: OAB, CRM, CRC, CREA); or (v) National Driver’s License (CNH) with photo.

2 By-Laws/Articles of Association and Minutes/Instruments of election of the legal representatives registered with the pertinent body.

5. Matters to be Resolved in the AGO

On the terms of Article 132 of the Corporation Law and Article 6 of the Company’s By-Laws, the Annual Shareholders’ Meeting will be held by no later than April 30 of each year.

According to the Call Notice made available to the shareholders, our AGO will resolve on the following matters included in the agenda:

• To take the management accounts, examining, discussing and voting the Company’s Financial Statements related to the fiscal year ended on December 31, 2010, together with the Management Report, the balance sheet, other parts of the financial statements, external auditors’ opinion and the Audit Committee Report;

• To decide on the destination of the net profit of the fiscal year of 2010 and the distribution of dividends;

• To elect the actual members of the Board of Directors of the Company for a new term of office; and

• To fix the annual overall consideration of the Company´s management and members of Audit Committee.

Below you will find clarifications provided by the management of the Company concerning each one of the items to be resolved in the AGO.

___________________________________________________

 5.1. To receive the management accounts and examine, discuss and vote on the Financial Statements of the Company for the fiscal year ended on December 31, 2010

(a) management accounts

The documents presented by management are the following:

  the Management Report showing the operating statistics and the analysis and discussion of the Administrative Officers of the principal accounts of the Statement of Income for the Fiscal Year;
  comments of the administrative officers on the financial condition of the Company (Exhibit I – Item 10 of the Reference Form);
  a copy of the Financial Statements and Explanatory Notes;
  the opinion of the Independent Auditors;
  a summary of the report of the Audit Committee; and
  the standardized financial statements form – DFP.

The management documents identified above, except for item ii above, were made available to the CVM, via the IPE system, at the time of disclosure of the individual and consolidated financial statements of the Company prepared in accordance with Accounting Practices Adopted in Brazil, on February 3, 2011, and for the consolidated financial statements of the Company in accordance with IFRS, on February 23, 2011. These documents can be found on the electronic address of the CVM (www.cvm.gov.br), or of the Company (www.ri.santander.com.br and www.santander.com.br/acionistas), according to information shown in Exhibit V of this Manual.

The management accounts are presented by the Executive Board, in the Management Report and in the Financial Statements of the Company. Before being disclosed to and approved by the shareholders in the AGO, the accounts must be first approved by the Board of Directors.

The Management Report contains information of financial and non-financial nature, in addition to statistical and operating information, analysis and discussion of the principal accounts of the Statement of Income for the Fiscal Year, as well as information related to the collaborators, to social responsibility, to the capital market and to corporate governance, among others.

(b) Financial Statements

The Financial Statements express the economic and financial condition of the Company and the changes in equity occurred in the fiscal year to which they refer. From an analysis of the Financial Statements it is possible to assess the equity condition, the liquidity ratios, the level of profitability and the level of indebtedness of the Company.

The individual and consolidated Financial Statements prepared in accordance with Accounting Practices Adopted in Brazil consist of five (5) documents, to wit:

  Balance Sheet;
  Statement of Income for the Fiscal Year;
  Statement of Stockholders’ Equity;
  Statement of Cash Flows; and
  Statement of Aggregated Value.

The consolidated financial statements prepared according to IFRS consist of six (6) documents, to wit:

 i.  Consolidated Balance Sheet;

 ii.  Consolidated Statement of Income for the Fiscal Year;

iii.  Consolidated Statement of Revenues and Expenses;

iv.  Consolidated Statement of Stockholders’ Equity;

v.  Consolidated Statement of Cash Flows; and

vi.  Consolidated Statement of Aggregated Value (following the Brazilian standards, filed with the DFP).

The Explanatory Notes present information on the basis for preparation of the Financial Statements and of the accounting practices applied to businesses and significant events of the Company, provide additional information not shown in the tables of the financial statements and that are considered necessary for adequate presentation, and designate:

  the principal criteria for assessment of the equity elements, particularly stocks, of the depreciation, amortization and depletion calculations, of the accrual of provisions for charges or risks, and of the adjustments to recognize the probable losses in the realization of elements of assets;
  the investments in other companies, when relevant;
  the increase of the value of elements of assets resulting from new valuations;
  the real encumbrances created on elements of assets, the guarantees pledged to third parties and other eventual or contingent liabilities;
  the interest rates, the dates of maturity and the guarantees for long-term liabilities;
  the number, kinds and classes of the shares of capital stock;
  the share purchase options granted and exercised in the fiscal year;
  the adjustments to previous fiscal years’ equity;
  the events subsequent to the date of closing of the fiscal year that have or could have a relevant effect on the financial condition and future results of the Company.

The shareholders must examine in detail the Explanatory Notes relative to the Financial Statements of the Company so as to resolve on their approval.

The Financial Statements of the Company have been audited and obtained an opinion without exceptions from Deloitte Touche Tohmatsu Auditores Independentes, the Company’s independent auditors.

Also, the summary of the Audit Committee’s report, which is prepared on a six-monthly basis, is published together with the Financial Statements and contains the activities carried out within the scope of its attributions, an assessment of the effectiveness of the internal control systems, a description of the recommendations presented to the Company’s Executive Board, an assessment of the effectiveness of the independent and internal audits, as well as an assessment of the quality of the Financial Statements. For fiscal year 2010 the Audit Committee concluded that the works conducted are efficacious and confer transparency and quality on the financial statements of the Santander Brasil Group, recommending their approval by the Board of Directors.

The Financial Statements have December 31, 2010 as their base date and relate to the fiscal year ended on that date.

On February 2, 2011 the Board of Directors of the Company approved without restrictions the Financial Statements of the Company and that they will be forwarded for approval by the shareholders of the Company, on the terms of applicable legislation.

The Financial Statements and the documents on which they were based were prepared based on Accounting Practices Adopted in Brazil, on the terms of the Corporation Law, of the norms of the CMN and of the Central Bank, as well as in accordance with the model of the COSIF and other applicable regulations and legislation. Thus, management recommends their approval without restrictions.

5.2. To decide on the destination of the net profit of the fiscal year of 2010 and the distribution of dividends

(a) Destination of the Net Income

Management presents the proposal for allocation of the net income for fiscal year 2010 in compliance with the provisions of Article 9, Paragraph One, Item II and relevant Exhibit 9-1-II of CVM Instruction No. 481. The mentioned proposal is shown in Exhibit II to this Manual. We recommend careful reading of the mentioned exhibit.

The net income corresponds to the results assessed in the fiscal year, after deduction of accumulated losses, of the provision for income tax and of the statutory profit sharing of employees and administrative officers, if applicable.

The net income of the Company for fiscal year 2010 was of R$3,856,682,358.03.

The allocation of the net income consists of determination of the portions of the net income: (i) that will be appropriated to profit, legal and statutory reserves, (ii) that will be distributed as dividends, or (iii) will be retained.

Management will present to the annual shareholders’ meeting a proposal of the allocation of the net income for the fiscal year, which will observe the provisions of the Corporation Law and of Article 34 of the Company’s By-Laws:

  a minimum of five percent (5%) to the legal reserve, until it reaches twenty percent (20%) of the capital stock. In a fiscal year in which the balance of the legal reserve, with addition of the amount of the capital reserve, exceeds thirty percent (30%) of the capital stock, it will not be mandatory to allocate a portion of the net income for the fiscal year to the legal reserve;

  twenty-five percent (25%) of the annual net income adjusted on the terms of Article 202 of the Corporation Law for payment of the minimum compulsory dividends to the shareholders;

  the remaining balance, if any, may (a) be allocated to the Reserve for Equalization of Dividends, which will be limited  to fifty percent (50%) of the amount of capital stock and will have the purpose of ensuring funds for payment of dividends, including in the form of interest on equity, or advances thereon, aiming at maintaining the flow of remuneration for the shareholders, when, once this limit is reached, it will be incumbent upon the annual shareholders’ meeting to resolve on the balance, by processing its distribution to the shareholders or by increasing capital stock, or (b) be retained, aiming at the needs of application of capital stipulated in the Company’s General Budget, submitted by management for approval by the Shareholders’ Meeting and reviewed annually by the latter, if it has a duration of more than one fiscal year.

The balance of the Reserve for Equalization of Dividends, added to the balances of the other profit reserves, except for the reserves for unrealized profit and the reserves for contingencies, cannot exceed the amount of capital stock. Once this maximum limit is reached, the shareholders’ meeting may resolve on the application of the excess to payment or increase of capital stock, or to distribution of dividends.

 Unallocated profits on the above terms will be distributed as dividends, according to Paragraph Six of Article 202 of the Corporation Law.

Based on the foregoing, management proposes the following allocation for the net income for fiscal year 2010:

1. 5%, corresponding to R$192,834,117.90, to the Legal Reserve;

2. R$3,540,000,000.00, on account of dividends and interest on equity to the shareholders, which have already been subject-matter of resolution in Meetings of the Board of Directors held on March 22, June 30, September 22 and December 22, 2010, of which R$1,760,000,000.00 on account of interest on equity imputed to the amount of the compulsory minimum dividends and R$1,780,000,000.00 in the form of intercalary dividends; and

3. the remaining balance of net income after the above distributions, amounting to R$123,848,240.13, to the Reserve for Equalization of Dividends accounts, on the terms of Article 34, item III, a, of the By-Laws of the Company.

Management understands that the above proposal of allocation of net income was established in accordance with the legal and statutory obligations that are applicable to the Company, and is in consonance with the objectives and strategies of the Company, whereby management recommends its unrestricted approval.

(b) Distribution of Dividends

The dividend is the amount distributed to the shareholders of a company, in cash, in proportion to the number of shares held, resulting from the profits obtained by a company in the current fiscal year or in previous fiscal years. Participation in the corporate profits is an essential right of the shareholder, as provided in Article 109 of the Corporation Law.

What is the compulsory dividend?

The compulsory dividend, as provided in Article 202 of the Corporation Law, corresponds to a portion of the net income that the company cannot refrain from distributing to its shareholders, and concerns a commitment of minimum distribution. In Santander Brasil the portion relative to the compulsory dividend cannot be less than twenty-five percent (25%) of the annual net income adjusted on the terms of Article 202 of the Corporation Law.

The Company may only pay dividends charged to the net income for the fiscal year, to retaining earnings and to the profit reserves, except for the legal reserve.

As further detailed in Exhibit II to this Manual, management has approved the distribution to the shareholders of a total amount of R$3,540,000,000.00, on account of dividends and interest on equity for the shareholders, which have already been subject-matter of resolution in Meetings of the Board of Directors held on March 22, June 30, September 22 and December 22, 2010, of which R$1,760,000,000.00 on account of interest on equity imputed to the amount of the compulsory minimum dividends and R$1,780,000,000.00 in the form of intercalary dividends. These amounts correspond to 96.62% 3 of the adjusted net income of the Company, and were paid to the shareholders based on their relevant participation in the capital stock of the Company.

Management understands that the distribution of dividends effected in the course of fiscal year 2010 observed the legal and statutory obligations of the Company and is in consonance with the strategy for remuneration to the shareholders adopted by the Company, whereby it recommends its unrestricted approval.

3 According to BRGAAP criteria.

5.3 To elect the current members of the Board of Directors of the Company for a new term of office.

The Board of Directors is the collegiate body for resolutions and, on the terms of the Corporation Law and of the Company’s By-Laws and Internal Regulations, is responsible for general orientation of the businesses of Santander Brasil and of the controlled subsidiaries and entities that are members of the Santander Brasil Group, with the duty of analyzing the relevant matters concerning the Company and effectively supervising its management. It has as a main guideline to promote the long-term prosperity of the business, by means of an active posture and always considering the interests of Santander Brasil and of all of its shareholders.

The Board of Directors consists of between five (5) and twelve (12) members, elected by the Shareholders’ Meeting for a unified term of office of two (2) years. At least twenty percent (20%) of the members of the Board of Directors must be Independent Members, as defined in Paragraph Three of Article 14 of the By-Laws of the Company and in the Level 2 Regulations.

Currently, the Board of Directors consists of nine (9) members, of whom three (3) are independent, a number that is more than what is determined in the By-Laws and in the Level 2 Regulations.

The members of the Board of Directors meet regularly four times a year and, extraordinarily, always when called by the Chairman of the Board of Directors.

The form of composition, operation and levels of authority of the Board of Directors are provided in the Articles 14 to 18 of the Company’s By-Laws and Internal Regulations, which are available on sites www.santander.com.br/ri and www.santander.com.br/acionistas – “Corporate Governance” section.

With a favorable opinion by the Committee for Appointment and Remuneration, the Company proposes to the AGO the election for a new term of office of two (2) years of the following candidates designated by the Controlling Shareholders to make up the Board of Directors of the Company:

Name	Title
Fábio Colletti Barbosa	President
Marcial Angel Portela Alvarez	Vice-President
José Antonio Alvarez Alvarez	Member
José Manuel Tejon Borrajo	Member
José de Menezes Berenguer Neto	Member
José de Paiva Ferreira	Member
Celso Clemente Giacometti	Independent Member
José Roberto Mendonça de Barros	Independent Member
Viviane Senna Lalli	Independent Member

The information that is pertinent to the election of the members of the Board of Directors of the Company, on the terms of Article 10 of CVM Instruction No. 481, can be found in Exhibit III to this Manual.

___________________________________________________

 5.4. To establish the Overall Annual Amount of the Remuneration of the Administrative Officers and of the Members of the Audit Committee

Management presents a proposal for remuneration of the administrative officers, complying with the provisions of Article 12, items I and II of CVM Instruction No. 481 and item 13 of the Reference Form of the Company, on the terms of Exhibit IV to this Manual.

The amount proposed by management as the overall remuneration of the administrative officers (Board of Directors and Executive Board) for fiscal year 2011 is of up to R$283,540,000.00, covering fixed remuneration, variable remuneration and the portion that is based on shares.

According to Article 17, item IV of the By-Laws of the Company, it is incumbent upon the Board of Directors to establish the remuneration, the indirect benefits and the other incentives for the Executive Officers, within the overall limit of management remuneration approved by the shareholders’ meeting.

Also, according to Article 6, Paragraph Three of the By-Laws of the Company, the shareholders’ meeting will establish annually the overall amount of the remuneration of the Audit Committee and of the Fiscal Council, if installed, together with the remuneration of the administrative officers.

The amount proposed by the Board of Directors as overall remuneration of the members of the Audit Committee for the twelve (12) months period counting from March 24, 2011 is of R$3,960,000.00.

___________________________________________________

 6. Matter to be resolved in the AGE

6.1. To resolve on alteration of the timeframe for payment of dividends and/or interest on equity specifically relative to fiscal year 2011, to not more than one hundred and eighty (180) days counting from the date when declared by the Board of Directors of the Company, and in any event within this fiscal year, which, if approved by the shareholders of the Company, will be applicable also to the payment of interest on equity approved by the Board of Directors on March 24, 2011 last, as per the Proposal by the Board of Directors made in a meeting also held on March 24, 2011.

On the terms of Article 205, Paragraph Three, of the Corporation Law, unless otherwise resolved in the shareholders’ meeting the company will pay dividends within a period of sixty (60) days from the date when declared and, in any event, within the fiscal year.

The proposal approved by the Board of Directors of the Company has the purpose of conferring transparency on the structure of remuneration to the shareholders, in view of the financial strategy of the Company and the efficiency of its administrative and financial costs, and if approved by the shareholders of the Company will be applicable also to the payment of interest on equity approved in a Meeting of the Board of Directors held on March 24, 2011.

For these reasons, management recommends its unrestricted approval.

___________________________________________________

EXHIBIT I

COMMENTS OF THE ADMINISTRATIVE OFFICERS ON THE FINANCIAL CONDITION OF THE COMPANY

(As per Article 9 of CVM Instruction No. 481 and of item 10 of the Reference Form)

-----------------------------------------------------------------------------------

I. Report by management on the corporate businesses and the principal administrative facts of fiscal year 2010:

Disclosed together with the Financial Statements published in the Valor Econômico newspaper and in the Official Gazette of the State of São Paulo (DOESP) on February 4, 2011 and available on the Company’s website (www.santander.com.br/ri)

II. Copy of the Financial Statements for 2010:

Published in the Valor Econômico newspaper and in the Official Gazette of the State of São Paulo (DOESP) on February 4, 2011 and available on the Company’s website (www.santander.com.br/ri)

III. Comments of the administrative officers on the financial condition of the Company, on the terms of item 10 of the Reference Form

10. Comments by the directors

10.1. The directors must comment on:

a. the general finance and equity conditions

Santander Brasil is the third largest private bank in Brazil, the largest bank controlled by a major global financial group, with a market share in assets of 8.6%, as per Central Bank data of September 2010, and the only international bank among the five largest banks in Brazil. The operations are spread all over the Country and strategically concentrated in the South and Southeast, the area that represented approximately 73% of the GDP in 2008.

The information of this document is based on the Consolidated Financial Statements of Santander Brasil prepared according to IFRS, issued by the IASB, and the interpretations of the IFRIC, except when otherwise designated.

• The net income for 2010 amounted to R$7,382 million, an increase of 34.0% (or R$1,874 million) in relation to the R$5,508 million for 2009.

• Assets of R$374,663 million, with growth of 18.6% in twelve months.

• Credit to clients of R$160,558 million, with an increase of 16.0% in twelve months.

• Savings deposits amounted to R$30.304 million, an evolution of 20.2% in twelve months.

• Stockholders’ equity totaled R$43,563 million (excluding the premium of R$28,312 million).

• The Basel ratio in 2010 reached 22.1%, with a decrease of 3.5% in twelve months.

• The active checking account holders’ base (Central Bank criterion) reached 10.9 million clients.

• Santander Brasil has a solid distribution platform, ranked among the largest in number of points-of-sale in the South-Southeast region (73% of the Brazilian GDP - 2008): 2,201 branches, 1,495 PABs (banking service stations) and 18,312 ATMs.

Stockholders’ equity showed, in December 2010, R$43,563 million, excluding R$28,312 million relative to the premium for acquisition of Banco Real and of Real Seguros Vida e Previdência S.A.

The return on average net equity adjusted by the premium reached 16.9%, a reduction of 2.4 percentage points in twelve months due to the increase of capital deriving from the inflow of funds from the Global Offering in October 2009.

Administrative expenses showed reduction of 2.4% in twelve months, partly as a result of cost controls and capture of synergies from the acquisition of Banco Real, which up to December 2010 totaled R$1,862 million. Expenses with personnel showed growth of 7.5% in relation to 2009.

The credit portfolio totaled R$160,558 million, with growth of 16.0%, or R$22,164 million. Of this amount, 66% derived from the personal (35%) and small and medium-sized companies (31%) segments.

Breakdown of Managerial Credit by segment to Clients (R$ Million)
	2010	2009	Var. (%)
Individuals	50,981	43,200	18.0%
Consumer financing	26,969	25,101	7.4%
Small and medium-sized companies	38,306	31,448	2.8%
Major companies	44,302	38,645	14.6%
Total	160,558	138,394	16.0%

Total funding, including funding by clients and investment funds, reached R$264,581 million in December 2010, with growth of 10.5% in relation to 2009.

Funding (R$ Million)	2010	2009	Var. (%)
Demand deposits	16,131	15,140	6.5%
Savings deposits	30,304	25,217	20.2%
Term deposits	68,916	75,771	-9.0%
Debentures/ LCI/ LCA¹	37,892	24,962	51.8%
Funding by Clients	153,243	141,090	8.6%
Funds	111,338	98,407	13.1%
Total	264,581	239,497	10.5%
1. Committed transactions backed by debentures, Real Estate Credit Notes and Agricultural Credit Notes.

Santander Brasil aspires to be the largest multiple bank in Brazil in terms of generation of value for the shareholders, as well as being the best bank in client and employee satisfaction and in recognition and attractiveness of its brand.

With a significant base for growth in the Country, Santander Brasil also wants to be recognized for its relationship with its various publics of interest, both in retail and in wholesale. For this it encourages sustainable business by means of a complete portfolio with products that meet the needs of the different client profiles.

When placing sustainability in the main focus of its business model, Santander Brasil invests in a more solid, closer and longer-term relationship with its strategic public, showing that it is prepared to enter new markets and respond to the new demand, while keeping abreast of the changes in the contemporaneous world.

The discipline with capital, the control and management of risks, the geographical diversification, the state-of-the-art technology that translates into more efficiency, as well as the focus on retail, are some of the pillars that sustain the strategy of Santander Brasil and stress the differential of its model of business.

In line with the aspirations of being the principal multiple bank in Brazil and of positioning itself for the new cycle of Brazilian economic growth, the Company conducted the largest public offering in Brazil in October 2009.

In 2010 Santander Brasil initiated the process of expansion of its branches, with the opening of 110 new branches, and has as a target of opening by 2013, 600 new client service stations, thus strengthening the Santander Brasil Group and enabling more rapid and solid growth. In this regard, Santander Brasil believes that it can accomplish the above mentioned aspiration through the following strategies:

▪  Expansion of the offer of products and distribution channels in the commercial bank: Santander Brasil intends to increase its businesses and operations throughout all of Brazil, expanding its commercial bank services to existing and potential retail clients, and offering new products and services to the current clients, based on the profile of each one them.

▪  Capitalization of the strong market position of the bank in the wholesale business: the Company provides to the multinationals that are present in Brazil and to local companies, including those with operations abroad, a wide variety of financial products, using its global network to meet the needs of its clients with personalized solutions. Santander Brasil intends to focus increasingly on its solid global position as a wholesale bank with relationship with clients, in line with the global strategy of the Santander Spain Group for the global wholesale bank.

▪  Continual development of a transparent and sustainable business platform: Santander Brasil will maintain its commitment to economic, social and environmental sustainability in its processes, products, policies and relationships. Santander Brasil focuses on the construction of durable and transparent relationships with its clients by means of comprehension of their needs, designing its products and services in order to serve them.

▪  Continual growth of the insurance businesses: Santander Brasil intends to continue to expand its businesses of insurance distribution, particularly those related to banking products. Santander Brasil will increment its presence in this segment to the use of its strong chain of branches and clients base, particularly in the South and Southeast regions, with simultaneous sale of insurance products, as well as with the use of its relationship with companies in Brazil.

Furthermore, the year was also decisive for the process of integration of the Company and Banco Real. Right from the beginning of the integration process, important stages were completed, new products, services and functionalities were added to the daily routine of ours clients, seeking always to extract the best of each one of the banks. In 2010 all of the gaps that derived from the unification of the systems platforms of the two banks were developed and implemented, and the projects show a significant level of advancement. The prior tests were conducted on the systems, relative to the migration of client and transaction data, as well as the tests on the new technological platform.

In October 2010 close to 100 thousand clients of 6 branches located in the regions of Limeira and Piracicaba, State of São Paulo, were migrated to the Santander Brasil platform, anticipating with a significant portion of checking account holders, and showing that Santander Brasil was prepared for the migration activity for the other clients, which was accomplished in February 2011.

Since November 2010 the branches, ATMs, internet banking and other relationship channels adopted the unified brand, starting to operate as Santander. In this stage, there were no alterations in the products, services and numbers of branches and client accounts, in order to facilitate their daily routines. We stress that the principal assumption of the integration process is of continually improving the standards of service and the levels of service provided to the new products, whereby services and functionalities were added to the clients’ daily routines, so as to extract in all of the stages of the process the best that each bank had to offer. Some of the changes brought immediate benefits for the clients, enabling right from implementation to leverage of the businesses.

Based on the foregoing the Executive Board of Santander Brasil understands that the Company presents financial and equity conditions that are sufficient to implement its business plan and to perform its short and medium-term obligations.

b. Capital structure and possibility of redemption of shares or quotas, indicating:

  i. Case of redemptions

  ii. Formula to calculate the redemption value

Stockholders’ Equity

The Extraordinary Shareholders’ Meeting held on July 25, 2008 approved a capital increase of R$800,000 thousand, through the issuance of 3,689,477 thousand Shares, (1,974,003 thousand are Common Shares and 1,715,474 thousand are Preferred Shares).

The Extraordinary Shareholders’ Meeting held on August 29, 2008 approved a capital increase of R$38,920,753 thousand, of which R$38,020,753 thousand were allocated to share capital account and R$900,000 thousand to capital reserves, through the issuance of 189,300,327 thousand Shares, (101,282,490 thousand are Common Shares and 88,017,837 thousand are Preferred Shares), related to the merger of shares of Banco Real and AAB Dois to the Santander Brasil’s Capital.

The Extraordinary Shareholders' Meeting held on August 14, 2009 approved a share capital increase of R$2,471,413 thousand, through the issuance of 14,410,886 thousand Shares (7,710,343 thousand are Common Shares and 6,700,543 thousand are Preferred Shares), related to the merger of shares of Santander Seguros from Santander Brasil Asset Management Distribuidora de Títulos e Valores Mobiliários S.A. and Banco Comercial e de Investimento Sudameris S.A.

On October 13, 2009, as a result of the Global Offering, the share capital of Santander Brasil was increased by Board of Directors to 525,000,000 Units (totaling 55,125,000 thousand Shares, 28,875,000 thousand Common Shares and 26,250,000 thousand Preferred Shares).

On October 29, 2009 the number of shares initially offered in the Global Offering was increased by 6.85%, i.e., 35,955,648 Units (3,775,343 thousand shares, of which 1,977,561 thousand Shares are Common Shares and 1,797,782 thousand are Preferred Shares). The capital increase totaled R$ 12,988,842 thousand net of issuances costs of R$ 193,616 thousand.

On April 27, 2010, the Extraordinary Shareholders’ Meeting approved a capital increase amounting of R$22,130 thousand, without the issuance of new shares, through the incorporation of capital reserves.

Thousands of Reais	2010	2009	2008

Share capital	62,634,585	62,612,455	47,152,201
Reserves	6,094,885	2,161,302	1,240,031
Profit for the year attributable to the Parent	7,382,093	5,507,606	2,378,395
Less: dividends and remuneration	(3,540,000)	(1,575,000)	(1,453,045)
Valuation adjustments	783,755	559,042	513,617
Non-controlling interests	8,076	1,338	5,279
Total Equity	73,363,394	69,266,743	49,836,478

Regulatory Capital – Basel Ratio

In line with the Santander Spain Group’s global capital management policy, which entity in the group should have auto-sufficient in capital. As a result, the Santander Brasil funds its operations, primarily, by external funds independently of any entities of Santander Spain Group.

Financial institutions are required to maintain a Reference Capital consistent with risks of their activities, higher to the minimum of 11% of required capital. In July 2008 new regulatory capital measurement rules, under the Basel II Standardized Approach, went into effect, including a new methodology for credit risks and operational risks measurement, analysis and management. This ratio must be calculated on a consolidated basis, as shown below:

	Financial Consolidated (1)
Thousands of Reais	2010	2009	2008

Adjusted Tier I Regulatory Capital (2)	44,883,986	42,352,612	23,033,013
Tier II Regulatory Capital	7,433,493	9,972,644	8,504,338
Adjusted Regulatory Capital (Tier I and II) (2)	52.317.479	52,325,256	31,537,351
Required Reference Capital	26,019,647	22,483,494	23,527,735
Required Regulatory Capital (2)	23,480,589	20,607,792	22,324,423
Market Risk Portions (3)	1,077,100	844,882	916,186
Operational Risk Portion	1,461,958	1,030,820	287,126
Basel II Ratio	22.1%	25.6%	14.7%
(1) Amounts calculated based on the consolidated information of the financial institutions (Financial Consolidated).
(2) Disregards the effect of goodwill, as determined by the international rule.

(3) Includes parcels for market risk exposures subject to variations in rates of foreign currency coupons (PJUR2), price indexes (PJUR3) and interest rate (PJUR1/PJUR4), the price of goods commodities (PCOM), the price of shares classified as trading portfolios (PACS), and parcels for gold exposure and foreign currency transactions subject to foreign exchange (PCAM).

On February 17, 2011 the Central Bank published Announcement No. 20615, divulging preliminary orientations and the chronogram for implementation of Basel III in Brazil, which will supplement the existing banking rules, creating new parameters for absorption of the systemic risks within the banking system deriving from growth in the offer of credit. Among the measures proposed within the scope Basel III are included more minimum requirements of capital, introduction of requirement of capital for preservation of the finance condition (by means of absorption of losses) and protection against macro-economic risks (preservation capital and countercyclical capital), revision of the applicable operational limits and definition of leveraging ratios

After implementation of the parameters  provided in Announcement No. 20615 (which is projected for conclusion in 2019), the sum of the amounts that make up the so-called Basel ratio (i.e., regulating capital, preservation capital and countercyclical capital) to be observed by financial institutions will go up to thirteen percent (13%), instead of the eleven percent (11%) ratio presently required. The rules for implementation of Basel III are expected to be issued as from the end of 2011 and the impacts will be duly analyzed and reflected in the calculation of the regulating capital of Santander Brasil.

The Santander Brasil, according to Circular 3,477 of December 23, 2009, issued by the Central Bank, shall publish information relating to risk management and Regulatory Capital. The report in greater detail the structure and methodologies will be released within the statutory period, the electronic address www.ri.santander.com.br

Other information

Financial institutions are required to maintain the investment of funds in fixed assets in accordance with the level of regulatory capital adjusted. The funds invested in fixed assets, calculated on a consolidated basis, are limited to 50% of the regulatory capital adjusted in accordance with regulations. On December 31, 2010 and 2009, the Santander Brasil is framed in that index.

The possibility of shares or quotas redemption is not applicable, except for cases stipulated on article 44, of the Corporation Law.

c. Payment capacity in relation to financial obligations assumed

The Board of Executive Officers believes that the Company has the financial and capital ability sufficient to attend its liabilities commitments.

The liability capacity management is carried in a dynamic way through defined limits and control models, as determined and approved by the ALCO (Asset and Liability Management Committee – not a Bylaw Committee), which operates under guidelines and procedures established by the Santander Spain Group and the Central Bank. The liability management and control is made by the analysis of  cash flow position, structural liquidity and simulations of potential losses in stress scenarios, and have planning to the fund requirements, structuring the sources of financing to achieve optimal diversification in terms of maturities, instruments and markets and setting forth contingency plans. These controls, added by the policy to maintain a minimum liquidity margin, ensure sufficient resources to honor customer deposits and other liabilities, lending and financing to customers, meet the needs of working capital for investments and to face eventual risks related to a liquidity crises.

The Santander Brasil manages the risks inherent to the activity of the commercial bank activities, such as the structural risks of interest rates, liquidity and exchange rates. The purpose of financial management is to make net interest revenue from our commercial activities more stable and recurrent, maintaining adequate levels of liquidity and solvency. The financial management area analyzes structural interest rate risk derived from mismatches in maturity and revision dates for assets and liabilities in each of the currencies in which the Santander Brasil operates.

The following table shows the gaps between the reprising dates of financial assets and financial liabilities of different maturities as of December 31, 2010 (liquidity position):

	On	Up to	3 to	1 to	3 to	After	2010	2009	2008
Thousands of Reais	demand	3 months	12 months	3 years	5 years	5 years	Total

Financial Assets:
Cash and balances with the Central Bank of Brazil	44,343,701	7,966,178	4,490,272	-	-	-	56,800,151	27,269,012	23,700,500
Debt instruments	-	6,705,785	3,455,031	36,393,309	6,947,815	8,754,287	62,256,227	57,510,932	39,596,464
Equity instruments	22,435,327	-	-	-	-	-	22,435,327	17,991,746	1,923,483
Loans and amounts due from credit institutions	5,735,109	1,747,182	2,319,266	946,794	3,716,619	8,533,246	22,998,216	26,202,578	33,738,533
Loans and advances to customer, gross	9,744,791	37,616,374	51,095,094	45,347,623	10,536,509	6,217,932	160,558,323	138,394,403	142,649,416
Total	82,258,928	54,035,519	61,359,663	82,687,726	21,200,943	23,505,465	325,048,244	267,368,671	241,608,396

Financial Liabilities:
Deposits from the Central Bank of Brazil	-	-	-	-	-	-	-	240,113	184,583
Deposits from credit institutions	856,322	19,304,849	10,358,095	10,669,471	524,889	677,946	42,391,572	20,957,641	26,633,012
Customer deposits	46,603,707	28,910,116	26,300,047	58,599,472	4,401,853	3,134,006	167,949,201	149,440,156	155,494,839
Marketable debt securities	-	3,194,214	6,446,755	7,422,491	2,482,347	540,838	20,086,645	11,439,010	12,085,655
Subordinated liabilities	-	-	-	3,010,208	1,902,811	4,782,086	9,695,105	11,304,445	9,197,429
Other financial liabilities	2,432,612	10,608,134	20,440	157,062	-	-	13,218,248	10,188,164	10,685,172
Total	49,892,641	62,017,313	43,125,337	79,858,704	9,311,900	9,134,876	253,340,771	203,569,529	214,280,690

Difference (financial assets less financial liabilities)	32,366,287	(7,981,794)	18,234,326	2,829,022	11,889,043	14,370,589	71,707,473	63,799,142	27,327,706
(*)Not includes derivatives financial instruments.

 The following table shows the financial assets and liabilities for local and foreign currency gaps as of December 31, 2010 (Currency Gap):

	National	Foreign	2010	2009	2008
Thousands of Reais	Currency	Currency	Total

Financial Assets:
Cash and balances with the Central Bank of Brazil	56,734,086	66,065	56,800,151	27,269,012	23,700,500
Debt instruments	61,329,205	927,022	62,256,227	57,510,932	39,596,464
Equity instruments	22,267,411	167,916	22,435,327	17,991,746	1,923,483
Loans and amounts due from credit institutions	17,412,613	5,585,603	22,998,216	26,202,578	33,738,533
Loans and advances to customer, gross	144,706,020	15,852,303	160,558,323	138,394,403	142,649,416
Total	302,449,335	22,598,909	325,048,244	267,368,671	241,608,396

Financial Liabilities:
Financial liabilities at amortized cost:
Deposits from the Central Bank of Brazil	-	-	-	240,113	184,583
Deposits from credit institutions	26,794,663	15,596,909	42,391,572	20,957,641	26,633,012
Customer deposits	164,532,493	3,416,708	167,949,201	149,440,156	155,494,839
Marketable debt securities	16,174,057	3,912,588	20,086,645	11,439,010	12,085,655
Subordinated liabilities	9,695,105	-	9,695,105	11,304,445	9,197,429
Other financial liabilities	13,218,248	-	13,218,248	10,188,164	10,685,172
Total	230,414,566	22,926,205	253,340,771	203,569,529	214,280,690

Difference (Financial assets less Financial liabilities)	72,034,769	(327,296)	71,707,473	63,799,142	27,327,706
(*)Not includes derivatives financial instruments.

Information regarding the sensitivity analysis of trading and banking portfolio generated by the corporate systems of the Santander Brasil and the risk management structure are available in items 10.2 b and c.

d. Financing sources used for working capital and for investment in non-current assets

Described in item 10.1.f.

e. Financing sources for working capital and for investment in non-current assets intended for use in coverage of liquidity deficiencies

Described in item 10.1.f.

f.  Debt levels and characteristics of such debts, also describing:

i. Relevant loan and financing agreements

ii. Other long-term relations with financial institutions

iii. Level of subordination between debts

iv. Eventual restrictions imposed to company, mainly in relation to debt limits and contracting of new debts, distribution of dividends, dispose of assets, release of new securities and dispose of corporate control

The main source of funds of the Santander Brasil are the demand, savings and time deposits, in line with of other Brazilian banks, the Santander Brasil also uses money market funding - securities issued by itself and the Federal Government securities with repurchase agreements (repurchase agreements).

Santander Brasil also has deposits with credit institutions related to the financing facilities for exports and imports obtained from bankers abroad, intended for application in foreign exchange commercial transactions, relative to discounts of export notes and pre-financing for exports and imports, and o obligations for on loans in the Country – official institutions, according to the operating policies of the BNDES System.

The Company issue securities in the local market through (i) Agribusiness Credit Notes (Letra de Crédito do Agronegócio, or “LCA”), which are credit notes that are freely negotiable and represent an unconditional promise of payment in cash, issued exclusively by financial institutions related to credit rights originated from transactions conducted between rural producers and their cooperatives and agents of the agribusiness production chain; (ii) Real Estate Credit Notes – LCI related to credit rights originated from Real Estate transactions; and (iii) Financing Bills, bills of long-term, verbal, transferable and free trading.

Securities Issued Abroad in foreign currency including securities and other (Eurobonds and Fixed rate Notes) and securitization notes - securitization transactions involving the sale of our right, title and interest in (but none of our obligations under) certain of our diversified payment rights, which consist of certain foreign denominated payment orders received or to be received (the sale of such diversified payment rights is made to a special purpose company, which finances its purchases of such rights through the issue of notes).

The Santander Brasil also uses subordinated debt instruments in its capital structure, represented by securities issued according to the rules of the Central Bank, which are used as Level II Regulatory Capital for calculating the operating limits, including the subordinated CDBs and certificates of deposit issued by us in the local market in various issuances at average interest rates indexed to CDI or IPCA.

The breakdown at December 31, 2010 of Santander Brasil funding is described below:

Thousands of Reais	2010	2009	2008

Deposits from the Central Bank of Brazil and Deposits from credit institutions	42,391,572	21,197,754	26,817,595
Demand deposits (1)	344,072	195,081	65,585
Time deposits (2)	28,867,406	20,838,179	26,720,554
Repurchase agreements	13,180,094	164,494	31,456

Customer deposits	167,949,201	149,440,156	155,494,839
Current accounts (1)	16,131,836	15,139,942	15,297,660
Savings accounts	30,303,463	25,216,924	20,642,679
Time deposits	68,916,301	74,633,544	88,880,022
Repurchase agreements	52,597,601	34,449,746	30,674,478

Marketable debt securities	20,086,645	11,439,010	12,085,655
Real estate credit notes - LCI	7,614,891	5,985,385	4,496,764
Bonds and other securities	3,351,137	2,850,777	3,756,235
Treasury Bills	6,638,936	-	-
Securitization notes (MT100) (3)	1,577,181	1,371,588	1,816,289
Agribusiness credit notes - LCA	904,500	1,231,260	2,016,367

Subordinated liabilities	9,695,105	11,304,445	9,197,429

Other financial liabilities	13,218,248	10,188,164	10,685,172

Total	253,340,771	203,569,529	214,280,690
(1) Non-interest bearing accounts.
(2) It includes the operation with credit institution arising from export and import financing lines, BNDES and Finame on-lending and abroad and other credit lines abroad.

(3) Obligation acquired from the sale of the right to receipt future flows of payment from foreign correspondent banks. It includes the series 2004-1 in the amount of US$98 million (2009 - US$190 million and 2008 - US$277 million), with charges equivalent to 5.5% p.a., payable semiannually until September 2011, the series 2008-1 in the amount of US$173 million (2009 - US$190 million and 2008 - US$190 million), with charges equivalent to 6.2% p.a., payable semiannually until March 2015 and the series 2008-2 was increased in US$100 million in the first quarter of 2010, in total amount of US$400 million (2009 - US$300 million and 2008 - US$300 million), with charges equivalent to Libor (6 months) + 0.80% p.a., payable semiannually, with the principal payable in 6 installments between March 2012 to September 2014 related, the series 2009-1 in the amount of US$50 million, with charges equivalent to Libor (6 months) + 2.1% p.a., payable semiannually, with the principal payable in 6 installments between March 2012 to September 2014, the series 2009-2 in the amount of US$50 million, with charges equivalent to 6.3% p.a., payable semiannually, with the principal payable semiannually in 14 installments between March 2013 to September 2019 and the series 2010-1 in the amount of US$247 million, with charges equivalents to Libor + 1.5 p.a., payable semiannually from March 2011, with the principal payable in 7 semiannually installments between March 2013 to March 2016.

The following table shows the detailed composition of the Eurobonds and other bonds:
Thousands of Reais	Issuance	Maturity	Currency	Interest rate (p.a)	2010	2009	2008

Eurobonds	April and November-10	April-15	US$	4.5%	1,447,210	-	-
Eurobonds	November-05	November-13	R$	17.1%	471,849	471,849	340,256
Eurobonds	December-10	December-11	US$	Zero Coupon	730,948	-	-
Eurobonds	March-05	March-13	R$	17.0%	169,299	169,299	169,223
Eurobonds (1)	June-07	May-17	R$	FDIC	31,347	25,676	28,818
Eurobonds	February-05	February-10	R$	16.2%	-	803,154	842,802
Eurobonds	November-05 to January-06	May-09	R$	IPCA + 6%	-	-	363,801
Structured Notes	April-09	April-10	R$	102.5% CDI	-	179,494	160,266
Others					500,484	1,201,305	1,851,069
Total					3,351,137	2,850,777	3,756,235
(1) Indexed to Credit Event Notes.

The following table shows the detailed composition of the subordinated debt:

Thousands of Reais	Issuance	Maturity	Amount (millions)	Interest rate	2010	2009	2008

Subordinated Certificates (1)	June-06	July-16	R$1,500	105.0% CDI	2,495,990	2,263,856	2,050,292
Subordinated Certificates (4) (6)	March-09	March-19	R$1,507	13.8%	-	1,667,219	-
Subordinated Certificates (1)	October-06	September-16	R$850	104.5% CDI	1,351,627	1,226,492	1,111,313
Subordinated Certificates (1)	July-07	July-14	R$885	104.5% CDI	1,273,137	1,155,269	1,046,778
Perpetual Bonds (5)(6)	September-05	Indeterminate	US$500	8.7%	-	870,259	1,163,487
Subordinated Certificates (1)	April-08	April-13	R$600	100.0% CDI + 1.3%	814,922	733,444	659,220
Subordinated Certificates (1)	April-08	April-13	R$555	100.0% CDI + 1.0%	753,066	679,443	612,183
Subordinated Certificates (1)	July-06 to October-06	July-16 to July-18	R$447	104.5% CDI	733,718	665,790	603,266
Subordinated Certificates (1)	January-07	January-13	R$300	104.0% CDI	460,494	418,055	378,974
Subordinated Certificates (1)	August-07	August-13	R$300	100.0% CDI + 0.4%	430,041	390,192	353,546
Subordinated Certificates (1)	January-07	January-14	R$250	104.5% CDI	384,437	348,846	316,086
Subordinated Certificates (1) (2)	May-08 to June-08	May-13 to May-18	R$283	CDI	374,705	338,366	305,087
Subordinated Certificates (1) (3)	May-08 to June-08	May-13 to June-18	R$268	IPCA	372,952	325,676	288,447
Subordinated Certificates (1)	November-08	November-14	R$100	120.5% CDI	128,062	114,490	102,184
Subordinated Certificates (1)	February-08	February-13	R$85	IPCA +7.9%	121,954	107,048	95,175
Floating Rate Notes	November-99	November-09	US$170	Libor + 4.5%	-	-	94,704
Floating Rate Notes	November-99	November-09	US$30	Libor + 4.5%	-	-	16,687
Total					9,695,105	11,304,445	9,197,429
(1) Subordinated certificates of deposit issued by Banco Santander S.A. with yield paid at the end of the term together with the principal.
(2) Indexed to 109% and 112% of the CDI or CDI plus interest of 1.16% p.a. to 1.53% p.a.
(3) Indexed to the IPCA (extended consumer price index) plus interest of 8.28% p.a. to 8.65% p.a.

(4) On January 22, 2010, the Bank redeemed in advance the Subordinated CDB (bank certificate of deposit), whose creditor was Santander Spain, pursuant to authorization granted by the Central Bank of Brazil on January 8, 2010.

(5) On September 20, 2010, was redeemed in advance the Perpetual Bonds, issued by the Grand Cayman branch pursuant to authorization by the Central Bank in August 4, 2010.

(6) The purpose of the anticipated redemption was to improve the funding structure of the Santander Brasil, accordingly to the strategy informed in the use of proceeds of the "Final Global Offering Prospect for the Initial Public Offering of Certificates of Deposit Shares (Units) Issuance of Banco Santander (Brasil) S.A" and Form F-1.

The following table shows the composition of the obligations of Santander Brasil by maturity:

	On	Up to	3 to	1 to	3 to	After	2010	2009	2008
Thousands of Reais	demand	3 Months	12 Months	3 Years	5 Years	5 Years	Total

Liabilities:
Financial liabilities at amortized cost:	-	-	-	-	-	-	-	240,113	184,583
Deposits from the Central Bank of Brazil	856,322	19,304,849	10,358,095	10,669,471	524,889	677,946	42,391,572	20,957,641	26,633,012
Deposits from credit institutions	46,603,707	28,910,116	26,300,047	58,599,472	4,401,853	3,134,006	167,949,201	149,440,156	155,494,839
Customer deposits	-	3,194,214	6,446,755	7,422,491	2,482,347	540,838	20,086,645	11,439,010	12,085,655
Marketable debt securities	-	-	-	3,010,208	1,902,811	4,782,086	9,695,105	11,304,445	9,197,429
Subordinated liabilities	2,432,612	10,608,134	20,440	157,062	-	-	13,218,248	10,188,164	10,685,172
Total	49,892,641	62,017,313	43,125,337	79,858,704	9,311,900	9,134,876	253,340,771	203,569,529	214,280,690

g. use limits of financing already contracted

Santander Brasil has not limits of financing already contracted.

h. significant changes in each item of the financial statements

h.1. Income

				Variance %
Thousands of Reais	2010	2009	2008	2010 x 2009	2009 x 2008

Interest and similar income	40,909,204	39,342,956	23,767,814	4.0%	65.5%
Interest expense and similar charges	(16,814,126)	(17,175,865)	(12,329,845)	-2.1%	39.3%
NET INTEREST INCOME	24,095,078	22,167,091	11,437,969	8.7%	93.8%
Income from equity instruments	51,721	29,903	36,972	73.0%	-19.1%
Income from companies accounted for by the equity method	43,942	295,414	112,330	-85.1%	163.0%
Fee and commission income	7,833,293	7,148,164	4,809,014	9.6%	48.6%
Fee and commission expense	(997,785)	(910,402)	(555,311)	9.6%	63.9%
Gains (losses) on financial assets and liabilities (net) and Exchange differences (net)	1,875,050	2,665,132	189,666	-29.6%	1305.2%
Other operating income (expense)	(347,999)	(115,624)	(59,817)	201.0%	93.3%
TOTAL INCOME	32,553,300	31,279,678	15,970,823	4.1%	95.9%
Administrative expenses	(11,230,602)	(10,947,217)	(7,184,937)	2.6%	52.4%
Depreciation and amortization	(1,237,410)	(1,248,612)	(846,005)	-0.9%	47.6%
Provisions (net)	(1,974,326)	(3,480,693)	(1,230,317)	-43.3%	182.9%
Impairment losses on financial assets (net)	(8,233,810)	(9,966,404)	(4,099,284)	-17.4%	143.1%
Impairment losses on other assets (net)	(20,600)	(900,554)	(77,277)	-97.7%	1065.4%
Gains (losses) on disposal of assets not classified as non-current assets held for sale	(59,186)	3,369,301	6,611	-101.8%	50865.1%
Gains (losses) on non-current assets held for sale not classified as discontinued operations	199,137	31,630	9,219	529.6%	243.1%
OPERATING PROFIT BEFORE TAX	9,996,503	8,137,129	2,548,833	22.9%	219.2%
Income taxes	(2,613,929)	(2,629,165)	(170,207)	-0.6%	1444.7%
CONSOLIDATED PROFIT FOR THE YEAR	7,382,574	5,507,964	2,378,626	34.0%	131.6%

As a consequence of our acquisition of Banco Real in August 2008, our results of operations for the year ended December 31, 2008 and 2009 are not comparable.  In order to analyze the organic developments in our business we discuss pro forma information for the year 2008 as if we had consolidated Banco Real as from January 1, 2008.

Net income for the year ended December 31, 2010 was R$7.4 billion, a 34%, or R$1.9 billion increase from R$5.5 billion for the year ended December, 2009. Net income for the year ended December 31, 2009 was R$5.5 billion, a 132%, or R$3.1 billion increase from R$2.4 billion for the year ended December 31, 2008. The increase was mainly due to the consolidation of Banco Real in our financial statements. On a pro forma basis as if the acquisition of Banco Real had occurred as of January 1, 2008, net income for the year ended December 31, 2009 increased by 41% compared to R$3.9 billion for the year ended December 31, 2008.

h.1.1 Results of Operations for the year ended December 31, 2010 compared to December 31, 2009 compared to December 31, 2008

Net interest income

Santander Brasil’s net interest income for the year ended December 31, 2010 was R$24.1 billion, a 8.7% or R$1.9 billion increase from R$22.2 billion for the year ended December 31, 2009. This increase was mainly due to the growth in our lending activities, especially in the second semester of 2010, the incorporation of the asset management and insurance business and the revenues from utilization of the proceeds of our IPO in late 2009 for lending and other activities. In 2009 the bank reached R$22.2 billion, a 94% or R$10.7 billion increase from R$11.4 billion for the year ended December 31, 2008. On a pro forma basis as if the acquisition of Banco Real had occurred as of January 1, 2008, net interest income in 2009 increased by 15% compared to R$19.2 billion in the year ended December 1, 2008. This increase was mainly due to growth in our lending activities, in addition to an increase in the average spread of our credit assets over interbank rates.

Income from companies accounted for by the equity method

Share of results of entities accounted by the equity method for the year ended December 31, 2010 was R$44 million, a R$251 million decrease from R$295 million for the year ended December 31, 2009. This decrease reflects the impact of the sale of Cielo and the restructuring process of AAB Dois which resulted in profit from the participation in such entities of respectively R$116 million and R$126 million in 2009 that did not occur in 2010. In 2009 our income from companies accounted for by the equity method was R$295 million, a R$183 million increase from R$112 million in 2008 This increase was mainly due to gains of R$126 million from AAB Dois, R$110 million of which was due to the sale of Real Capitalização business, to our affiliate Santander Seguros. On a pro forma basis as if the acquisition of Banco Real had occurred as of January 1, 2008, share of results of entities accounted for using the equity method in 2009 decreased 3% compared to R$305 million in 2008.

Net Fees and Commission Income

Net fees and commission income for the year ended December 31, 2010 were R$6.8 billion, a 9.6% or R$598 million increase from R$6.2 billion for the year ended December 31, 2009. This increase was mainly due to a R$455 million growth in commissions from the sale of insurance and capitalization products and a R$128 million increase in commissions from services related to investment funds, partially offset by less commissions of banking fees and others. In 2009 was R$6.2 billion, a 47% or R$2.0 billion increase from R$4.3 billion in 2008. On a pro forma basis as if the acquisition of Banco Real had occurred as of January 1, 2008, net fees and commission income in 2009 increased by 6% compared to R$5.9 billion in 2008. This increase was mainly due to a R$198 million growth in the sale of insurance and capitalization (savings-type products usually requiring the client to deposit a fixed amount) and a R$166 million increase in commissions on credit and debit cards.

				Variance %
Thousands of Reais	2010	2009	2008 Pro Forma	2010 x 2009	2009 x 2008 Pro Forma

Banking fees	2.369.390	2.457.786	2.376.470	-3,6%	3,4%
Receiving Services	506.212	502.251	442.485	0,8%	13,5%
Sale of insurance and capitalization	1.496.869	1.042.194	844.389	43,6%	23,4%
Investment funds	865.034	736.673	829.852	17,4%	-11,2%
Credit and debit cards	969.304	781.591	615.612	24,0%	27,0%
Capital markets	502.355	539.440	413.205	-6,9%	30,6%
Trade finance	456.341	384.393	397.104	18,7%	-3,2%
Tax on services	(356.766)	(349.725)	(350.808)	2,0%	-0,3%
Others	26.771	143.397	297.691	-81,3%	-51,8%
Total	6.835.510	6.238.000	5.866.000	9,6%	6,3%

Gains (Losses) on Financial Assets and Liabilities (Net) plus Exchange Differences (Net)

Gains (losses) on financial assets and liabilities (net) plus Exchange Differences for the year ended December 31, 2010 were gains of R$1.9 billion, a R$790 million decrease from gains of R$2.7 billion for the year ended December 31, 2009. The decrease was driven by the effect of the hedge of our investment at our Cayman (a strategy to mitigate the exchange rate variation and the fiscal effects of offshore investments on net profit). In the year ended December 31, 2010, the effect of the devaluation of the U.S. dollar against the real on the net equity of our Cayman, and the positive hedge results, caused gains of R$272 million, compared to gains of R$1.1 billion in the same period of 2009, offset by losses in the same amounts in taxes expenses. Excluding the effect of the hedge of the investment in the Cayman, Gains (losses) on Financial Assets and Liabilities (net) were R$1.6 billion for the year ended December 31, 2010, an increase of 5.5% compared to R$1.5 billion for the same period of 2009. In 2009 there were gains of R$2.7 billion, a R$4.0 billion increase from losses of R$1.3 billion in 2008. On a pro forma basis as if the acquisition of Banco Real had occurred as of January 1, 2008, gains (losses) on financial assets and liabilities (net) in 2009 increased R$3.2 billion compared to losses of R$484 million in 2008. An amount of R$1.3 billion of these gains relate to foreign currency derivatives entered into to hedge our exposure and were partially offset by foreign exchange losses recorded under exchange differences. In addition, the increase was driven by a R$1.7 billion increase in gains on our Cayman investment hedge and R$126 million increase in proceeds from the sale of part of our interests due to non-recurring gains registered with the IPO of BM&FBOVESPA offset in part by a R$76 million decrease in results from our proprietary trading activities. In 2009 there were a loss of R$51 million, a R$1.5 billion decrease from a gains of R$1.5 billion in 2008. On a pro forma basis as if the acquisition of Banco Real had occurred as of January 1, 2008, exchange differences (net) in 2009 decreased R$1.3 billion compared to a gain of R$1.3 billion in 2008 due primarily to the average appreciation of the real against the U.S. dollar for the year ended December 31, 2009 compared to the year ended December 31, 2008. These losses were largely offset by gains on derivative transactions settled to hedge our foreign currency exposure.

Other Operating Income (Expenses)

Other operating income (expenses) for the year ended December 31, 2010 was an expense of R$348 million, compared to an expense of R$116 million for the year ended December 31, 2009, mainly by a reduction of R$117 million in 2010 to recover operating expenses that we charged to clients until August, 2009. In 2009 was expense of R$116 million, compared to expense of R$60 million in 2008. On a pro forma basis as if the acquisition of Banco Real had occurred as of January 1, 2008, other operating income (expenses) account for the year ended December 31, 2009 corresponded to an increase of R$41 million compared to expenses of R$75 million for the year ended December 31, 2008.

Administrative Expenses

Administrative Expenses for the year ended December 31, 2010 was R$11.2 billion, a R$284 million increase compared to expenses of R$11.0 billion for the year ended December 31, 2009.

Salaries and benefits expenses increased R$410 million, mainly as a consequence of the terms of the applicable labor union agreement, which require certain adjustments linked to the official inflation index (IPCA).

Other administrative expenses decreased from R$5.4 billion for the year ended December 31, 2009 to R$5.3 billion for the year ended December 31, 2010. The decrease was primarily due to the cost of synergies obtained from the merger between Santander Brasil and Banco Real, particularly from maintenance of properties and marketing, partially offset by technical services that were outsourced.

As a result, our efficiency ratio, which we calculate as total administrative expenses divided by total income, improved from 35.0% for the year ended December 31, 2009 to 34.5% for the year ended December 31, 2010.

Our administrative expenses changed from R$7.2 billion in 2008, or R$11.5 billion on a pro forma basis as if the acquisition of Banco Real had occurred as of January 1, 2008, to R$10.9 billion in 2009. The efficiency ratio, reached from 44% for the year ended December 31, 2008 on a pro forma .

Provisions (Net)

Provisions, principally, include provisions for civil claims, tax contingencies, and especially for labor claims. Provisions (net) were R$2.0 billion in the year ended December 31, 2010, and when compared to R$3.5 billion in the year ended December 31, 2009 reflecting, mainly, acquisition integration activities of commercial and operational related to Banco Real and increased civil, labor and tax recorded in 2009 and acquisition that occurred in 2009 but not in 2010. Provisions (net) was R$3.5 billion for the year ended December 31, 2009, compared to R$1.2 billion for the year ended December 31, 2008, or R$1.7 million on a pro forma basis.

Impairment Losses on Financial Assets (Net)

Our expanded credit portfolio (computable credit risk portfolio) at December 31, 2010, presented an increase of 15% compared to the year-end 2009, while non-performing assets decreased 6%, in the same period. As a result, there was a reduction of 110 basis points on the default rate.

The net expenses from the allowances for credit losses in 2010 decreased 17.5% compared to 2009 (R$1,750 million), accounting for R$8,233 million at December 31, 2010 result of the continuing cycle of improvement in credit quality.

Impairment losses on financial assets (net) were R$10.0 billion in 2009, a 143.3% or R$5.9 billion increase from R$4.1 billion in 2008. On a pro forma basis as if the acquisition of Banco Real had occurred as of January 1, 2008, impairment losses on financial assets (net) in 2009 increased 51.9% compared to R$6.6 billion in 2008, mainly due to a 0.2% decrease in GDP in 2009 as compared to 2008, and higher unemployment rates.

Although the international financial crisis commenced in the second half of 2008, its major effects in terms of increasing default rates and deterioration of our credit portfolio occurred through the third quarter of 2009, when default rates reached their peak. In the fourth quarter of 2009, default rates started to decrease, reaching levels closer to those observed before the crisis.

The following table shows the ratio of our impaired assets to total computable credit risk and our coverage ratio at December 31, 2010, 2009 and 2008.

Thousands of Reais	2010	2009	2008

Computable credit risk (1)	183.121.435	159.361.775	164.695.074
Nonperforming assets	9.348.648	9.899.884	7.730.464
Allowances for nonperforming assets	9.191.762	10.070.479	8.181.156
Ratios
Nonperforming assets to computable credit risk	5,1%	6,2%	4,7%
Coverage ratio (2)	98,3%	101,7%	105,8%
(1) Computable credit risk is the sum of the face amounts of loans and leases (including nonperforming assets but excluding country risk loans), guarantees and documentary credits.
(2) Allowances for credit losses as a percentage of nonperforming assets.

Impairment Losses on Other Assets (Net)

Other impairment losses on other assets (net) for the year ended December 31, 2010 were losses of R$21 million, a R$880 million decrease from losses of R$901 million for the year ended December 31, 2009. This variance is principally explained by impairment losses of R$818 million on contracts for providing banking services that were registered in 2009 and did not occur again in 2010. On a pro forma basis as if the acquisition of Banco Real had occurred as of January 1, 2008, impairment losses on other assets (net) were R$85 million in 2008.

Gains (losses) on disposal of assets not classified as non-current assets held for sale plus Gains (losses) on non-current assets held for sale not classified as discontinued operations (Profit on disposal of assets)

Profit on disposal of assets were gains of R$140 million during the year ended December 31, 2010, a R$3.2 billion decrease from gains of R$3.4 billion during the same period ended in 2009, due to, principally, to the gain of R$3.3 billion in 2009 from the sale of our interest in Cielo, Tecban – Tecnologia Bancária S.A. and Companhia Brasileira de Soluções e Serviços – CBSS.

Income Tax

Income tax was R$2,614 million in 2010, an R$15 million decrease from 2009. Our effective tax rate was 26.1% and 32.3%, respectively for 2010 and 2009.  In 2010, the devaluation of the Dollar against the Real on the net equity of our Cayman, and the positive hedge results, caused losses of R$180 million in the tax expenses, compared to losses of R$1.1 billion in 2009. In addition, tax expense was affected in 2010, compared to 2009 by the following: (i) an increase of R$103 million in tax expenses due to goodwill tax deduction, R$1.4 billion in 2010 compared to R$1.5 billion in 2009, and (ii) a R$374 million increase in deductions to R$704 million in 2010 related to interest on capital, as compared to R$330 million in 2009.

Income tax was R$2,629 million in 2009, R$2,459 million increase from R$170 million in 2008. On a pro forma basis as if the acquisition of Banco Real had occurred as of January 1, 2008, income tax in 2009 increased 127% compared to R$1.2 billion in 2008. Our effective tax rates in 2009 and 2008 (on a pro forma basis), were 32% and 23%, respectively. In 2009, the 25% valuation of the real against the dollar on the net equity of our Cayman, and the positive hedge results, caused an increase of R$1.1 billion in the tax expenses, compared to the reduction of R$732 million in 2008. On the other hand, the tax expenses were reduced by R$1.3 billion due to an increase in goodwill tax deduction, compared to R$418 million in 2008.

h.2. Assets and Liabilities

				Variance %
Thousands of Reais	2010	2009	2008	2010 x 2009	2009 x 2008
ASSETS
CASH AND BALANCES WITH THE BRAZILIAN CENTRAL BANK	56.800.151	27.269.012	23.700.500	108,3%	15,1%
FINANCIAL ASSETS HELD FOR TRADING	24.821.365	20.115.652	19.986.000	23,4%	0,6%
Loans and amounts due from credit institutions	47.662	67.170	-	-29,0%	#DIV/0!
Debt instruments	16.472.413	12.554.035	10.011.999	31,2%	25,4%
Equity instruments	3.283.931	2.544.441	678.993	29,1%	274,7%
Trading derivatives	5.017.359	4.950.006	9.295.008	1,4%	-46,7%
OTHER FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS	17.939.781	16.294.460	5.574.961	10,1%	192,3%
Loans and amounts due from credit institutions	292.034	1.907.265	4.046.898	-84,7%	-52,9%
Loans and advances to customers	-	389.113	1.434.789	-100,0%	-72,9%
Debt instruments	224.388	210.973	93.274	6,4%	126,2%
Equity instruments	17.423.359	13.787.109	-	26,4%	#DIV/0!
AVAILABLE-FOR-SALE FINANCIAL ASSETS	47.206.019	46.406.120	30.735.681	1,7%	51,0%
Debt instruments	45.477.982	44.745.924	29.491.191	1,6%	51,7%
Equity instruments	1.728.037	1.660.196	1.244.490	4,1%	33,4%
LOANS AND RECEIVABLES	174.106.525	152.162.954	162.725.106	14,4%	-6,5%
Loans and amounts due from credit institutions	22.658.520	24.228.143	29.691.635	-6,5%	-18,4%
Loans and advances to customers	151.366.561	127.934.811	133.033.471	18,3%	-3,8%
Debt instruments	81.444	-	-	#DIV/0!	#DIV/0!
HEDGING DERIVATIVES	115.640	163.425	106.321	-29,2%	53,7%
NON-CURRENT ASSETS HELD FOR SALE	66.821	171.464	112.824	-61,0%	52,0%
INVESTMENTS IN ASSOCIATES	370.586	419.122	633.595	-11,6%	-33,9%
TANGIBLE ASSETS	4.518.109	3.701.769	3.829.074	22,1%	-3,3%
INTANGIBLE ASSETS	31.962.619	31.617.939	30.995.287	1,1%	2,0%
TAX ASSETS	14.842.066	15.779.222	12.919.894	-5,9%	22,1%
OTHER ASSETS	1.913.001	1.871.437	2.870.604	2,2%	-34,8%
TOTAL ASSETS	374.662.683	315.972.576	294.189.847	18,6%	7,4%

				Variance %
In thousand of Reais	2010	2009	2008	2010 x 2009	2009 x 2008

LIABILITIES AND STOCKHOLDERS’ EQUITY
FINANCIAL LIABILITIES FOR TRADING	4,784,653	4,434,734	11,209,600	7.9%	-60.4%
OTHER FINANCIAL LIABILITIES AT FAIR VALUE IN THE RESULTS	-	1,795	307,376	-100.0%	-99.4%
Deposits by financial institutions	-	1,795	307,376	-100.0%	-99.4%
FINANCIAL LIABILITIES AT AMORTIZED COST	253,340,771	203,567,734	213,973,314	24.5%	-4.9%
Deposits by the Central Bank of Brazil	-	240,113	184,583	-100.0%	30.1%
Deposits by credit institutions	42,391,572	20,955,846	26,325,636	102.3%	-20.4%
Deposits by clients	167,949,201	149,440,156	155,494,839	12.4%	-3.9%
Accounts payable for securities and bonds	20,086,645	11,439,010	12,085,655	75.6%	-5.4%
Subordinated debts	9,695,105	11,304,445	9,197,429	-14.2%	22.9%
Other financial liabilities	13,218,248	10,188,164	10,685,172	29.7%	-4.7%
DERIVATIVES USED FOR HEDGING	112	9,806	264,771	-98.9%	-96.3%
LIABILITIES FROM INSURANCE CONTRACTS	19,643,129	15,527,197	-	26.5%	n.a.
PROVISIONS	9,395,161	9,480,262	8,915,245	-0.9%	6.3%
TAX PROVISIONS	10,529,625	9,456,537	6,156,101	11.3%	53.6%
OTHER ACCOUNTS PAYABLE	3,605,838	4,227,768	3,526,962	-14.7%	19.9%
TOTAL LIABILITIES	301,299,289	246,705,833	244,353,369	22.1%	1.0%
STOCKHOLDERS’ EQUITY	72,571,563	68,706,363	49,317,582	5.6%	39.3%
ADJUSTMENTS TO MARKET VALUE	783,755	559,042	513,617	40.2%	8.8%
PARTICIPATION BY NON-CONTROLLERS	8,076	1,338	5,279	503.6%	-74.7%
TOTAL STOCKHOLDERS’ EQUITY	73,363,394	69,266,743	49,836,478	5.9%	39.0%
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	374,662,683	315,972,576	294,189,847	18.6%	7.4%

Investment Funds under Management	111,338,357	98,407,143	80,402,046	13.1%	22.4%

The total assets of Santander Brasil reached R$374,663 million on December 31, 2010, a growth of 18.6%, mainly due to the increase of the credit portfolio and of cash and cash equivalents and reserves with the Central Bank, in comparison with 2009, which total was R$315,973 million, 7.4% more than in the fiscal year ended December 31, 2008, amounting to R$294,190 million. The increase of results in 2009 reflects the impacts generated by the absorption of shares of Santander Seguros in the fourth quarter of 2009, principally in the “Other financial assets at fair value in the results – Equity instruments” and “Liabilities under insurance contracts” line items.

h.2.1 Credit Portfolio

				Variance %
Thousands of Reais	2010	2009	2008	2010 x 2009	2009 x 2008

Other financial assets at fair value through profit or loss	-	389.113	1.434.789	-100,0%	-72,9%
Loans and receivables	151.366.561	127.934.811	133.033.471	18,3%	-3,8%
Of which:
Loans and receivables at amortized cost	160.558.323	138.005.290	141.214.627	16,3%	-2,3%
Impairment losses	(9.191.762)	(10.070.479)	(8.181.156)	-8,7%	23,1%
Loans and advances to customers, net	151.366.561	128.323.924	134.468.260	18,0%	-4,6%
Loans and advances to customers, gross	160.558.323	138.394.403	142.649.416	16,0%	-3,0%

Loan borrower sector:
Commercial, financial and industrial	78.101.177	66.600.944	76.406.755	17,3%	-12,8%
Real estate-construction	5.392.015	3.828.675	2.469.227	40,8%	55,1%
Real estate-mortgage	6.698.125	5.225.798	4.472.602	28,2%	16,8%
Installment loans to individuals	60.250.581	49.103.083	46.856.869	22,7%	4,8%
Lease financing	10.116.425	13.635.903	12.443.963	-25,8%	9,6%
Total Loans and advances to customers, gross (1)	160.558.323	138.394.403	142.649.416	16,0%	-3,0%
(1) It includes commercial credit, secured loans, reverse repurchase agreements, finance leases, other term loans and impaired assets.

In December 31, 2010 our loans and advances to clients totaled R$160.6 billion, with an 16.% growth compared to 2009, particularly in credit products and real estate loans to individuals. In December 2010, loans to individuals totaled R$60,251 million, up 22.7% in twelve months. This growth was mainly driven by credit cards portfolio that grew by 27.0% in twelve months, due to the card base and the payroll loan portfolio grew a 36.9% increase, including portfolio acquired.

Corporate loans (commercial, financial and industrial) presented up 17.3% year on year, of which Loans to large companies stood at up 14.6% year on year and Loans to small and medium companies presented a 21.8% upturn year on year.

Santander Brasil combined its best practices on credit risk management with those from Banco Real during 2010, strengthening its commitment on credit growth with prudence and market knowledge. As a result, the decision making process on lending (for some levels), was decentralized this year, improving the branches autonomy. In addition, the organization was reinforced with a new team fully dedicated to development management systems and structures, in order to assure the best deals for the Company.

The growth of the Company's credit portfolio in an accelerated, steady and good-quality was the result of two factors: (i) the structure strong and consolidated, making it possible to contain the impacts of global financial crisis of 2009 and (ii) the momentum Brazilian economy this year. Focusing on increasing credit portfolio and reducing default rates, the adopted measures were important to strengthen the credit recovery business in an effective and consistent manner. As a result, Santander Brasil observed nonperforming assets and default rates decreased in line with its peers – reversing the trend observed until the third quarter of 2009, when reached its peak – confirming the improvement of our credit portfolio.

Nonperforming Assets decreased R$551 million (-5.6%) in the year ended in December 31, 2010, compared to the year ended on December 31, 2009.  The main decreased occurred in the individuals portfolio, with figures of R$472 million, representing a decrease of 8.8%.

Nonperforming Assets increased by R$2.2 billion, or 28%, in  the fiscal year ended December 31, 2009 when compared to the fiscal year ended December 31, 2008. The main increase in the personal account portfolios, in the order of R$807 million, or 37%. However, the fourth quarter of 2009 showed a reduction of the balances of recoverable assets and of the default ratios when compared to the figures at the end of the third quarter of 2009, signaling the beginning of a cycle of improvement of the quality of the credit portfolio, already disregarding the seasonableness of the default that is already common in this period (improvement in the payments capability of the clients).

h.2.1.i Deposits

				Variance %
Thousands of Reais	2010	2009	2008	2010 x 2009	2009 x 2008

Deposits from the Brazilian Central Bank and Deposits from credit institutions	42.391.572	21.197.754	26.817.595	100,0%	-21,0%
Demand deposits (1)	344.072	195.081	65.585	76,4%	197,4%
Time deposits (2)	28.867.406	20.838.179	26.720.554	38,5%	-22,0%
Repurchase agreements	13.180.094	164.494	31.456	7912,5%	422,9%

Customer deposits	167.949.201	149.440.156	155.494.839	12,4%	-3,9%
Current accounts (1)	16.131.836	15.139.942	15.297.660	6,6%	-1,0%
Savings accounts	30.303.463	25.216.924	20.642.679	20,2%	22,2%
Time deposits	68.916.301	74.633.544	88.880.022	-7,7%	-16,0%
Repurchase agreements	52.597.601	34.449.746	30.674.478	52,7%	12,3%

Total	210.340.773	170.637.910	182.312.434	23,3%	-6,4%
(1) Non-interest bearing accounts.
(2) It includes the operation with credit institution arising from export and import financing lines, BNDES and Finame on-lending and abroad and other credit lines abroad.

Deposits from the Central Bank and Deposits from credit institutions

Our balance of deposits from the Central Bank and credit institutions decreased from R$26.8 billion on December 31, 2008 to R$21.2 billion on December 31, 2009 and increased to R$42.3 billion on December 31, 2010, representing 15%, 12% and 20% of total deposits, respectively. The largest variation was observed in the repurchase agreements’ balance, which increased R$13.1 billion from December 31, 2009 to December 31, 2010. As of April 2010, the reserve requirements must be deposited in cash at Central Bank instead of pledging public bonds.  In order to raise the necessary funding to satisfy the new reserve requirements, the unpledged public bonds were used for repurchase agreements operations. Increases of external loans and on lendings were the main cause of the variation in time deposits in the same period.

Customer Demand Deposits

Our balance of demand deposits (current accounts) was R$15.3 billion on December 31, 2008, R$15.1 billion on December 31, 2009 and R$16.2 billion on December 31, 2010, representing 8%, 9% and 8% of total deposits for the years 2008, 2009 and 2010, respectively. The balance of demand deposits remained relatively stable, with an increase of 6.6% in 2010 compared to 2009.

Customer Savings Deposits

Our customer savings deposits was R$20.6 billion on December 31, 2008, R$25.2 billion on December 31, 2009 and R$30.3 billon on December 31, 2010, representing 11%, 15% and 14% of total deposits, respectively.  The variation from December 31, 2009 to December 31, 2010 is mainly explained by the reduced local interest rate levels in 2010, which reduced the attractiveness of other fixed income investments, fostering a migration to saving accounts. Saving accounts are the most popular investment in Brazil, which makes them the natural saving instrument for the increasing new entrants in the banking system.

Customer Time Deposits

Our balance of customer time deposits was R$88.9 billion on December 31, 2008, R$74.6 billion on December 31, 2009 and R$68.9 billon on December 31, 2010, representing 49%, 44% and 33% of total deposits, respectively. The decrease in the total volume of customer’s time deposits in 2010 mainly resulted from our strategy to increase through borrowings and repurchase agreements in 2009, due to reduced uptake of institutional clients, in line with the proposal to improve the funding structure, as informed strategy on Public Offering of Santander in October 2009.

Customer Deposits - Repurchase Agreements

We maintain a portfolio of Brazilian public and private liquid debt instruments used to obtain overnight funds from other financial institutions or investment funds by selling such securities and simultaneously agreeing to repurchase them.  Due to the short term (overnight) nature of this funding source, such transactions are volatile, and are composed, generally, of Brazilian public securities.

Securities sold under repurchase agreements increased from R$30.7 billion on December 31, 2008 to R$34.4 billion on December 31, 2009 and R$52.6 billon on December 31, 2010, representing 17%, 20% and 25% of total deposits, respectively. The variation in 2010 was mainly a result of the strategy to increase uptake through these resources.

h.2.1.ii Shareholders’ Equity

See item 10.1.b. - Equity.

10.2. The executive officers should comment:

a. results of the operations of the Company, particularly:

i. description of any important components of revenue

Statement of Income (R$ Million)	2010	2009	Var. (%)	2008	Var. (%)
Net interest margin	24,095	22,167	8.7%	19,231	15.3%
Net commission fees	6,834	6,238	9.6%	5,866	6.3%
Earnings (losses) with assets and liabilities	1,875	2,665	-29.6%	777	243.0%
Other revenues¹	(252)	209	n.a.	269	-22.3%
Total Revenues	32,552	31,279	4.1%	26,143	19.6%
General Expenses	(11,230)	(10,947)	2.6%	(11,532)	-5.1%
Depreciation and amortization	(1,237)	(1,249)	-1.0%	(1,236)	1.1%
Provision for bad debts²	(8,233)	(9,983)	-17.5%	(6,573)	51.9%
Net / other provisions³	(1,856)	(963)	92.7%	(1,730)	-44.3%
Operating income before taxes	9,996	8,137	22.8%	5,072	60.4%
Income tax	(2,614)	(2,629)	-0.6%	(1,159)	126.8%
Net income	7,382	5,508	34.0%	3,913	40.8%

1. Includes the results of variable earnings, results of equity income, other operating revenues (expenses)

2. Includes recoveries of credits written-off to losses.

3. Includes provisions for legal and tax contingencies, losses with other assets, net earnings from sale of assets.

- Net margin with interest: Represents 74% of the total revenues and showed and increase of 8.7% in 2010 when compared to 2009.

Revenues deriving from credit showed and evolution of 2.9% in twelve months. The positive evolution is justified by the growth of the average volume of the portfolio, which offset the reduction in spreads. Revenues from deposits showed growth of 0.6% in twelve months. The increase of unrestricted and other funds, in comparison with 2009, has, from among the name factors that explain their variance, the remuneration of the funds of the Global Offering, the absorption of shares of Santander Seguros in Santander Brasil and the structural mismatch of the interest rate of the Company’s balance sheet.

Breakdown of the Net Margin (R$ million)	2010	2009	Var. (%)
Credits¹	17,655	17,156	2.9%
Average volume	143,382	132,633	8.1%
Spread (p.a)	12,3%	12,9%	-0.6 p.p.
Deposits²	952	946	0.6%
Average volume	104,533	113,057	-7.5%
Spread (p.a)	0,9%	0,8%	0.1 p.p.
Unrestricted and other funds	5,488	4,065	35.0%
Total Net Interest Margin	24,095	22,167	8.7%

1. The balances and credit revenues for 2009 were reclassified for purposes of comparing with the current period, due to the de-segmentation of clients that occurred in 2010.

2. Contemplates demand deposits, savings and term deposits.

- Net Commission Fees:

The net commission fees totaled R$6,834 million in 2010, a rise of 9.6% in relation to 2009, due to the increase of transactional volume with the clients for insurance and pension products, cards and capital market transactions.

The revenues from insurance, pension and capitalization commission fees grew 27.0%, totaling R$1.497 million, accounting for 53% of the increment of total commissions in the period. This increase is mostly due to the implementation of new installment products and to the growth of sales of home and personal accident insurance, spurred by the distribution of these products in the former Banco Real network.

The commissions from credit and charge cards, in turn, totaled R$969 million in 2010, with a growth in twelve months of 23.6%. This performance reflects the adoption of a strategy based on innovation and focus on the clients’ needs, which resulted in an increase of the cards base and more penetration of products.

The commission fees from investment funds were of R$865 million in 2010, showing growth of 16.6% in twelve months, resulting from the increase of the balance of assets being administrated.

Net Commission Fees (R$ million)	2010	2009	Var. (%)
Banking fees	2,369	2,.467	-3.9%
Insurance, pension and capitalization	1,497	1,179	27.0%
Investment Funds	865	742	16.6%
Credit cards	969	785	23.6%
Receipts	506	503	0.6%
Recovery	398	390	2.1%
Collections	108	114	-4.7%
Capital material	502	393	27.8%
Foreign Trade	456	397	15.0%
Others¹	(330)	(228)	44.9%
Total	6,834	6,238	9.6%
1. includes taxes and others

ii. factors that materially affected the operating results

Administrative Expenses (Administrative + Personnel)

The general expenses (administrative + personnel) totaled R$11,230 million in 2010, an increase of 2.6% in comparison with the same period for 2009. The costs control effort and the capture of synergies ensured growth under the inflation for the period.

Administrative expenses totaled R$5,304 million in 2010, with a drop of 2.4% in the twelve-month period.

Expenses with personnel totaled R$5,926 million in 2010, with a rise of 7.5% in twelve months.

Breakdown of Expenses (R$ million)	2010	2009	Var. (%)
Administrative Expenses
Specialized technical third party services	1,504	1,449	3.8%
Maintenance and preservation of assets	966	1.043	-7.4%
Data processing	889	898	-1.0%
Advertising, promotions and publicity	422	497	-15.1%
Communications	555	613	-9.5%
Transportation and travel	151	168	-10.1%
Security and Vigilance	513	469	9.4%
Others	304	299	1.7%
Total	5,304	5,436	-2.4%

Personnel Expenses
Salaries	3,731	3,364	10.9%
Welfare charges	994	971	2.4%
Benefits	792	749	5.7%
Training	93	88	5.7%
Others	316	339	-6.8%
Total	5,926	5,511	7.5%

Administrative Exp. + Personnel Exp.	11,230	10,947	2.6%

Default Ratio (IFRS)

The default ratio (portfolio overdue for more than 90 days plus regular credits with high risk of default) reached 5.8% in the fourth quarter of 2010, a reduction of 1.4 p.p. in relation to the same period of 2009. In the quarter, the ratio showed a decrease of 0.3 p.p. The evolution of the ratio shows continuity of the cycle of improvement of the quality of the portfolio, as already observed in previous quarters.

In the personal account segment, one observes a stronger drop in the twelve-month comparison, with the ratio going from 9.3% to 7.6%, a decrease of 1.7 percentage points. The improvement in the quality of the credit reflects the evolution of the economic indicators. In December 2010 the unemployment rate reached 5.3%, the lowest level since the beginning of the historical series, in March 2002.

b. variances of revenues attributable to changes in prices, exchange rates, inflation, alterations of volume and introduction of new products and services, and

c. impact of inflation, of the variance of prices of the principal inputs and products, of exchange rates and of interest rates on the operating results and on the financial results of the Company

As we are a bank that operates in Brazil, the absolute majority of our revenues, expenses, assets and liabilities is directly related to the interest rates. Thus, our operating results and our financial condition are significantly affected by inflation, by the fluctuations of the interest rates and by related governmental monetary policies, all of which can have a relevant adverse effect on the growth of the Brazilian economy, on our loans portfolios, on our financial cost and on our revenues from credit transactions.

The normalization of the local liquidity conditions and the rise of inflation led the Brazilian monetary authorities to tighten the monetary policy in 2010. The basic interest rate closed the year at 10.75% p.a.

The table below shows the minimum, maximum, average rates of the SELIC (Settlement and Custody System), and for the end of the period since 2005, as per Central Bank data.

	Minimum	Maximum	Average(1)	End of the period
Year
2005	17.75	19.75	19.15	18.00
2006	13.25	18.00	15.10	13.25
2007	11.25	13.25	11.25	11.25
2008	11.25	13.75	12.54	13.75
2009	8.75	13.75	9.92	8.75
2010	8.75	10.75	10.00	10.75
(1) Avarage of the rates at the end of each month during the period.

Our assets are predominantly restated at fixed rates, while our liabilities are corrected at variable rates. The consequent exposure to high market increase rates is offset by use of cash flow hedges for the conversion from variable rates to fixed rates, but we still maintain some exposure to interest rate fluctuations. On December 31, 2010 an increase of 100 base points in the earnings curve would have resulted in a drop of R$255 million in the net revenue from interest on the period of one year.

The foreign exchange instability can have a substantial negative effect on the Brazilian economy and on Santander Brasil. The Brazilian currency suffered frequent and substantial fluctuations in relation to the US dollar and to other foreign currencies in recent years. From 2000 to 2002 the Real devalued significantly in relation to the US dollar, reaching a rate of R$3.53 per US$1.00 at the end of 2002. From 2003 to mid-2008, the Real appreciated significantly in relation to the US dollar due to the stabilization of the macro-economic environment and to the strong growth of foreign investments in Brazil, with the exchange rate reaching R$1.56 per US$1.00 in August 2008. On account of the crisis in the global financial markets, the Real devalued by 31.9% in relation to the US dollar in the course of 2008. On December 31, 2009 the exchange rate was of R$1.74 per US$1.00. A devaluation of the Real in relation to the US dollar can cause inflationary pressure on Brazil and cause increases of interest rates, which can affect negatively the growth of the Brazilian economy as a whole and be detrimental to our financial condition and our operating result. However, on December 31, 2010, with the recovery of the global financial markets, the Brazilian currency appreciated to R$1.66 per US$1.00.

Furthermore, devaluation of the Real can cause our payables and financing denominated in foreign currencies to become more costly, affecting negatively the market price of our instruments portfolios and generating similar consequences for our borrowers. On the other hand, appreciation of the Real in relation to the US dollar and other foreign currencies can cause a deterioration of the Brazilian current accounts in foreign currency, as well as curb the growth driven by exports.

Depending on the circumstances, an appreciation or depreciation of the Real can have a relevant adverse effect on the growth of the Brazilian economy and on our activities, our financial condition and our operating results.

Furthermore, the financial conditions of our borrowers in some cases were adversely affected by the economic and financial crisis, which raised our loans in default, devalued our loans and other financial assets and resulted in a drop in the demand for loans in general. For example, some of our clients that are major exporters suffered significant losses due to their hedging positions associated with the US dollar when, in 2008, the Real began to devalue in relation to the US dollar. These losses can have an impact on the capability of our clients repaying or refinancing their debts with us. If our clients do not perform their obligations provided in agreements execute with us of which the clients are counterparties (such as derivative contracts), the default or inability of such clients to perform such obligations can have an adverse effect on us.

On account of the fact that the investments in Cayman are protected and that the effects of foreign exchange variance are associated with the investments abroad, there are no significant impacts deriving from this issue.

Earnings (losses) with financial assets and liabilities (net) + Foreign Exchange Differences

Earnings (losses) with financial assets and liabilities (net) plus Foreign Exchange Differences in 2010 were earnings of R$1.9 billion a drop of R$790 million from the earnings of R$2.7 billion in 2009. The decrease in earnings derives from result of the exchange variance from the tax hedge of the investments made in the Cayman branch (a strategy to mitigate the tax and foreign exchange variance effects of offshore investments on the net income).

In 2010 the effect of the devaluation of the US dollar in relation to the Real on the net equity of our Cayman, and the positive results of the hedge, gave rise to earnings of R$272 million versus earnings of R$1.1 billion in the same period of 2009. On the other hand, this foreign exchange variance is offset by the taxes line item, where the tax effect of the hedge is originally booked.

Excluding the effect of the tax hedge of the investments in the Cayman, earnings (losses) with financial assets and liabilities (net) were of R$1.6 billion for 2010, an increase of 5.5% in relation to the R$1.5 billion in the same period of 2009.

Earnings (losses) with financial assets and liabilities (R$ million)	2010	2009	Var. (%)
Total	1,875	2,665	-29.6%
Cayman Hedge	272	1,146	-76.2%
Total without Cayman hedge	1,603	1,519	5.5%

Analysis of the sensitivity of the trading and banking portfolios

Santander Brasil has its risks management focused on portfolios and risk factors, according to Central Bank regulations and the best international practices.

The financial instruments are segregated in the trading and banking portfolios as carried out for management of the exposure to market risk, according to the best market practices and to the criteria for classification of transactions and capital management of the standard Basel method implemented by the Central Bank. The trading portfolio consists of all of the transactions with finance instruments and goods, including derivatives, held with the intention of trading, while the banking portfolio consists of structural transactions deriving from the various business lines of Santander Brasil and their possible hedges. Thus, according to the nature of the Santander Brasil activities, the analysis of sensitivity was divided between the trading and banking portfolios.

The summary table presented below synthesizes values of sensitivity generated by the corporate systems of Santander Brasil, relative to the trading and banking portfolio, for each one of the scenarios of the portfolio on December 31, 2010.

In million of Reais	Santander Brasil Group (1) (2)
Banking Portfolio	2010
Risk Factors	Scenario 1	Scenario 2	Scenario 3
Dollar Coupon	34,220	102,726	274,161
Other Currencies Coupon	(3,184)	(31,842)	(159,212)
Pre-fixed Rate in Reais	(351)	(3,505)	(17,525)
Shares and Indices	(19,442)	(48,555)	(97,109)
Inflation	(3,536)	(35,358)	(176,789)
Others	-	-	-
Total	7,727	(16.534)	(176.474)

(1) Amounts calculated based on the consolidated information of the financial institutions.
(2) Amounts net of tax effects.

The summary table below synthesizes the sensibility values generated by the corporate systems of Santander Brasil, relative to the banking portfolio, for each one of the scenarios of the portfolio on December 31, 2010.

In million of Reais	Santander Brasil Group (1) (2) (3)
Banking Portfolio	2010
Risk Factors	Scenario 1	Scenario 2	Scenario 3
Dollar Coupon	(921)	(9,212)	(46,058)
TR and TJLP	(1,533)	(15,329)	(76,647)
Pre-fixed Rate in Reais	(25,599)	(255,992)	(1,279,959)
Shares and Indices	-	-	-
Inflation	(1,779)	(17,785)	(88,926)
Others	-	-	-
Total	(29,832)	(298,318)	(1,491,590)

(1) Amounts calculated based on the consolidated information of the financial institutions.
(2) market value of the modeled capital with a term of 1.5 year.
(3) Amounts net of tax effects.

Scenarios 2 and 3 above consider the situations of deterioration provided in CVM Instruction No. 475, of December 17, 2008, which are seen as being of low probability of occurrence. According to the strategy determined by management, in the event of signals of deterioration of the market, actions are adopted to minimize possible impacts.

Scenario 1: is habitually informed in our daily reports, corresponding to the shock of 10 basic points upwards, in the interest and foreign currencies Coupon curves, totaling a shock of 10% in the sight positions of currencies and stock exchange (devaluation of the Real and drop in the Ibovespa), as well as a shock of 10 basic points upwards, at the surface of volatility of currencies used for pricing options.

Scenario 2: correspond to the shock of 100 basic points upwards, in the interest and foreign currencies Coupon curves, added to a shock of 25% in the sight positions of currencies and stock exchange (devaluation of the Real and drop in the Ibovespa), as well as a shock of 100 basic points upwards, at the surface of volatility of currencies used for pricing options.

Scenario 3: correspond to the shock of 500 basic points upwards, in the interest and foreign currencies Coupon curves, added to a shock of 50% in the sight positions of currencies and stock exchange (devaluation of the Real and drop in the Ibovespa), as well as a shock of 500 basic points upwards, at the surface of volatility of currencies used for pricing options.

Dollar Coupon: all of the products that show price variances that are pegged to the variances of the US dollar and to the interest rate in US dollars.

Other Currencies Coupon: all of the products that show price variances that are pegged to the variances of any currency other than the US dollar and to the interest rate in US dollars.

TR and TJLP: all of the products that show variances of the TR (Referential Rate) and of the TJLP (Long-Term Interest Rate).

Pre-Fixed Rate in Reais: all of the products that show variances pegged to the variances of the interest rate in Reais.

Shares and Indices: indices of the security exchanges, shares and options pegged to the indices of shares or to shares per se.

Inflation: all of the products show price variances pegged to variances of inflation and inflation indices coupons.

Others: any other product that does not fall under the classifications above.

10.3. Directors should comment on the relevant effects that the events below have caused or are expected to cause in the Company’s financial statements and its results:

a. Introduction or alienation of an operating segment

No business segment was initiated or terminated in 2010.

b. Constitution, acquisition or alienation of equity interest

In 2010 there were not any events causing significant effects on the financial statements of the Company in 2010.

Subsequent events

On February 21, 2011, the Board of Directors approved the main terms and conditions of a transaction for the sale of the totality of the outstanding shares of the capital stock of its wholly-owned subsidiary, Santander Seguros, to a holding company headquartered in Spain (Holding), to be initially held, directly or indirectly, by Santander Spain.

The transaction will be included in the context of the announced foreign strategic joint venture by and between Santander Spain and Zurich Financial Services Ltd. (Zurich), involving the acquisition, by the Holding, of all of the casualty, life and private pension insurance companies of Santander Group Spain located in Argentina, Brazil, Chile, México and Uruguay. Once the transaction and/or the acquisition by the Holding of the other assets described herein is/are completed, Santander Spain will sell to Zurich 51% of Holding’s capital stock.

Santander Seguros’ main activity is the development of operations of life and personal insurance, of every kind, as well as annuity and benefit plans and open-ended private pension entities and it is the majority shareholder of Santander Brasil Seguros S.A., which, on its turn, has as its main activity the development of operations of property and casualty insurance, of every kind.

The completion of the transaction will be subject to the fulfillment of certain  conditions precedent that are customary in transactions of this nature, including the negotiation and execution of the definitive agreements and obtaining of the necessary regulatory approvals.

As part of the transaction, the Santander Seguros and Santander Brasil Seguros S.A. will enter into distribution agreements with Santander Brasil for a 25-year minimum term, pursuant to which the insurance companies will be granted exclusive access, for the term of the agreements, to the distribution channels of Santander Brasil, throughout its banking branch offices network, except for auto insurance, which will not be included in the transaction. As a result of such agreements, Santander Brasil will be entitled to receive fees in levels similar to the current ones.

The operation seeks to foster and strengthen Santander Brasil presence in the insurance market, offering a large array of products, reaching costumer classes that are not being currently explored, enabling to increase the income related to their respective products distribution.

The transaction will not include Santander Capitalização, which will remain under Santander Brasil control and, in due course, will be segregated, through a split-off, from Santander Seguros. Santander Brasil will remain with the activities of distribution of insurance products, carried out by Santander S.A. - Serviços Técnicos, Administrativos e de Corretagem de Seguros.

As a result of the transaction, Santander Brasil shall receive, on the closing date, a price calculated based on the amount of R$ 3,167 million, which will be subject to certain adjustments, among which it is necessary to highlight the reduction arising from the spin off of Santander Capitalização to be held at book value.

To the extent that Santander Seguros is a wholly-owned subsidiary of Santander Brasil, the acquisition object of the transaction will be subject to the right of first refusal of Santander Brasil’s shareholders, as per the provisions set forth in article 253 of Corporation Law. The aforementioned right of first refusal offer to the shareholders of Santander Brasil will be made in due course.

In a meeting held on February 21, 2011, the Board of Directors of the Company approved the acquisition by the Company, through its branch in Cayman, of the credits portfolio of Santander Spain, consisting of financing agreements for trading and exports related to transactions contracted with Brazilian clients or their affiliates abroad, up to a limit of US$1,085 million.

c. Unusual events or operations

Not applicable.

10.4. Directors should comment on:

a. Significant changes in accounting procedures

The reference form for the year ended December 31, 2010, and the comparative figures for 2009 and 2008 were based on the consolidated financial statements were prepared in accordance with IFRS and interpretations from IFRIC.

The reference form for the year ended December 31, 2009, was based on financial statements prepared in accordance with accounting practices adopted in Brazil, established by the Corporation Law, together with standards of the CMN, Central Bank and document template provided in the COSIF of the CVM, which do not conflict with the standards issued by the Central Bank, the National Council of Private Insurance (CNSP) and the SUSEP, where applicable.

Below is the reconciliation of equity and net income allocated to Santander Group Spain between the Accounting Practices Adopted in Brazil and IFRS:

Thousands of Reais	Note	2010	2009	2008
Shareholders' equity attributed to the Parent under BRGAAP		64,850,978	64,492,693	48,756,557
IFRS adjustments, net of taxes, when applicable:
Pension plan discount rate	c	-	(174,218)	(179,343)
Classification of financial instruments at fair value through profit or loss	d	(251)	19,440	43,675
Classification of financial instruments to available-for-sale	a	558,032	555,104	552,854
Impairment on loans and receivables	b	220,590	960	(234,300)
Deferral of financial fees, commissions and inherent costs under effective interest rate method	e	300,000	217,205	174,116
Reversal of goodwill amortization and others	f	6,736,108	3,424,772	376,766
Realization on purchase price adjustments	g	639,520	727,101	315,992
Share-based payments	h	20,976	-	-
Others		29,365	2,348	24,882
Shareholders' equity attributed to the Parent under IFRS		73,355,318	69,265,405	49,831,199
Non-controlling interest under IFRS		8,076	1,338	5,279
Shareholders' equity (including non-controlling interest) under IFRS		73,363,394	69,266,743	49,836,478

Thousands of Reais	Note	2010	2009	2008
Net income attributed to the Parent under BRGAAP		3,863,298	1,805,899	1,580,614
IFRS adjustments, net of taxes, when applicable:
Pension plan discount rate	c	(1,082)	5,125	6,966
Classification of financial instruments at fair value through profit or loss	d	(17.887)	(6,687)	34,015
Classification of financial instruments to available-for-sale	a	(16,300)	(15,243)	49,260
Impairment on loans and receivables	b	219,630	235,260	27,720
Deferral of financial fees, commissions and inherent costs under effective interest rate method	e	82,795	43,089	(39,716)
Reversal of goodwill amortization and others	f	3,311,336	3,030,122	376,766
Realization on purchase price adjustments	g	(87,581)	411,109	315,992
Others		27,884	(1,068)	26,778
Net income attributed to the Parent under IFRS		7,382,093	5,507,606	2,378,395
Non-controlling interest under IFRS		481	358	231
Net income (including non-controlling interest) under IFRS		7,382,574	5,507,964	2,378,626

a) Redesignation of financial instruments to available-for-sale:

Under BRGAAP, Santander Brasil accounts some investments as, for example, in debt securities at amortized cost and equity instruments at cost. Under IFRS, the Bank has classified these investments as available-for-sale, measuring them at fair value with the changes recognized in the “Consolidated statements of recognized income and expenses”, under the scope of IAS 39 “Financial Instruments: Recognition and Measurement”.

b) Impairment on loans and receivables:

Under IFRS, it refers mainly to the adjustment of purchase price allocation as of the acquisition of Banco Real, following the requirements of IFRS 3 "Business Combinations" and based on estimated losses on such assets, which was established with basis on historical impairment and other circumstances known at the time of evaluation, according to the guidance provided by IAS 39 “Financial Instruments: Recognition and Measurement”. These criteria differ in certain aspects of the criteria adopted under BRGAAP, which uses certain regulatory limits set by the Bank and does not perform the adjustments of the business combination.

c) Pension plan discount rate:

Under BRGAAP, the discount rate used for pension benefit obligations reflects the nominal interest rate. Under IFRS, in accordance with IAS 19 “Employee Benefits”, the rate used to discount post-employment benefit obligations was determined by reference to market yields at the end of the reporting period on bonds. In 2010, BRGAAP began to adopt CVM Resolution 600/2009, which took effect for years ended after December 2010, which eliminated the asymmetry with the international standard. This event led to an adjustment in BRGAAP against the equity in capital reserves in the amount of R$175,300 thousand.

d) Classification of financial instruments at fair value through profit or loss:

Under BRGAAP, all loans, receivables and deposits are accounted for at amortized cost. Under IFRS, the Bank designated certain loans and receivables and deposits as “fair value through profit or loss”, in accordance with IAS 39 “Financial Instruments: Recognition and Measurement”. Additionally, certain debt instruments classified as “available for sale” under BRGAAP were designated as “fair value through profit or loss” under IFRS. The Company has selected such classification basis as it eliminates an accounting mismatch in the recognition of income and expenses.

e) Deferral of financial fees, commissions and inherent costs under effective interest rate method:

Under IFRS, in accordance with IAS 39 “Financial Instruments: Recognition and Measurement”, financial fees, commissions and inherent costs that are integral part of effective interest rate of financial instruments measured at amortized cost are recognized in profit or loss over the term of the corresponding contracts. Under BRGAAP, these fees and expenses are recognized directly at income when received or paid.

f) Reversal of goodwill amortization and others:

Under BRGAAP, goodwill is amortized systematically over a period of up to 10 years and the goodwill recorded is measured annually or whenever there is any indication that the asset may be impaired. Under IFRS, in accordance with IAS 38 “Intangible Assets”, goodwill is not amortized, but instead, is tested for impairment, at least annually, and whenever there is an indication that the goodwill may be impaired; by comparing its recoverable amount with its carrying amount. The goodwill amortization is a permanent difference deductible for taxes matters and therefore there is no record of deferred tax liability.

g) Realization on purchase price adjustments:

As part of the purchase price allocation, following the requirements of IFRS 3, “Business Combinations”, the Company has revalued its assets and liabilities to fair value, including identifiable intangible assets with finite lives. Under BRGAAP, in a business combination, the assets and liabilities are not remeasured to their related fair values. Therefore, this adjustment relates substantially to the following items:

• The amortization related to the value of assets in the loan portfolio in relation to its book value: As the value of the loans was adjusted to fair value, this causes an adjustment to the yield curve of the related loans in comparison to its nominal value, which is offset pro-rata with this adjustment.

• The amortization of the identified intangible assets with finite lives over their estimated useful lives.

h) Share-based payments:

Santander Brasil has a Local long-term Compensation plan linked to payments based in shares. According to IFRS 2 – “Share-based payments”, the amount of shares to be paid should be measured at the fair value and accounted in equity, while in BRGAAP it is accounted in "Other liabilities - Provision for share-based payment".

Adoption of new standards and interpretations

The following IFRS standards and interpretations that came into force, and were adopted by the Company:

In 2010

• Amendments to IFRS 2 - The amendment of IFRS 2 provides additional guidance on the accounting for share-based payment transactions among group entities (incorporating guidance previously contained in IFRIC 11).

• Revision of IFRS 3 - Business Combinations and Amendment to IAS 27 - Consolidated and Separate Financial Statements: introduce significant changes in several matters relating to accounting for business combinations, and only applied prospectively. These changes include the following: acquisition costs must be expensed, rather than recognized as an increase in the cost of the business combination; in step acquisitions, the acquirer must remeasure at fair value the investment held prior to the date that control is obtained; and there is an option to measure at fair value the non-controlling interests of the acquiree, as opposed to the single current treatment of measuring them as the proportionate share of the fair value of the net assets acquired.

• IAS 38 - Intangible Assets: Amendments to clarify the description of valuation techniques commonly used by entities when measuring the fair value of intangible assets acquired in a business combination that are not traded in active markets.

• IFRIC 17 - Distributions of Non-Cash Assets to Owners - This interpretation provides guidance on the appropriate accounting treatment when an entity distributes assets other than cash as dividends to its shareholders.

• IFRIC 18 - Transfers of Assets from Customers - This interpretation addresses the accounting by recipients for transfers of property, plant and equipment from ‘customers’ and concludes that when the item of property, plant and equipment transferred meets the definition of an asset from the perspective of the recipient, the recipient should recognize the asset at its fair value on the date of the transfer, with the credit recognized as revenue in accordance with IAS 18 – “Revenue”.

Improvements to IFRS’ standards were issued in April 2009. They contain numerous amendments to IFRS that the IASB considers non-urgent but necessary. ‘Improvements to IFRS’ comprise amendments that result in accounting changes for presentation, recognition or measurement purposes, as well as terminology or editorial amendments related to a variety of individual IFRS’ standards. Most of the amendments are effective as of January 1, 2010.

The adoption of the abovementioned standards and interpretations did not have a material effect on the consolidated financial statements taken as a whole.

In 2009

• Revision of IAS 1 - Presentation of Financial Statements: introduces certain changes in the presentation of financial statements, including changes to the titles of individual financial statements, and balance sheet can also be referred to as a statement of financial position. The statement of changes in equity will only include changes in equity arising from transactions with owners acting in their capacity as owners. As regards “non-owner” changes (e.g. transactions with third parties or income and expenses recognized directly in equity), the entities are no longer permitted to present items of other comprehensive income separately in the statements of changes in equity. Such non-owner’s movements must be presented in a statement of comprehensive income and the total carried to the statement of changes in equity. All items of income and expense (including those recognized outside of profit or loss) must be presented either in a single statement of comprehensive income with subtotals or in two separate statements (a separate income statement and a statement of comprehensive income). IAS 1 also introduces new reporting requirements when the entity applies a change in accounting policy retrospectively, makes a restatement or reclassifies items in previously issued statements.

Paragraph 10 of the revised IAS 1 provides the possibility of changing the names of the financial statements. The new terminology which could be used to refer to the financial statements is as follows:

  • The balance sheet becomes the statement of financial position.

  • The statement of recognized income and expense becomes the statement of comprehensive income.

  • The statement of cash flows does not undergo any terminology changes.

The Company decided to submit the income and expenditures in two separate financial statements. Also, in preparing the consolidated financial statements for 2009, the Company has retained the income and expenditures used in the consolidated financial statements for 2008.

• Amendments to IAS 32 and IAS 1 – Puttable Financial Instruments and Obligations Arising on Liquidation: the amendments address the classification of puttable financial instruments and obligations arising only on liquidation. Following the revisions, these investments are presented as equity provided that they meet certain criteria, including that of being the most subordinated class, and they evidence a residual interest in the net assets of the entity.

• Amendments to IFRS 1 and IAS 27 - Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate: these amendments refer to separate financial statements and, therefore, they are not applicable to consolidated financial statements.

• Amendment to IFRS 7 Financial Instruments: the objective of this amendment is basically to increase disclosure requirements. It increases the requirements for disclosure of fair value measurement and liquidity risk.

• Amendment to IAS 39 and IFRIC 9 clarifying the treatment of embedded derivatives for companies which have made use of the Amendment to IAS 39 on reclassifications, issued by the IASB. This amendment clarifies that all the embedded derivatives classified in the “Financial Assets at Fair Value Through Profit or Loss” category must be measured and, whenever necessary, accounted for separately in the financial statements.

• IFRIC 13 - Customer Loyalty Programs: this interpretation addresses the accounting by entities that provide their customers with incentives to buy goods or services by providing awards as part of a sales transaction, such as credit card reward schemes.

• Amendments to IAS 39 - Eligible Hedged Items: this amendment establishes that inflation may only be designated as a hedged item if it is a contractually specified portion of the cash flows to be hedged. Only the intrinsic value, and not the time value of a purchased option, may be used as a hedge instrument.

• IFRIC 16 - Hedges of a Net Investment in a Foreign Operation: this interpretation clarifies the following matters: (i) the exposure to foreign exchange differences between the functional currency of the foreign operation and the presentation currency of the parent cannot be designated as a hedged risk, and only the foreign currency exposure arising between the functional currency of the parent and that of its foreign operation qualifies for hedge accounting; (ii) the hedging instrument used to hedge the net investment may be held by any entity of the consolidated bank, not necessarily by the parent of the foreign operation; and, (iii) it addresses how an entity should determine the amounts to be reclassified from equity to profit or loss for both the hedging instrument and the hedged item on disposal of the foreign operation.

• IFRS 2 - Share-based payment: Vesting conditions and cancellations. The IASB published an amendment to IFRS 2, ‘Share-based payment’, in January 2008. The changes pertain mainly to the definition of vesting conditions and the regulations for the cancellation of a plan by a party other than the company.

Improvements to IFRS’ standards were issued in May 2008. They contain numerous amendments to IFRS that the IASB considers non-urgent but necessary. "Improvements to IFRS” comprise amendments that result in accounting changes for presentation, recognition or measurement purposes, as well as terminology or editorial amendments related to a variety of individual IFRS’ standards. Most of the amendments are effective for annual periods beginning on or after January 1, 2009, with earlier application permitted.

The adoption of the above-mentioned standards and interpretations did not have a material effect on the consolidated financial statements taken as a whole.

In 2008

• IFRIC 11 (IFRS 2) – Group and Treasury Share Transactions: in accordance with this interpretation, when an entity receives services as consideration for rights to its own equity instruments, the transaction should be accounted for as equity-settled, regardless of how the equity instruments needed are obtained. Where a subsidiary grants rights to equity instruments of its parent to its employees, the subsidiary accounts for the transaction as a cash-settled share-based payment transaction.

• IFRIC 14 (IAS 19) - The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction: this interpretation provides guidance on determining the amount of any post-employment benefit surplus that could be recognized as an asset on the balance sheet, how a minimum funding requirement affects that measurement, and when a minimum funding requirement can create an onerous obligation that should be recognized as a liability in addition to that otherwise recognized under IAS 19.

• IFRIC 12 – Service Concession Arrangements: this interpretation addresses the accounting by private sector operators involved in the provision of public sector infrastructure assets and services. The adoption of this interpretation did not have effects on the consolidated financial statements.

• Amendments to IAS 39 and IFRS 7: the approved amendments permit the reclassification of certain financial assets - debt and equity instruments that meet certain conditions - from financial assets held for trading to available-for-sale financial assets and held-to-maturity instruments. They do not permit the reclassification of financial liabilities, derivatives and financial assets recognized initially as at fair value through profit or loss or the reclassification of instruments from other portfolios to the held-for-trading portfolio. In 2008 and 2007, the Company did not perform any reclassifications of this kind.

• IFRS 8 - Operating Segments: this standard replaces IAS 14 and requires the amount reported for each segment item to be the measure used internally and reported to the chief operating decision maker for the purposes of allocating resources to that segment and assessing its performance.

b. significant effects of the changes in accounting procedures

All new regulations were properly adopted by Santander Brasil, and no significant effects of changes in accounting practices.

c. exceptions and priorities present in the auditor's opinion

There are no exceptions or emphasis in the auditors’ reports.

10.5. Directors should indicate and comment on critical accounting policies adopted by the Company, by mainly exposing the accounting estimates made by management on uncertain and relevant questions for description of the financial situation and the results, which require subjective or complex judgments, such as: provisions, contingencies, recognition of revenue, fiscal credits, long-term assets, useful life of non-current assets, pension plans, conversion adjustments in foreign currency, environmental recovery costs, standards for testing the recovery of assets and financial instruments

Estimates made

The consolidated results and the determination of consolidated equity are influenced by the accounting policies, assumptions, estimates and measurement basis used by the management of Santander Brasil in preparing the consolidated financial statements. The Company makes estimates and assumptions that affect the reported amounts of assets and liabilities of future periods. All estimates and assumptions required, in conformity with IFRS, are the best estimates undertaken in accordance with the applicable standard.

In the consolidated financial statements, the estimates were occasionally made by the management of the Company and of the consolidated entities in order to quantify certain of the assets, liabilities, income, expenses and commitments reported herein. These estimates, which were made on the basis of the best information available, relate basically to the following:

• Fair value measurement of certain financial instruments

The fair value of a financial instrument is the value at which it could be bought or sold in a current transaction between knowledgeable, willing parties on an arm’s length basis. If a quoted price in an active market is available for an instrument, the fair value is calculated based on that price.

If there is no market price available for a financial instrument, its fair value is estimated on the basis of the price established in recent transactions involving the same or similar instruments and, in the absence thereof, on the basis of valuation techniques commonly used by the financial markets as follows:

  • The present value method for valuing financial instruments permitting static hedging (mainly, forwards and swaps) and loans and advances. Expected future cash flows are discounted using the interest rate curves of the applicable currencies. The interest rate curves are observable market data.

  • The Black-Scholes model for valuing financial instruments requires dynamic hedging (mainly structured options and other structured instruments). Certain observable market inputs are used in the Black-Scholes model to generate variables such as the bid-offer spread, exchange rates, volatility, correlation between indexes and market liquidity, as appropriate.

  • Each of the present value method and Black-Scholes models is used for valuing financial instruments exposed to interest rate risk, such as interest rate futures, caps and floors.

  • The Bank uses dynamic models similar to those used in the measurement of interest rate risk for measuring credit risk of linear instruments (such as bonds and fixed-income derivatives).

• Allowance for loan losses

The Company covers losses inherent in debt instruments not measured at fair value taking into account the historical experience of impairment and other circumstances known at the time of assessment. For these purposes, inherent losses are losses incurred at the reporting date, calculated using statistical methods that have not yet been allocated to specific transactions.

Santander Brasil uses the concept of incurred loss to quantify the cost of the credit, using statistical models that consider the following three factors:  “exposure at default”, “probability of default” and “loss given default”.

• The impairment losses on certain assets other than loans (including goodwill and other intangible assets)

Certain assets, including goodwill, other intangible assets, tangible assets and equity method investments are subject to impairment review. We record impairment charges when we believe there is objective evidence of impairment, or that the cost of the assets may not be recoverable. Assessment of what constitutes impairment is a matter of significant judgment.

The Company provides pension plans in the form of both defined contribution plans and defined benefit plans, in accordance with IAS 19 – “Employee Benefits”.

The actuarial valuation is dependent upon a series of assumptions; the principal ones being:

  • assumed interest rates.

  • mortality tables.

  • annual social security pension revision rate.

  • price inflation.

  • annual salary growth rate.

  • the method used to calculate vested commitments to current employees.

• The recognition and measurement of deferred tax items.

Deferred tax assets are only recognized for temporary differences to the extent that it is considered probable that the combined entities will have sufficient future taxable profits against which the deferred tax assets can be utilized. Other deferred tax assets (tax loss and tax credit carryforwards) are only recognized if it is considered probable that the combined entities will have sufficient future taxable profits against which they can be utilized. In accordance with the current regulation, the expected realization of the Santander Brasil tax credits, is based on the projection of future income and technical studies.

These estimates are based on current expectations and estimates on projections of future events and trends, which may affect the consolidated financial statements. The principal assumptions that may affect these estimates, in addition to those previously mentioned above, relate to the following factors:

  • Changes in deposit amounts, customer basis and defaults by borrowers.

  • Changes in interest rates.

  • Changes in inflation rates.

  • Government regulation and tax matters.

  • Adverse legal or regulatory disputes or proceedings.

  • Credit, market and other risks of lending and investment activities.

  • Changes in market values of Brazilian securities, particularly Brazilian government securities.

  • Changes in regional, national and international business and economic conditions.

Accounting practices

Foreign currency transactions

The individual financial statements of each entity are presented in the currency of the primary economic environment in which the entity operates (its functional currency). For the purpose of the consolidated financial statements, the results and financial position of each entity are expressed in Brazilian Reais, the functional currency of the Company and its subsidiaries and the presentation currency for the consolidated financial statements. The assets and liabilities that are monetary items are converted by exchange rates at the end of the period, the non-monetary items are stated at historical cost in foreign exchange rates at the date of such transactions and the income statement balances is converted by the average exchange rates for the period.

The exchange differences arising on the translation of foreign currency balances to the functional currency are generally recognized at their net amount under “exchange differences” in the consolidated income statement, except for exchange differences arising on financial instruments at fair value through profit or loss, which are recognized in the consolidated income statement without distinguishing them from other changes in fair value.

Measurement of financial assets and liabilities and recognition of fair value changes

In general, financial assets and liabilities are initially recognized at fair value which, in the absence of evidence to the contrary, is deemed to be the transaction price. Financial instruments not measured at fair value through profit or loss are adjusted by the transaction costs. Financial assets and liabilities are subsequently measured at each period-end as follows:

i. Measurement of financial assets

Financial assets are measured at fair value, without deducting any transaction costs that may be incurred on their disposal, except for loans and receivables, held-to-maturity investments, equity instruments whose fair value cannot be determined in a sufficiently objective manner and financial derivatives that have those equity instruments as their underlying and are settled by delivery of those instruments.

The “fair value” of a financial instrument on a given date is taken to be the amount for which it could be bought or sold on that date by two knowledgeable, willing parties in an arm's length transaction acting prudently. The most objective and common reference for the fair value of a financial instrument is the price that would be paid for it on an active, transparent and deep market (“quoted price” or “market price”).

If there is no market price for a given financial instrument, its fair value is estimated on the basis of valuation techniques commonly used by the international financial community, taking into account the specific features of the instrument to be measured and, particularly, the various types of risk associated with it.

All derivatives are recognized in the balance sheet at fair value from the trade date. If the fair value is positive, they are recognized as an asset and if the fair value is negative, they are recognized as a liability. The changes in the fair value of derivatives from the trade date are recognized in “Gains/losses on financial assets and liabilities” in the consolidated income statement. Specifically, the fair value of standard financial derivatives included in the portfolios of financial assets or liabilities held for trading is deemed to be their daily quoted price and if, for exceptional reasons, the quoted price cannot be determined on a given date, these financial derivatives are measured using methods similar to those used to measure over-the-counter derivatives.

The fair value of OTC derivatives is taken to be the sum of the future cash flows arising from the instrument, discounted to present value at the date of measurement (“present value” or “theoretical closing”) using valuation techniques commonly used by the financial markets: “net present value” (NPV), option pricing models and other methods.

“Loans and receivables” and “held-to-maturity investments” are measured at amortized cost using the effective interest method. “Amortized cost” is the acquisition cost of a financial asset or liability plus or minus, as appropriate, the principal repayments and the cumulative amortization (taken to the income statement) of the difference between the initial cost and the maturity amount. In the case of financial assets, amortized cost furthermore includes any reductions for impairment or uncollectibility. In the case of loans and receivables hedged in fair value hedges, the changes in the fair value of these assets related to the risk or risks being hedged are recognized.

The “effective interest rate” is the discount rate that exactly matches the initial amount of a financial instrument to all its estimated cash flows of all kinds over its remaining life. For fixed rate financial instruments, the effective interest rate coincides with the contractual interest rate established on the acquisition date plus, where applicable, the fees and transaction costs that, because of their nature, are part of their financial return. In the case of floating rate financial instruments, the effective interest rate coincides with the rate of return prevailing in all connections until the next benchmark interest reset date.

Equity instruments whose fair value cannot be determined in a sufficiently objective manner and financial derivatives that have those instruments as their underlying and are settled by delivery of those instruments are measured at acquisition cost adjusted, where appropriate, by any related impairment loss.

The amounts at which the financial assets are recognized represent, in all material respects, the Company’s maximum exposure to credit risk at each reporting date. Also, Santander Brasil has received collateral and other credit enhancements to mitigate its exposure to credit risk, which consist mainly of mortgage guarantees, cash collateral, equity instruments and personal security, assets leased out under leasing and renting agreements, assets acquired under repurchase agreements, securities’ loans and derivatives.

ii. Measurement of financial liabilities

In general, financial liabilities are measured at amortized cost, as defined above, except for those included under “Financial liabilities held for trading” and “Other financial liabilities at fair value through profit or loss” and financial liabilities designated as hedged items (or hedging instruments) in fair value hedges, which are measured at fair value.

iii. Recognition of fair value changes

As a general rule, changes in the carrying amount of financial assets and liabilities are recognized in the consolidated income statement, distinguishing between those arising from the accrual of interest and similar items -which are recognized under “Interest and similar incomes” or “Interest expenses and similar charges”, as appropriate - and those arising for other reasons, which are recognized at their net amount under “Gains (losses) on financial assets and liabilities (net)”.

Adjustments due to changes in fair value arising from available-for-sale financial assets are recognized temporarily in equity under “Market valuation adjustments”. Items charged or credited to this account remain in the Company’s consolidated equity until the related assets are derecognized, whereupon they are charged to the consolidated income statement.

iv. Hedging transactions

The consolidated entities use financial derivatives for the following purposes: i) to facilitate these instruments to customers who request them in the management of their market and credit risks; ii) to use these derivatives in the management of the risks of the Company entities' own positions and assets and liabilities (“hedging derivatives”); and iii) to obtain gains from changes in the prices of these derivatives (“derivative financial instruments”).

Financial derivatives that do not qualify for hedge accounting are treated for accounting purposes as trading derivatives.

A derivative qualifies for hedge accounting if all the following conditions are met:

  1. The derivative hedges one of the following three types of exposure:

  a. Changes in the fair value of assets and liabilities due to fluctuations, among others, in the interest rate and/or exchange rate to which the position or balance to be hedged is subject (“fair value hedge”);

  b. Changes in the estimated cash flows arising from financial assets and liabilities, commitments and highly probable forecast transactions (“cash flow hedge”);

  c. The net investment in a foreign operation (“hedge of a net investment in a foreign operation”).

  2. It is effective in offsetting exposure inherent in the hedged item or position throughout the expected term of the hedge, which means that:

  a. At the date of arrangement the hedge is expected, under normal conditions, to be highly effective (“prospective effectiveness”).

  b. There is sufficient evidence that the hedge was actually effective during the whole life of the hedged item or position (“retrospective effectiveness”).

  3. There must be adequate documentation evidencing the specific designation of the financial derivative to hedge certain balances or transactions and how this effective hedge was expected to be achieved and measured, provided that this is consistent with Santander Brasil management of own risks.

  The changes in value of financial instruments qualifying for hedge accounting are recognized as follows:

  a. In fair value hedges, the gains or losses arising on both the hedging instruments and the hedged items (attributable to the type of risk being hedged) are recognized directly in the consolidated income statement.

  b. In cash flow hedges, the effective portion of the change in value of the hedging instrument is recognized temporarily in equity under “Market valuation adjustments - cash flow hedges” until the forecast transactions occur, when it is recognized in the consolidated income statement, unless, if the forecast transactions result in the recognition of non-financial assets or liabilities, it is included in the cost of the non-financial asset or liability. The ineffective portion of the change in value of hedging derivatives is recognized directly in the consolidated income statement.

  c. The ineffective portion of the gains and losses on the hedging instruments of cash flow hedges and hedges of a net investment in a foreign operation are recognized directly under “Gains (losses) on financial assets and liabilities (net)” in the consolidated income statement.

If a derivative designated as a hedge no longer meets the requirements described above due to expiration, ineffectiveness or for any other reason, the derivative is classified as a trading derivative.

When fair value hedge accounting is discontinued, the adjustments previously recognized on the hedged item are transferred to profit or loss at the effective interest rate re-calculated at the date of hedge discontinuation. The adjustments must be fully amortized at maturity.

When cash flow hedges are discontinued, any cumulative gain or loss on the hedging instrument recognized in equity under “Market valuation adjustments” (from the period when the hedge was effective) remains recognized in equity until the forecast transaction occurs at which time it is recognized in profit or loss, unless the transaction is no longer expected to occur, in which case any cumulative gain or loss is recognized immediately in profit or loss.

Derecognition of financial assets and liabilities

The accounting treatment of transfers of financial assets depends on the extent to which the risks and rewards associated with the transferred assets are transferred to third parties:

1. If Santander Brasil transfers substantially all the risks and rewards to third parties - unconditional sale of financial assets, sale of financial assets under an agreement to repurchase them at their fair value at the date of repurchase, sale of financial assets with a purchased call option or written put option that is deeply out of the money, securitization of assets in which the transferor does not retain a subordinated debt or grant any credit enhancement to the new holders, and other similar cases -, the transferred financial asset is derecognized and any rights or obligations retained or created in the transfer are recognized simultaneously.

  2. If Santander Brasil retains substantially all the risks and rewards associated with the transferred financial asset - sale of financial assets under an agreement to repurchase them at a fixed price or at the sale price plus interest, a securities lending agreement in which the borrower undertakes to return the same or similar assets, and other similar cases -, the transferred financial asset is not derecognized and continues to be measured by the same criteria as those used before the transfer. However, the following items are recognized:

  a. An associated financial liability, for an amount equal to the consideration received; this liability is subsequently measured at amortized cost.

  b. The income from the transferred financial asset not derecognized and any expense incurred on the new financial liability.

  3. If Santander Brasil neither transfers nor retains substantially all the risks and rewards associated with the transferred financial asset - sale of financial assets with a purchased call option or written put option that is not deeply in or out of the money, securitization of assets in which the transferor retains a subordinated debt or other type of credit enhancement for a portion of the transferred asset, and other similar cases -, the following distinction is made:

  a. If the transferor does not retain control of the transferred financial asset, the asset is derecognized and any rights or obligations retained or created in the transfer are recognized.

  b. If the transferor retains control, it continues to recognize the transferred financial asset for an amount equal to its exposure to changes in value and recognizes a financial liability associated with the transferred financial asset. The net carrying amount of the transferred asset and the associated liability is the amortized cost of the rights and obligations retained, if the transferred asset is measured at amortized cost, or the fair value of the rights and obligations retained, if the transferred asset is measured at fair value.

Accordingly, financial assets are only derecognized when the rights on the cash flows they generate have been extinguished or when substantially all the inherent risks and rewards have been transferred to third parties. Similarly, financial liabilities are only derecognized when the obligations they generate have been extinguished or when they are acquired, with the intention either to cancel them or to resell them.

Offsetting of financial instruments

Financial assets and liabilities are offset, i.e. reported in the consolidated balance sheet at their net amount, only if Santander Brasil and their subsidiaries currently have a legally enforceable right to set off the recognized amounts and intend either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

Regular way purchases of financial assets

Regular way purchases of financial assets are recognized on trade date. The assets are derecognized when the rights to receive cash flows have expired or the Company has transferred substantially all the risks and rewards of ownership.

Impairment of financial assets

i. Definition

A financial asset is considered to be impaired and, therefore, its carrying amount is adjusted to reflect the effect of impairment, when there is objective evidence that events have occurred which:

  • In the case of debt instruments (loans and debt securities), give rise to an adverse impact on the future cash flows that were estimated at the transaction date.

  • In the case of equity instruments, mean that their carrying amount cannot be fully recovered.

As a general rule, the carrying amount of impaired financial instruments is adjusted with a charge to the consolidated income statement for the period in which the impairment becomes evident, and the reversal, if any, of previously recognized impairment losses is recorded in the consolidated income statement for the period in which the impairment is reversed or reduced.

Balances are deemed to be impaired, and the interest accrual is suspended, when there are reasonable doubts as to their full recovery and/or the collection of the related interest for the amounts and on the dates initially agreed upon, after taking into account the guarantees received by the consolidated entities to secure (fully or partially) collection of the related balances. Collections relating to impaired loans and advances are used to recognize the accrued interest and the remainder, if any, to reduce the principal amount outstanding. The amount of the financial assets that would be deemed to be impaired had the conditions thereof not been renegotiated is not material with respect to the Company’s financial statements taken as a whole.

When the recovery of any recognized amount is considered unlikely, the amount is written off, without prejudice to any actions that the consolidated entities may initiate to seek collection until their contractual rights are extinguished.

ii. Debt instruments carried at amortized cost

The amount of an impairment loss incurred on a debt instrument measured at amortized cost is equal to the difference between its carrying amount and the present value of its estimated future cash flows, and is presented as a reduction of the balance of the asset adjusted.

In estimating the future cash flows of debt instruments, the following factors are taken into account:

  • All the amounts that are expected to be obtained over the remaining life of the instrument; including, where appropriate, those which may result from the collateral provided for the instrument (less the costs for obtaining and subsequently selling the collateral). The impairment loss takes into account the likelihood of collecting accrued interest receivable.

  • The various types of risk to which each instrument is subject; and

  • The circumstances in which collections will foreseeably be made.

These cash flows are subsequently discounted using the instrument's effective interest rate (if its contractual rate is fixed) or the effective contractual rate at the discount date (if it is variable).

Specifically in regards to impairment losses resulting from materialization of the insolvency risk of the counterparties (credit risk), a debt instrument is impaired due to insolvency when there is evidence of a deterioration of the obligor's ability to pay, either because it is in arrears or for other reasons.

The Company has certain policies, methods and procedures for covering its credit risk arising both from insolvency allocable to counterparties. These policies, methods and procedures are applied in the granting, examination and documentation of debt instruments, and contingent liabilities and commitments, the identification of their impairment and the calculation of the amounts necessary to cover the related credit risk.

With respect to the allowance for loss arising from credit risk, the Company makes the following distinction:

  a. Specific allowance:

  Santander Brasil uses a proxy for specific allowance, as further explained below. These rules are used to calculate the minimum allowance requirements. The Bank evaluates the need for further provision, as considered necessary, following the requirements of IAS 39 – “Financial Instruments: Recognition and Measurement”, based on our historical experience of impairment and other circumstances known at the time of assessment.

  Santander Brasil classifies our credit transactions according to their level of risk and the number of days such transaction is past due. Such credit classifications are determined in accordance with:

  • The conditions of the debtor and any guarantor, such as their economic and financial situation, level of indebtedness, capacity for generating profits, cash flow, administration, corporate governance and quality of internal controls, payments history, the sector in which they are active, contingencies and credit limits; and

  • The characteristics of the transaction, such as its nature and purpose, type, sufficiency and level of liquidity of collateral and the total amount of the credit..

  b. Allowance for incurred losses not specifically identified:

  The Company covers its losses inherent in debt instruments not measured at fair value through profit or loss and in contingent liabilities taking into account the historical experience of impairment and other circumstances known at the time of assessment. For these purposes, inherent losses are losses incurred at the reporting date, calculated using statistical methods that have not yet been allocated to specific transaction.

Santander Brasil uses the concept of incurred loss to quantify the cost of the credit risk and include it in the calculation of the risk-adjusted return of its transactions.

The incurred loss is the expected cost of the credit risk of a transaction, that will manifest itself within a one year (business cycle) lead time from the balance sheet date considering the characteristics of the counterparty and the guarantees and collateral associated with the transaction.

  The incurred loss is calculated by using statistical models that consider the following three factors: "exposure at default", "probability of default" and "loss given default".

  • Exposure at default (EAD) is the amount of risk exposure at the date of default by the counterparty.

  In accordance with IFRS, the exposure at default used for this calculation is the current exposure, as reported in the balance sheet.

  • Probability of default (PD) is the probability of the counterparty failing to meet its principal and/or interest payment obligations. The probability of default is associated with the rating/scoring of each counterparty/transaction. PD is measured using a time horizon of one year; i.e. it quantifies the probability of the counterparty defaulting in the coming year. The definition of default used includes past-dues by 90 days or more and cases in which there is no default but there are doubts as to the solvency of the counterparty (subjective doubtful assets).

  • Loss given default (LGD) is the loss arising in the event of default. LGD calculation is based on the observation of the recoveries of defaulted loans, taking into account the guarantees/collateral associated with the transaction, the income and expenses associated with the recovery process, and also the timing thereof and the indirect costs arising from the recovery process.

This parameter does not consider downturn adjustments.

The methodology used by Santander Brasil for determining the loans allowance for incurred losses not specifically identified intends to identify the amount of incurred losses as of the balance sheet date of loans that have not yet been identified as impaired, but it is estimated based on our past history and specific facts that will manifest within a one year lead time period from the balance sheet date. The above demonstrates those loans were having problems as of the balance sheet date. That is, what the Company calls inherent losses in the context of our internal models in which loan loss allowances are calculated.

The approach described above is used as a general rule. However, in certain cases, as a result of its particular characteristics, this approach is not applied and alternative approaches are used:

  1. Low default portfolios

  In certain portfolios (country risk, financial institutions or large corporations) the number of defaults observed is very small or zero. In these cases, the Company opted to use the data contained in the credit derivative spreads to estimate the incurred loss discounted by the market and break it down into PD and LGD.

  2. Top-down Units

  In the exceptional cases in which Santander Brasil does not have sufficient data to construct a sufficiently robust credit risk measurement model, the incurred loss on the loan portfolios is estimated based on a top-down approximation in which the historically observed average cost of the loan portfolios is used as the best estimate of the incurred loss. As the credit models are developed and bottom-up measurements are obtained, the top-down measurements used for these Units are gradually replaced.

iii. Debt or equity instruments classified as available-for-sale

The amount of the impairment losses on these instruments is the positive difference between their acquisition cost (net of any principal amortization in the case of debt instruments) and their fair value, less any impairment loss previously recognized in the consolidated income statement.

When there is objective evidence at the date of measurement of these instruments that the aforementioned differences are due to permanent impairment, they are no longer recognized in equity under “Market valuation adjustments - Available-for-sale financial assets” and are reclassified, for the cumulative amount at that date, to the consolidated income statement.

If all or part of the impairment losses are subsequently reversed, the reversed amount is recognized, in the case of debt instruments, in the consolidated income statement for the year in which the reversal occurred (or in equity “Market valuation adjustments - Available-for-sale financial assets” in the case of equity instruments).

iv. Equity instruments measured at cost

The impairment loss on equity instruments measured at cost is the difference between the carrying amount and the present value of the expected future cash flows discounted at the market rate of return for similar securities.

Impairment losses are recognized in the consolidated financial income statement for the period in which they arise as a direct reduction of the cost of the instrument. These losses can only be reversed subsequently if related assets are sold.

Non-current assets held for sale

“Non-current assets held for sale” include the carrying amount of individual items or disposal groups or items forming part of a business Unit earmarked for disposal (“Discontinued operations”), whose sale in their present condition is highly probable and is expected to occur within one year from the reporting date. Therefore, the carrying amount of these items, which can be of a financial nature or otherwise, will foreseeably be recovered through the proceeds from their disposal. Specifically, property or other non-current assets received by the consolidated entities as total or partial settlement of their debtors' payment obligations to them are deemed to be non-current assets held for sale through the completion of actions which normally occurs up to one year.

Non-current assets held for sale are generally measured at the lower of fair value less costs to sell and their carrying amount at the date of classification in this category. Non-current assets held for sale are not depreciated as long as they remain in this category.

Impairment losses on an asset or disposal group arising from a reduction in its carrying amount to its fair value (less costs to sell) are recognized under “Gains (losses) on non-current assets held for sale not classified as discontinued operations” in the consolidated income statement. The gains on a non-current asset held for sale resulting from subsequent increases in fair value (less costs to sell) increase its carrying amount and are recognized in the consolidated income statement up to an amount equal to the impairment losses previously recognized.

Tangible assets

“Tangible assets” include the amount of buildings, land, furniture, vehicles, computer hardware and other fixtures owned by the Company, including tangible assets received by Santander Brasil in full or partial satisfaction of financial assets representing receivables from third parties which are intended to be held for continuing use and tangible assets acquired under finance leases are presented at acquisition cost, less the related accumulated depreciation and any impairment losses (net carrying amount higher than recoverable amount).

Depreciation is calculated using the straight-line method, on the basis of the acquisition cost of the assets less their residual value. The land on which the buildings and other structures stand has an indefinite life and, therefore, is not depreciated.

The tangible asset depreciation charge is recognized in the consolidated income statement and is calculated basically using the depreciation rates (based on the average years of estimated useful life of the various assets).

The Company assesses at end of each period if there is no indication that the items of tangible assets may present an impairment loss, i.e. an asset that presents the carrying amount higher than the value of achievement, either for use or sale. The assessment of property is done through reports prepared by independent companies.

Once identified a reduction in the impairment loss of tangible assets, this is adjusted to reach its realizable value by recognizing an impairment loss recorded in "impairment loss on other assets”. Additionally the value of depreciation of that asset is recalculated in order to adjust the value of the life of the asset.

In case of evidence or indication of an impairment loss of a tangible asset, the Company recognizes the reversal of impairment loss recorded in prior years and should adjust the future depreciation expenses according to the lifetime value of the property. Under no circumstances a reversal of impairment loss of an asset may increase its carrying amount higher than the amount that would have no impairment loss had been recognized in prior years.

Upkeep and maintenance expenses related to property, plant and equipment for own use are recognized as an expense in the period in which they are incurred.

Accounting for leases

i. Finance leases

Finance leases are leases that transfer substantially all the risks and rewards incidental to ownership of the leased asset to the lessee.

When the consolidated entities act as lessors of an asset, the sum of the present value of the lease payments receivable from the lessee plus the guaranteed residual value, which is generally the exercise price of the purchase option of the lessee at the end of the lease term, is recognized as lending to third parties and is therefore included under “Loans and receivables” in the consolidated balance sheet.

The finance income arising from these contracts is credited to “interest and similar income” in the consolidated income statement so as to achieve a constant rate of return over the lease term.

ii. Operating leases

In operating leases, ownership of the leased asset and substantially all the risks and rewards incidental thereto remain with the lessor.

When the consolidated entities act as lessors, they present the acquisition cost of the leased assets under “Tangible assets”. The depreciation policy for these assets is consistent with that for similar items of property, plant and equipment for own use and income from operating leases is recognized on a straight-line basis under “Other operating income (expense)” in the consolidated income statement.

When the consolidated entities act as lessees, the lease expenses, including any incentives granted by the lessor, are charged on a straight-line basis to “other administrative expenses” in their consolidated income statements.

Intangible assets

Intangible assets are identifiable non-monetary assets (separable from other assets) without physical substance which arise as a result of a legal transaction or which are developed internally by Santander Brasil. Only assets whose cost can be estimated reliably and from which the consolidated entities consider it probable that future economic benefits will be generated are recognized.

Intangible assets are initially recognized at acquisition or production cost and are subsequently measured at cost less any accumulated amortization and any accumulated impairment losses.

i. Goodwill

Investment in associates are accounted for using the equity method from the date on which it becomes an associate. On the acquisition of the investment any difference between the cost of the investment and the investor's share of the net fair value of the associate's identifiable assets, liabilities and contingent liabilities is accounted for in accordance with IFRS 3, “Business Combinations”. Therefore:

(a) Goodwill relating to an associate is included in the carrying amount of the investment. However, amortization of that goodwill is not permitted and is therefore not included in the determination of the investor's share of the associate's profits or losses.

 (b) Any excess of the investor's share of the net fair value of the associate's identifiable assets, liabilities and contingent liabilities over the cost of the investment is excluded from the carrying amount of the investment and is instead included as income in the determination of the investor's share of the associate's profit or loss in the period in which the investment is acquired.

Goodwill - which is only recognized when it has been acquired for consideration - represents, therefore, a payment made by the acquirer in anticipation of future economic benefits from assets of the acquired entity that are not capable of being individually identified and separately recognized.

At the end of each reporting period or when there is any indication of impairment, goodwill is reviewed for impairment (i.e. a reduction in its recoverable amount to below its carrying amount) and any impairment is written down with a charge to “Impairment losses on other assets (net) – Goodwill and other intangible assets” in the consolidated income statement.

An impairment loss recognized for goodwill is not reversed in a subsequent period.

ii. Other intangible assets

It is a non-monetary asset without physical substance. It is basically due to software development and acquisition of rights (such as customer list acquired) that can generate benefits for the Santander Brasil. They can have characteristics of definite or indefinite period.

Other intangible assets are considered to have indefinite useful life when, based on an analysis of all relevant factors, it is concluded that there is no foreseeable limit to the period over which the asset is expected to generate cash inflows for the Santander Brasil, or a finite useful life, in all other cases.

Intangible assets with indefinite useful lives are not amortized, but instead, at the end of each period, the entity reviews the remaining useful life of assets to determine if they are still undefined and, if this is not the case, the change should be accounted for as a change in accounting estimate.

Intangible assets with definite useful life are amortized over its useful life by using methods similar to those used to depreciate tangible assets. The amortization expense is recognized under "Depreciation and amortization" in the consolidated income statement.

The Company assesses at the end of each period, if there is no indication that the items of intangible assets may present an impairment loss, i.e. an asset that presents the carrying amount higher than the net realizable value. Identifying any reduction in impairment loss, this is adjusted to reach its fair value.

Measuring the recoverable amount of other intangible assets – software - is made based on value in use, as well as the analysis of the discontinuity of the asset in relation to the activities of the Company.

Santander Brasil uses the value in use of other intangible assets - customer lists as a basis for measuring the impairment since it is not reasonably possible to determine the net value of sales, because there is no basis for making a reliable estimate of the value be obtained by selling the asset in a transaction at cumulative basis, between knowledgeable, willing parties. The value in use of customer lists acquired related to the purchase of the "payroll" will be determined individually. It is prepared by the business areas a "Business Case" that aims to demonstrate the expectation of generating future economic benefit and the present value of expected cash flows. Quarterly, these "Business Cases" are reviewed based on the actual cash flows of each business (value in use), which are compared with book value, checking whether there is a need to record a loss on non-recoverability.

Liabilities for insurance contracts

The liabilities for insurance contracts are comprised substantially by mathematical reserves for current and future benefits (PMBaC and PMBC). Insurance contracts are contracts under which the Company accepts a significant risk – other than a financial risk – from a policyholder by agreeing to compensate the beneficiary on the occurrence of an uncertain future event by which the policyholder will be adversely affected.

Insurance liabilities are recognized when the contract is entered into and the premiums are charged. Contracts that have been classified as insurance are not reclassified subsequently. The liability is derecognized when the contract expires or is cancelled.

Mathematical reserves for current and future benefits are recognized based on contributions made under the capitalization financial system. The mathematical reserves for current benefits represent commitments under continued income plans which are recognized through actuarial calculation for the traditional, pension (PGBL) and cash value life insurance (VGBL) plans.

All valuation methods used by the subsidiaries are based on the general principle that the carrying amount of the net liability must be sufficient to meet any reasonably foreseeable obligation resulting from the insurance contracts. Investment assumptions are either determined by the local regulator or based on management’s future expectations. In the latter case, the anticipated future investment returns are set by management, considering the available market information and economic indicators. A significant assumption, related to estimated gross profits on variable annuities, is the annual long-term growth rate of the underlying assets.

At each balance sheet date, an assessment is made of whether the provisions for Mathematical reserves are adequate.

Provisions and contingent assets and liabilities

The directors of the consolidated entities, in preparing their respective financial statements, made a distinction between:

  • Provisions: credit balances covering present obligations (legal or constructive) at the balance sheet date arising from past events which could give rise to a loss for the consolidated entities, which is considered to be probable to occur and a reliable estimate can be made of the amount of the obligation.

  • Contingent liabilities: possible obligations that arise from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more future events not wholly within the control of the consolidated entities. They include the present obligations of the consolidated entities when it is not probable that an outflow of resources embodying economic benefits will be required to settle them.

  • Contingent assets: possible assets that arise from past events and whose existence is conditional on, and will be confirmed only by, the occurrence or non-occurrence of events beyond the control of the Company. Contingent assets are not recognized in the consolidated balance sheet or in the consolidated income statement, but rather are disclosed in the notes, provided that it is probable that these assets will give rise to an increase in resources embodying economic benefits.

Santander Brasil consolidated financial statements include all the material provisions with respect to which it is considered that it is more likely than not that the obligation will have to be settled. In accordance with accounting standards, contingent liabilities classified as possible losses must not be recognized in the consolidated financial statements, but must rather be disclosed in the notes.

Provisions, which are quantified on the basis of the best information available on the consequences of the event giving rise to them, are reviewed and adjusted at the end of each year and are used to cater for the specific obligations for which they were originally recognized. Provisions are fully or partially reversed when such obligations cease to exist or are reduced.

Provisions are classified according to the obligations covered as follows:

  • Provisions for pensions and similar obligations: includes the amount of all the provisions made to cover post-employment benefits, including obligations to early retirees and similar obligations.

  • Provisions for contingent liabilities, commitments and provisions for taxes and other legal contingencies and other provisions: include the amount of the provisions recognized to cover tax and legal contingencies and labor and civil litigation and the other provisions recognized by the consolidated entities.

Equity-instrument-based employee remuneration

  Settlement in shares

  It refers to options to purchase shares of the Company promoting a commitment of the executives with the long-term results. The number of shares granted to executives vary according to certain performance parameters.

  At the beginning of the plan it is made an estimate of the likely amount of options to be granted and the fair value amount is recorded in Personal expenses against "Equity - Reserves - Share-based payment" throughout the vesting period.

  Settlement in cash

  At the beginning of the plan it is made an estimate of the likely amount of "hypothetical" shares that will be received by the persons eligible to the plan. It is determined the fair value of the "hypothetical" shares is accounted. Throughout the vesting period, a provision is recorded in “Other liabilities” against “Personal expenses”.

Recognition of income and expenses

The most significant criteria used by the Bank to recognize its income and expenses are summarized as follows:

i. Interest income, interest expenses and similar items

Interest income, interest expenses and similar items are generally recognized on an accrual basis using the effective interest method. Dividends received from other companies are recognized as income when the consolidated entities' right to receive them arises.

However, the recognition of accrued interest in the consolidated income statement is suspended for debt instruments and loans and advances individually classified as impaired and for the instruments for which impairment losses have been assessed collectively because they have payments more than two months past due. This interest is recognized as income, when collected, as a reversal of the related impairment losses.

ii. Commissions, fees and similar items

Fee and commission income and expenses are recognized in the consolidated income statement using criteria that vary according to their nature. The main criteria are as follows:

  • Fee and commission income and expenses relating to financial assets and financial liabilities measured at fair value through profit or loss are recognized when paid;

  • Those arising from transactions or services that are performed over a period of time are recognized over the life of these transactions or services; and

  • Those relating to services provided in a single act are recognized when the single act has been performed.

iii. Non-finance income and expenses

These are recognized for accounting purposes on an accrual basis.

iv. Deferred collections and payments

These are recognized for accounting purposes at the amount resulting from discounting the expected cash flows at market rates.

v. Loan arrangement fees

Loan arrangement fees, mainly loan origination and application fees, are accrued and recognized in income over the term of the loan. In the case of loan origination fees, the portion relating to the associated direct costs incurred in the loan arrangement is recognized immediately in the consolidated income statement.

Financial guarantees

“Financial guarantees” are defined as contracts whereby an entity undertakes to make specific payments for a third party if the latter does not do so, irrespective of the various legal forms they may have, such as guarantees, irrevocable documentary credits issued or confirmed by the entity, etc.

The Company initially recognizes the financial guarantees provided on the liability side of the consolidated balance sheet at fair value, which is generally the present value of the fees, commissions and similar interest receivable from these contracts over the term thereof, and simultaneously the Company recognizes, on the asset side of the consolidated balance sheet, the amount of the fees, commissions and interest received at the start of the transactions and the amounts receivable at the present value of the fees, commissions and interest receivable.

Financial guarantees, regardless of the guarantor, instrumentation or other circumstances, are reviewed periodically so as to determine the credit risk to which they are exposed and, if appropriate, to consider whether a provision is required. The credit risk is determined by application of criteria similar to those established for quantifying impairment losses on debt instruments measured at amortized cost.

The provisions made for these transactions are recognized under “Provisions - Provisions for contingent liabilities, commitments and other provisions” in the consolidated balance sheet.

If a specific provision is required for financial guarantees, the related unearned commissions recognized under “Financial liabilities at amortized cost – Other financial liabilities” in the consolidated balance sheet are reclassified to the appropriate provision.

Post-employment benefits

The Company has undertaken to supplement the public social security system benefits accruing to certain employees, and to their beneficiary right holders, for retirement, permanent disability or death.

The Santander Brasil post-employment obligations to its employees are deemed to be "defined contribution plans" when the Company makes pre-determined contributions (recognized in “personnel expenses” in the consolidated income statement) to a separate entity and will have no legal or effective obligation to make further contributions if the separate entity cannot pay the employee benefits relating to the service rendered in the current and prior periods. Post-employment obligations that do not meet the aforementioned conditions are classified as “defined benefit plans”.

Defined contribution plans

The contributions made in this connection in each year are recognized under “Personnel expenses” in the consolidated income statement. The amounts not yet contributed at each year-end are recognized, at their present value, under “Provisions - Provisions for pensions and similar obligations” on the liability side of the consolidated balance sheet.

Defined benefit plans

The Company recognizes under “Provisions - Provisions for pensions and similar obligations” on the liability side of the consolidated balance sheet (or under “Other assets” on the asset side, as appropriate) the present value of its defined post-employment benefit obligations, net of the fair value of the plan assets and of the net unrecognized cumulative actuarial gains and/or losses disclosed in the valuation of these obligations, which are deferred using a corridor approach, and net of the past service cost, which is deferred over time, as explained below. “Plan assets” are defined as those that will be directly used to settle obligations and that meet the following conditions:

  • They are not owned by the consolidated entities, but by a legally separate third party that is not a party related to the Company.

  • They can only be used to pay or finance post-employment benefits and cannot be returned to the consolidated entities unless the assets remaining in the plan are sufficient to meet all obligations of the plan and of the entity relating to current or former employee benefits, or to reimburse employee benefits already paid by the Company.

“Actuarial gains and losses” are defined as those arising from differences between the previous actuarial assumptions and what has actually occurred and from the effects of changes in actuarial assumptions. The Company uses, on a plan-by-plan basis, the corridor method and recognizes in the consolidated income statement the net amount from the cumulative actuarial gains and/or losses not recognized at the beginning of each year which exceeds 10% of the present value of the obligations or 10% of the fair value of the plan assets at the beginning of the year, whichever amount is higher.

The “past service cost”, which arises from changes to current post-employment benefits or from the introduction of new benefits, is recognized on a straight-line basis in the consolidated income statement over the period from the time the new commitments arise to the date on which the employee has an irrevocable right to receive the new benefits.

Post-employment benefits are recognized in the consolidated income statement as follows:

  • “Current service cost”, defined as the increase in the present value of the obligations resulting from employee service in the current period, under “Personnel expenses”.

  • “Interest cost”, defined as the increase during the year in the present value of the obligations as a result of the passage of time, under “Interest expense and similar charges”. When obligations are presented on the liability side of the consolidated balance sheet, net of the plan assets, the cost of the liabilities recognized in the income statement relates exclusively to the obligations recognized as liabilities.

  • The expected return on plan assets and the gains or losses on the value of the plan assets under “Interest and similar income”.

  • The actuarial gains and losses calculated using the corridor approach and the unrecognized past service cost, under “Provisions (net)” in the consolidated income statement.

Other long-term employee benefits

“Other long-term employee benefits”, defined as obligations to early retirees taken to be those who have ceased to render services at the entity but who, without being legally retired, continue to have economic rights vis-à-vis the entity until they acquire the legal status of retiree, long-service bonuses, obligations for death of spouse or disability before retirement that depend on the employee's length of service at the entity and other similar items, are treated for accounting purposes, where applicable, as established above for defined post-employment benefit plans, except that all past service costs and actuarial gains and losses are recognized immediately.

Termination benefits

Termination benefits are recognized when there is a detailed formal plan identifying the basic changes to be made, provided that implementation of the plan has begun, its main features have been publicly announced or objective facts concerning its implementation have been disclosed.

Income taxes

Income tax is calculated at the rate of 15% plus a 10% surtax; social contribution tax is calculated at the rate of 15% for financial institutions, and for non-financial companies the social contribution tax rate is 9%, after adjustments determined by tax legislation.

In accordance with the current regulation, the expected realization of the Santander Brasil’s tax credits, is based on the projection of future income and a technical study.

The expense for corporation income tax is recognized in the consolidated income statement, except when it results from a transaction recognized directly in equity, in which case the tax effect is also recognized in equity.

The current income tax expense is calculated as the sum of the current tax resulting from application of the appropriate tax rate to the taxable profit for the year (net of any deductions allowable for tax purposes), and of the changes in deferred tax assets and liabilities recognized in the consolidated income statement.

Deferred tax assets and liabilities include temporary differences, which are identified as the amounts expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities and their related tax bases, and tax loss and tax credit carry forwards. These amounts are measured at the tax rates that are expected to apply in the period when the asset is realized or the liability is settled.

“Tax assets” includes the amount of all tax assets, which are broken down into “current” amounts of tax to be recovered within the next twelve months and “deferred” amounts of tax to be recovered in future years, including those arising from unused tax losses or tax credits.

 “Tax liabilities” includes the amount of all tax liabilities (except provisions for taxes), which are broken down into “current” the amount payable in respect of the income tax on the taxable profit for the year and other taxes in the next twelve months and “deferred” the amount of income tax payable in future years.

Deferred tax liabilities are recognized in respect of taxable temporary differences associated with investments in subsidiaries, associates or joint ventures, except when the Santander Brasil is able to control the timing of the reversal of the temporary difference and, in addition, it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax assets are only recognized for temporary differences to the extent that it is considered probable that the consolidated entities will have sufficient future taxable profits against which the deferred tax assets can be utilized, and the deferred tax assets do not arise from the initial recognition (except in a business combination) of other assets and liabilities in a transaction that affects neither taxable profit or accounting profit. Other deferred tax assets (tax loss and tax credit carryforwards) are only recognized if it is considered probable that the consolidated entities will have sufficient future taxable profits against which they can be utilized.

Income and expenses recognized directly in equity are accounted for as temporary differences.

The deferred tax assets and liabilities recognized are reassessed at each balance sheet date in order to ascertain whether they still exist, and the appropriate adjustments are made on the basis of the findings of the analyses performed.

PIS (Employees’ Profit Participation Program) and COFINS (Tax for Social Security Financing) taxes have been computed at a combined rate of 4.65% on certain gross revenues and expenses. Financial institutions may deduct financial expenses in determining the PIS/COFINS tax basis. PIS and COFINS are considered a profit-base component (net basis of certain revenues and expenses), therefore and accordingly to IAS 12 – “Income Taxes”, was booked as income tax.

10.6. With relation to internal controls adopted to ensure the preparation of reliable financial statements, the directors should comment on:

a. level of efficiency in such controls, by indicating eventual flaws and steps taken to correct them

Based on the evaluation effectiveness of controls and procedures performed and supervised on December 31, 2010 by the Management, it was concluded that the procedures and controls are effective to ensure the information integrity related to the disclosure of Santander Group Brasil financial statements, as well, compliant with the PCAOB requirements – "Public Company Accounting Oversight Board" and section 404 of  Law Sarbanes-Oxley.

Our internal control related to the preparation of financial statements is a procedure developed by supervision of the chief executive office of the Santander Brasil, financial managers and performed by Company’s Board of Directors, officers and other employees to provide reasonable assurance regarding preparation and disclosure of financial reporting and consolidated financial statements, in accordance with generally accepted accounting principles.

The internal control over financial reporting includes those policies and procedures that:

• Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;

• Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

• Provide reasonable assurance prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements;

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

We have adapted our internal control over financial reporting to the most rigorous international standards and to comply with the guidelines set by the Committee of Sponsoring Organizations of the Treadway Commission in its Enterprise Risk Management Integrated Framework. These guidelines have been extended and installed in our Santander Group Brasil companies, applying a common methodology and standardizing the procedures for identifying processes, risks and controls, based on the Enterprise Risk Management Integrated Framework.

Further, the Company has a corporate area responsible for the implementation and maintenance of the internal controls model – SOX (MCI). This model is consolidated by documented information in a single database, known as “SOX system”, with access to the managers responsible and other authorized users, including auditors, through the local Intranet or electronic address.

The system provides support to management in the management of the MCI, while documenting the sub-processes, risks and associated controls, and also to formalize the certification by the managers responsible of the activities of controls, sub-processes, processes, activities and sub-groups, giving rise to comfort as to the financial statements for certification by the President and Chief Executive Officer and the Executive Vice-President of the Company.

Based on this assessment, management believes that, as of December 31, 2010, its internal control over financial reporting was effective based on those criteria.

b. deficiencies and recommendations on internal controls present in the independent auditor's report

The review conducted on the effectiveness of internal controls Santander Brasil 2010, completed in February 2011, by independent auditors (Deloitte Touche Tohmatsu) in the certification process of the Sarbanes-Oxley Act, no identified significant weaknesses, risks or breaches of relevant laws and regulations.

10.7. If company has made a public offering for securities distribution, the officers should comment on:

a. how the resources resulting from the offer were used

The business plan of Santander Brasil, disclosed in the prospectus of Global Offer performed in October 2009, mentions that the resources obtained from the Global Offer will be used to expand Company's business in Brazil, increasing our physical presence with new branches, and also improving our credit operations and capital basis.

In order to improve the structure of Santander Brasil fundraising, on January 22, 2010 the early redemption of a subordinated CDB was made, such CDB being originally issued by Santander Brasil, having Santander Espanha as creditor, with original due date on March 25, 2019, in the amount of R$1,507 million, according to an authorization granted by the Central Bank on January 8, 2010. Also, on September 20, 2010, Santander Brasil made an early redemption of the entirety of Perpetual Non-Cumulative Junior Subordinated Securities, which were issued on September 20, 2005, at the interest rate of 8.7% p.a., for the face amount of US$ 500,000,000.00 (five hundred million Dollars), plus accrued interest unpaid until the redemption date, according to approval by the Central Bank granted on August 4, 2010.

In 2010, Santander Brasil opened 110 new branches. The goal is to open 600 new client service points by 2013.

b. if there were relevant deviations between the effective application of resources and the application proposals disclosed in prospectus of respective distribution

There were no relevant deviations between the effective application of resources and the proposals of application disclosed in prospectus of respective distribution.

c. in case of deviations, give the reasons

Not applicable, since there were no relevant deviations.

10.8. Directors should describe the significant items not presented in the issuer's financial statements, by indicating (at the end of fiscal year):

a. the assets and liabilities directly or indirectly held by the issuer, that did not appear in its balance sheet (off-balance sheet items), such as:

i. assets and liabilities, operating leases

Santander Brasil rents properties, mainly used for branches, based on a standard contract which may be cancelled at its own criterion and includes the right to opt for renewals and adjustment clauses, classified as operating lease. Total future minimum payments of non-cancelable operating leases as of December 31, 2010 is R$1,416,299 thousand, of which R$436,334 thousand matures in up to 1 year, R$901,145 thousand from 1 year to up to 5 years and R$78,820 thousand after 5 years. Additionally, the Santander Brasil has contracts for matures indeterminate, totaling R$2,693 thousand monthly rent corresponding to the contracts with this feature. Payments of operating leases recognized as expenses for the period were R$455,326 thousand.

Monthly rental contracts will be adjusted on an annual basis, as per prevailing legislation, at IGPM variation. The lessee is entitled to unilaterally rescind the agreement, at any time, without paying fines, encumbrances or penalties, through a written communication to the lesser upon 30 days prior notice, without prejudice to rent payment and charges due until then.

ii. written-of receivable portfolios on which the entity maintains risks and responsibilities, indicating the respective liabilities

Not applicable, considering that there are no assets of this nature out of the balance sheet.

iii. agreements for future purchase and sale of products or services

Not applicable, considering that there are no assets of this nature out of the balance sheet.

iv. agreements for construction not completed

Not applicable, considering that there are no assets of this nature out of the balance sheet.

v. agreements of future receipts and financing

Not applicable, considering that there are no assets of this nature out of the balance sheet.

b. other items not appearing in the financial statements

Derivatives financial instruments

The breakdown of the reference values (notional) and/or contractual amounts and the fair values of the trading and hedging derivatives held by the Santander Brasil is as follows:

	2010		2009		2008
Thousands of Reais	Reference Values (Notional )	Fair Values	Reference Values (Notional)	Fair Values	Reference Values (Notional )	Fair Values

Trading derivatives
Interest rate risk and other:
Interest rate swaps	53,050,746	15,076,839	50,761,630	12,646,099	55,901,265	15,868,331
Options - purchase and sales	351,261,588	(136,695)	181,501,740	33,762	154,139,645	(175,456)
Forward and futures contracts	81,921,145	10,289	32,263,081	-	43,271,519	7,788
Foreign currency risk:
Foreign currency – purchase and sale (1)	36,923,396	(14,522,887)	40,616,308	(11,648,297)	56,333,178	(17,867,750)
Options - purchase and sales	12,351,165	2,193	28,983,489	(333,259)	58,473,829	(1,559,102)
Forward and futures contracts	26,713,978	(167,694)	22,063,175	(150,008)	48,517,742	1,823,929
	562,222,018	262,045	356,189,423	548,297	416,637,178	(1,902,260)
Hedging derivatives
Interest rate risk:
Futures contracts (2)	7,165,189	-	15,294,094	-	18,055,336	-
Interest rate swaps	549,276	115,528	1,249,645	153,619	1,701,594	(158,450)
	7,714,465	115,528	16,543,739	153,619	19,756,930	(158,450)
Total	569,936,483	377,573	372,733,162	701,916	436,394,108	(2,060,710)

(1) Includes credit derivatives, which Santander Brasil uses to reduce or eliminate its exposure to specific risks arising from the purchase or sale of assets associated with the credit portfolio management. In December 31, 2010, the volume of credit derivatives with total return rate – credit risk received corresponds to R$495,066 thousand of cost (2009 - R$655,126 thousand and 2008 - R$697,606 thousand) and R$444,330 thousand of fair value (2009 - R$527,532 thousand and 2008 -  R$696,162 thousand). During the period there was no credit events related to events provided for in the contracts. Required base capital used amounted to R$8,121 thousand (2009 - R$7,498 thousand and 2008 - R$3,805 thousand).

(2) Futures contracts registered at BM&FBovespa has positions receivables and payables settled daily

The detail of the cumulative credit risk exposure, by financial derivative, is as follows:

Thousands of Reais	2010	2009	2008

Securities derivatives	201,449	162,588	95,670
Currency derivatives	75,988,539	91,662,972	163,324,749
Interest rate derivatives	493,746,495	280,907,602	272,973,689
Total	569,936,483	372,733,162	436,394,108

The breakdown of the notional and/or contractual amounts of trading derivative by maturity is as follows:

	2010				2009	2008
Thousands of Reais	Up to 3 months	From 3 to 12 months	Over 12 months	Total	Total	Total

Swap	24,247,488	15,961,375	49,765,279	89,974,142	91,377,938	112,234,443
Options	188,184,542	155,140,045	20,288,166	363,612,753	210,485,229	212,613,474
Futures contracts	53,875,301	22,769,750	17,657,390	94,302,441	44,886,986	75,360,026
Forward contracts and Others	7,396,948	3,956,973	2,978,761	14,332,682	9,439,270	16,429,235
Total	273,704,279	197,828,143	90,689,596	562,222,018	356,189,423	416,637,178

The detail of the fair value of the trading derivatives reported in assets and liabilities:

	2010		2009		2008
Thousands of Reais	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities

Swap Differentials Receivable/Payable (1)	4,328,952	3,775,000	3,998,568	3,000,766	4,819,492	6,847,954
Option Premiums to Exercise	210,232	344,734	570,923	870,420	2,275,922	3,981,437
Forward Contracts and others	478,175	635,580	380,515	530,523	2,199,594	367,877
Total	5,017,359	4,755,314	4,950,006	4,401,709	9,295,008	11,197,268
(1) ) Includes swap options, credit and embedded derivatives.

Market risk hedge

	2010			2009			2008
	Curve	Market	Market-to-	Curve	Market	Market-to-	Curve	Market	Market-to-
Thousands of Reais	Value	Value	Market	Value	Value	Market	Value	Value	Market

Hedge instruments
Swap Contracts	118,348	115,528	(2,820)	169,931	153,619	(16,312)	(157,759)	(158,451)	(692)
Asset	549,276	557,766	8,490	1,249,645	1,259,020	9,375	1,701,594	1,709,404	7,810
Interbank Deposit Rates - CDI	424,211	426,852	2,641	862,027	867,810	5,783	1,701,594	1,709,404	7,810
Indexed to Foreign Currency - Pound	-	-	-	387,618	391,210	3,592	-	-	-
Indexed to Foreign Currency - Libor - Dollar	125,065	130,914	5,849	-	-	-	-	-	-
Liabilities	(430,928)	(442,238)	(11,310)	(1,079,714)	(1,105,401)	(25,687)	(1,859,353)	(1,867,855)	(8,502)
Indexed to Foreign Currency - Dollar	(305,837)	(311,367)	(5,530)	(1,075,922)	(1,101,588)	(25,666)	(1,612,926)	(1,620,756)	(7,830)
Indexed to Foreign Currency - Fixed - Dollar	(125,091)	(130,871)	(5,780)	-	-	-	-	-	-
Fixed Interest Rate - Reais	-	-	-	(3,792)	(3,813)	(21)	(246,427)	(247,099)	(672)
Hedge Object
Credit Portfolio	429,896	443,446	13,550	1,073,020	1,100,046	27,026	1,856,582	1,867,822	11,240
Indexed to Foreign Currency - Dollar	429,896	443,446	13,550	685,405	708,566	23,161	1,856,582	1,867,822	11,240
Indexed to Foreign Currency - Fixed - Dollar	304,794	311,381	6,587	681,613	704,753	23,140	1,610,155	1,620,723	10,568
Fixed Interest Rate - Reais	125,102	132,065	6,963	-	-	-	-	-	-
Borrowings	-	-	-	3,792	3,813	21	246,427	247,099	672
Indexed to Foreign Currency - Pound	-	-	-	387,615	391,480	3,865	-	-	-
Hedge instruments	-	-	-	387,615	391,480	3,865	-	-	-

Cash flow hedge

Include cash flow hedge - Future DI, with notional value of R$7,165,189 thousand (2009 - R$15,294,094 thousand), and maturities to January 2, 2012. The mark-to-market effect is recorded in stockholders’ equity and corresponds to a debit of R$186,578 thousand (2009 - R$262,695 thousand), net of taxes. The curve value and the fair values of transactions classified as hedges, CDBs, is R$7,385,636 thousand (2009 - R$15,337,856 thousand).

The effectiveness obtained for the hedge portfolio as of December 31, 2010 and 2009, was in accordance with present regulations and no ineffective portion was identified to be recorded in income for the period.

Guarantees and commitments

The co-obligations and risks on guarantees provided on behalf of customers, recorded in memorandum accounts, amounted to R$22,563 million in 2010, R$20,967 million in 2009 and R$25,405 million in 2008.

Off-balance-sheet funds under management

Total shareholders’ equity of investment funds managed by the Santander Brasil, for the consolidated criteria, is R$111,338 million in 2010, R$98,407 million in 2009 and R$80,402 million in 2008.

Obligation offset and settlement agreements

Santander Brasil has an obligation offset and settlement agreement within the ambit of national financial institutions (SFN), entered into with individuals and legal entities which may or may not be members of SFN, resulting in improved assurance of financial settlement, with the parties with which it has this type of agreement. These agreements establish that payment obligations with Santander Brasil, arising from loans and derivative transactions, in case of default of the counterparty, will be offset against payment obligations of the Bank with the counterparty.

10.9. In relation to each item not appearing in the financial statements, indicated in item 10.8., the directors should comment on:

a. how such items change or may change the revenues, expenses, operating income, financial expenses or other items of the issuer's financial statements

Items mentioned in item 10.8. There are no additional effects to be disclosure.

b. nature and purpose of the operation

Not applicable. There are no additional effects to be disclosure.

c. nature and amount of obligations assumed and rights generated in favor of the Company in result of the operation

Not applicable. There are no additional effects to be disclosure.

10.10. The officers should indicate and comment key elements of Company´s business plan, exploring specifically following topics:

a. investments, including:

i. quantitative and qualitative analysis of investments in process and forecasted investments

ii. sources of investment financing

iii. Relevant divestments in process and forecasted divestments

The technological model adopted by Santander Brasil focuses on clients and support to business objectives. The adequate management of such asset represents a key element for operational efficiency, providing more ability, organization and control of processes. In 2010, total investments in IT amounted to R$963 million, an increase of 13% as compared to previous year.

Total integration of IT processes and systems was held in the first quarter of 2011, after the unification of network branches. More than 1.4 thousand projects of system development were implemented. For the follow up and management of all these projects, Isban has developed a specific governance process for the integration, which is included in the general plan. Such governance process is a new project management tool, launched in 2008. With this tool, the evolution of each step of integration may be followed, providing quick analysis for decision making. Also, based on this tool Produban designs its action plans together with the systems homologation area. For example, Produban is ahead in the unification of networks and implementation of technological infrastructure for bank tellers and ATMs, besides modernization of administrative buildings and call center platform migration.

In February 2011, we included an important project in our integration: the migration of accounts and operations of more than 9 million clients originated from Banco Real to Santander Brasil’s unified system platform. 100% of private persons and most of corporate retail clients, in addition to some wholesale clients, have already performed their operations using the new platform. With the unification, our branch network will operate in a single platform, providing speed and offering a wide range of products and services to our clients.

The technological management is provided by specialized companies of Santander Group Spain, providing Santander Brasil with global scale and benefits similar to those that they would have with an outsourcing process (consolidation, shared capacity, scale, exchange of best practices and easier governance), without the loss of control that is common with that outsourcing.

b. provided that have already been disclosed, indicate the acquisition of plant, equipment, patents and other assets that may materially affect the productive capacity of Company

There were no relevant investments during the period.

c. new products and services indicating:

i. description of ongoing researches that were already disclosed

ii. total amounts spent by Company in researches for the development of new products and services

iii. projects under development that were already disclosed

iv. total amounts spent by Company with development of new products and services

In general, the development of products and services of Santander Brasil does not require additional investments other than those usually considered in annual budget, and they do not represent any relevant amount as compared to total administrative expenses. However, even in the absence of relevant investments, in 2010, Santander Brasil announced the first action in the market of acquisition, capture and processing of card electronic transactions, in partnership with Getnet, a company specialized in this sector. Entering in this new segment, Santander Brasil launched the Santander Conta Integrada (Santander Integrated Account), a business oriented to the small and medium-sized companies. This new resource provides a commercial establishment with a checking account with integrated domicile. This means that the commercial establishment may receive unified credits from MasterCard and Visa, besides being able to accept a variety of regional cards and making service sales, all in a single terminal.

The product Santander Conta Integrada (Santander Integrated Account) will provide a special credit line that permits the establishment to have access to credit for working capital transactions. With the entrance in the market of acquisitions, Santander Brasil brings to Brazil its international experience in this segment, in which it is among the world leaders. Currently, the machines for capture and processing of transactions via credit and debit cards work under MasterCard and Visa flags. However, other brands will be incorporated, and may be operated through same equipment, to provide easy and accessible operation for the merchant.

Also, on January 17, 2011, Santander Brasil has communicated to the market that it will launch in the first quarter of 2011, in partnership with Cosan Combustíveis e Lubrificantes, a subsidiary company of Cosan S.A. Indústria e Comércio, the holder of Esso and Mobil brands use rights in Brazil, the Esso Santander credit card, with the objective of leveraging credit card business through those partnerships.

10.11. Comment on other factors that materially influenced the operational performance and have not been identified or commented on other items in this section

All the factors which materially influenced the performance of the Company have been identified and commented on other items in this section, so there are other factors to react.

IV. Independent auditors' opinion, if any

Disclosure on financial statements published in Valor Econômico and DOESP - Diário Oficial do Estado de São Paulo on February 4, 2011 and available on the Company's website (www.ri.santander.com.br).

V. Fiscal Council report, including dissenting votes, if any:

The Company has no supervisory board installed.

VI. Standard form of financial statements

The standard form of financial statements was file on CVM and BM&FBOVESPA system on February 23, 2011, and is available on the CVM website (http://www.cvm.gov.br) and BM&FBOVESPA website (www.bovespa.com.br).

EXHIBIT II

PROPOSED ALLOCATION OF NET INCOME

(As per CVM Instruction No. 481, Article 9, paragraph 1, sub-paragraph II)

1. Inform net income for 2010

The net income for 2010 was R$3,856,683 thousand on the individual and R$3,863,298 on the consolidated financial statements.

The calculation of net income and allocations to reserves, in addition to the amounts of dividends and interest on equity available for distribution, is based on the Company’s individual financial statements prepared according to the BRGAAP, and may differ from the consolidated net income, primarily on account of unrealized results ascertained among the consolidated companies.

2. Inform the total amount and the amount per share of dividends, including prepaid dividends and interest on equity already declared

At each annual general shareholders’ meeting of the Board of Directors should make a recommendation regarding allocation of net income for the preceding year, which will be the subject of approval by the shareholders.

In 2010, the Board of Directors approved the payment of interest on equity to our shareholders amounting to R$1.760 million and dividends amounting to R$1.780 million, ad referendum of the annual general meeting. These sums were paid on August 25, 2010 and February 25, 2011, as summarized in the table below:

Year 2010	Distribution Date	Gross Amount (Thousands of Reais)	Gross amount per share (in R$)			Net amount per share (in R$)			Payment Date
			Common Shares	Preferred Shares	Unit	Common Shares	Preferred Shares	Unit
Interest on Equity	22/03/10	400.000	0,00095771	0,00105348	0,10534775	0,00081405	0,00089546	0,08954559	25/08/10
Interest on Equity	30/06/10	400.000	0,00095771	0,00105348	0,10534775	0,00081405	0,00089546	0,08954559	25/08/10
Interest on Equity	22/09/10	530.000	0,00126896	0,00139586	0,13958577	0,00107862	0,00118648	0,11864790	25/02/11
Interest on Equity	22/12/10	430.000	0,00126896	0,00113249	0,11324883	0,00107862	0,00096262	0,09626151	25/02/11
Intermediary Dividend	30/06/10	500.000	0,00119713	0,00131685	0,13168469	0,00119713	0,00131685	0,13168469	25/08/10
Intermediary Dividend	22/12/10	1.280.000	0,00306466	0,00337113	0,33711280	0,00306466	0,00337113	0,33711280	25/02/11

	Total	3.540.000	0,00871513	0,00932328	0,93232759	0,00804713	0,00862798	0,86279807

3. Inform the percentage of net income for the year distributed

In 2010, 96,62% of the Bank’s net income was distributed following allocations to the legal reserve, as per the individual financial statement prepared in accordance with the BRGAAP, as set forth in Corporate Law, and the rules of the CMN, the Central Bank and the CVM, as shown below:

			In R$000
Description	2010	2009	2008
Net Income	3.856.682	1.801.192	1.540.904
(-) Legal Reserve	192.834	90.060	77.045
(=) Adjusted Net Income for purposes of Dividends (i)	3.663.848	1.711.133	1.463.859
Mandatory Minimum Dividend (25%)	915.962	427.783	365.965
Equity Interest (JCP)	1.760.000	825.000	480.000
Advances on Dividends	1.780.000	750.000	970.000
Total (JCP + Dividends) (ii)	3.540.000	1.575.000	1.450.000
Dividend Exceeding the Mandatory Minimum	2.624.038	1.147.217	1.084.035
% of Income Distribution (ii) / (i)	96,62%	92,04%	99,05%

4. Inform the total amount and the amount per share of dividends distributed based on net income for previous years.

In 2010, there was no allocation of dividends based on net income for previous years.

5. Inform, net of prepaid dividends and interest on equity already declared:

a. the gross amount of dividends and interest on equity, separately, per each type and class of share

In 2010, interest on equity amounting to R$1.760 million and dividends amounting to R$1.780 million were paid in advance, as mentioned in section 2 above.  Other than these amounts, no other dividends and/or interest on equity were paid.

a. form and period of payment of dividends and interest on equity

Not applicable

c. any application of monetary restatement and interest on dividends and interest on equity

Not applicable

d. date of declaration of payment of dividends and interest on equity taken into account for identifying shareholders entitled to receive them

Not applicable

6. In the event there has been declaration of dividends or interest on equity based on income ascertained in half-year balance sheets or in shorter periods

a. inform the amount of dividends or interest on equity already declared

b. inform the respective payment dates

On March 22, 2010 the Board of Directors approved, ad referendum of the annual general shareholders’ meeting to be held by April 30, 2011, the executive board’s proposal to declare interest on equity regarding the period from January to March 2010, totaling R$400,000,000.00, equivalent to R$0.00095771 per Common Share, R$0.00105348 per Preferred Share and R$0.10534775 per Unit, which after deducting withholding income tax (IRRF), result in a net amount of R$0.00081405 per Common Share, R$0.00089546 per Preferred Share and R$ 0.08954559 per Unit, with the exception of immune and/or exempt shareholders. Shareholders registered on the Company’s books at the close of March 22, 2010 were entitled to interest on equity. Thus, as of March 23, 2010 (inclusive), the shares of Santander Brasil were traded “ex-interest on equity”. Interest on equity was paid on August 25, 2010.

It is worth noticing that for 2010, payment of dividends and interest on equity was approved within 180 days counting from declaration thereof by the Board of Directors, as approved by the special shareholders’ meeting of May 21, 2010.

On June 30, 2010 the Board of Directors approved, ad referendum of the annual general shareholders’ meeting to be held by April 30, 2011, the Executive Board’s proposal regarding declaration of the following earnings:

• Interest on equity for the period from April to June 2010, in the gross amount of R$400,000,000.00, equivalent to R$0.00095771 per Common Shares, R$0.00105348 per Preferred Share and R$0.10534775 per Unit, which after deducting IRRF results in a net amount equivalent to R$0.00081405 per Common Share, R$0.00089546 per Preferred Share and R$0.08954559 per Unit, with the exception of immune and/or exempt shareholders.

• Interim dividends, as per article 35, item II of the Company’s by-laws, based on earnings ascertained in a balance sheet specially drawn up for that purpose on March 31, 2010, amounting to R$500,000,000.00, equivalent to R$0.00119713 per Common Share, R$0.00131685 per Preferred Share and R$ 0.13168469 per Unit.

Shareholders registered on the Company’s books at the close of June 30, 2010 were entitled to interest on equity and to the dividends approved in the meeting of June 30, 2010. Thus, as of July 1, 2010 (inclusive), the Company’s shares were traded “ex-interest on equity”. These dividends and interest on equity were paid on August 25, 2010.

On September 22, 2010 the Board of Directors approved ad referendum of the annual general shareholders’ meeting to be held by April 30 2011, Executive Board’s proposal to declare interest on net equity regarding the period from July to September 2010, totaling R$530,000,000.00, equivalent to R$0.00126896 per Common Share, R$0.00139586 per Preferred Share and R$0.13958577 per Unit, which after deducting IRRF results in a net amount of 0.00107862 per Common Share, R$0.00118648 per Preferred Share and R$ 0.11864790 per Unit, with the exception of immune and/or exempt shareholders. Shareholders registered on the Company’s books at the close of September 22, 2010 were entitled to interest on equity. Thus, as of September 23, 2010 (inclusive), the Company’s shares were traded “ex-interest on equity”. The interest on equity was paid on February 25, 2011.

On December 22, 2010 the Board of Directors approved, ad referendum of the annual general shareholders’ meeting to be held by April 30, 2011, the Executive Board’s proposal regarding declaration of the following earnings:

• Interest on equity regarding the period from October to December, 2010, in the gross amount of R$430,000,000.00, equivalent to R$0.00126896 per Common Share, R$0.00113249 per Preferred Share and R$0.11324883 per Unit, which after deducting IRRF in accordance with current legislation, results in a net amount equivalent to R$0.00107862 per Common Share, R$0.00096262 per Preferred Share and R$0.09626151 per Unit, with the exception of immune and/or exempt shareholders;

• Interim dividends, as per article 35, item II of the Company’s by-laws, based on earnings ascertained in a balance sheet specially drawn up for that purpose on November 30, 2010, amounting to R$1,280,000,000.00, equivalent to R$0.00306466 per Common Share, R$0.00337113 per Preferred Share and R$ 0.33711280 per Unit.

Shareholders registered on the Company’s books at the close of December 22, 2010 were entitled to interest on equity and to the dividends approved in the meeting of December 22, 2010. Thus, as of December 23, 2010 (inclusive), the shares of Santander Brasil were traded “ex-interest on equity”. These dividends and interest on equity were paid on February 25, 2011.

Below is a summary of the prepaid dividends and interest on equity paid in 2010:

Year 2010	Distribution Date	Gross Amount (Thousands of Reais)	Gross value per share (in R$)			Net value per share (in R$)			Payment Date
			Common Shares	Preferred Shares	Unit	Common Shares	Preferred Shares	Unit
Interest on Equity	22/03/10	400.000	0,00095771	0,00105348	0,10534775	0,00081405	0,00089546	0,08954559	25/08/10
Interest on Equity	30/06/10	400.000	0,00095771	0,00105348	0,10534775	0,00081405	0,00089546	0,08954559	25/08/10
Interest on Equity	22/09/10	530.000	0,00126896	0,00139586	0,13958577	0,00107862	0,00118648	0,11864790	25/02/11
Interest on Equity	22/12/10	430.000	0,00126896	0,00113249	0,11324883	0,00107862	0,00096262	0,09626151	25/02/11
Intermediary Dividend	30/06/10	500.000	0,00119713	0,00131685	0,13168469	0,00119713	0,00131685	0,13168469	25/08/10
Intermediary Dividend	22/12/10	1.280.000	0,00306466	0,00337113	0,33711280	0,00306466	0,00337113	0,33711280	25/02/11

	Total	3.540.000	0,00871513	0,00932328	0,93232759	0,00804713	0,00862798	0,86279807

7. Provide a comparative table showing the following amounts per type and class of share:

a. net income for the year and the previous 3 (three) years

The net income for the last 3 years is shown below, as per the Bank’s individual financial statement prepared in accordance with the Brazilian GAAP as set forth in Brazilian Corporate Law and the rules of the National Monetary Council (CMN), the Central Bank of Brazil and the Brazilian Securities Commission (CVM):

Description	2010	2009	2008
Net Income (in R$ 000)	3.856.682	1.801.192	1.540.904
Income per share (em R$)
Common Share	0,0097	0,00451	0,00473
Preferred Share	0,0097	0,00451	0,00473
Common Shares (in thousands)	212.841.732	212.841.732	174.292.415
Preferred Shares (in thousands)	186.202.385	186.202.385	151.465.867

b. dividend and interest on equity distributed in the previous 3 (three) years

Year 2010	Distribution Date	Gross Amount (Thousands of Reais)	Gross value per share (in R$)			Net value per share (in R$)			Payment Date
			Common Shares	Preferred Shares	Unit	Common Shares	Preferred Shares	Unit
Interest on Equity	22/03/10	400.000	0,00095771	0,00105348	0,10534775	0,00081405	0,00089546	0,08954559	25/08/10
Interest on Equity	30/06/10	400.000	0,00095771	0,00105348	0,10534775	0,00081405	0,00089546	0,08954559	25/08/10
Interest on Equity	22/09/10	530.000	0,00126896	0,00139586	0,13958577	0,00107862	0,00118648	0,11864790	25/02/11
Interest on Equity	22/12/10	430.000	0,00126896	0,00113249	0,11324883	0,00107862	0,00096262	0,09626151	25/02/11
Intermediary Dividend	30/06/10	500.000	0,00119713	0,00131685	0,13168469	0,00119713	0,00131685	0,13168469	25/08/10
Intermediary Dividend	22/12/10	1.280.000	0,00306466	0,00337113	0,33711280	0,00306466	0,00337113	0,33711280	25/02/11

	Total	3.540.000	0,00871513	0,00932328	0,93232759	0,00804713	0,00862798	0,86279807

Year 2009	Date of Declaration	Ross Amount (in R$ 000)	Gross Amount per Share (in R$)			Net Amount per Share (in R$)			Date of Payment
			ON	PN	Unit	ON	PN	Unit
Interest on equity	28/04/09	340.000	0,00099742	0,00109717	-	0,00084781	0,00093259	-	22/02/10
Interest on equity	30/06/09	285.000	0,00083608	0,00091968	-	0,00071066	0,00078173	-	22/02/10
Interest on equity	23/12/09	200.000	0,00047885	0,00052674	0,05267387	0,00040703	0,00044773	0,04477279	22/02/10
Prepaid Dividends	23/12/09	327.400	0,00078388	0,00086227	0,08622713	0,00078388	0,00086227	0,08622713	22/02/10
Prepaid Dividends	23/12/09	422.600	0,00101182	0,00111300	0,11129990	0,00101182	0,00111300	0,11129990	22/02/10

	Total	1.575.000	0,00410805	0,00451886	0,25020091	0,00376120	0,00413732	0,24229982

Year 2008	Date of Declaration	Gross Amount (in R$ 000)	Gross Amount per Share (in R$)		Amount perNet Share (in R$)		Date of Payment
			ON	PN	ON	PN
Interest on equity	19/12/08	480.000	0,00140813	0,00154894	0,00119691	0,00131660	25/03/09
Intermediary Dividends	19/12/08	752.807	0,00220843	0,00242928	0,00220843	0,00242928	25/03/09
Interim Dividends	19/12/08	217.193	0,00063716	0,00070087	0,00063716	0,00070087	25/03/09
Dividends on account of Statutory Reserves	19/12/08	3.045	0,00000893	0,00000983	0,00000893	0,00000983	25/03/09

	Total	1.453.045	0,00426265	0,00468892	0,00405143	0,00445657

8. In the event of earnings allocated to the legal reserve

a. identify the amount allocated to the legal reserve

Of the net income for the year 2010, amounting to R$3,856,682 thousand, 5% was allocated to constituting the legal reserve in the amount of R$192,834 thousand.

b. detail the manner in which the legal reserve is calculated

According to article 193 of Corporate Law, it is mandatory to constitute legal reserves to which 5% of the net income for each year must be allocated until the total amount of the reserve is equal to 20% of the capital stock.  However, allocation to the legal reserve may not occur in any year in which the legal reserve plus the other capital reserves constituted exceed 30% of the capital stock. Any net losses may be charged to the legal reserve.

9. In case the bank has preferred shares entitled to fixed or minimum dividends

a. describe the manner in which the fixed or minimum dividends are calculated

There are no preferred shares entitled to fixed or minimum dividends in the Company’s by-laws. Preferred shares ensure their holders, among other rights, priority in the distribution of dividends, in addition to dividends 10% higher than those attributed to common shares.

b. inform whether the net income for the year is sufficient for full payment of fixed or minimum dividends

Not applicable.

c. identify whether any unpaid portion is cumulative

Not applicable.

d. identify the total amount of fixed or minimum dividends payable to each class of preferred shares

Not applicable.

d. identify fixed or minimum dividends payable per preferred share of each class

Not applicable.

10. In relation to mandatory dividend

a. describe the calculation method provided for in the bylaws

The Company’s by-laws provide that an amount of no less than 25% of net income, after deducting allocations to legal and contingency reserves, should be available for distribution in the form of dividends or interest on equity in any year. This amount represents the mandatory dividends. The calculation of net income and allocations to reserves, in addition to the amounts available for distribution is based on our financial statements prepared according to the BRGAAP.

b. inform whether it is being paid in full

In 2010, the mandatory dividend was paid in full as shown in the spreadsheet below:

			In R$ 000
Description	2010	2009	2008
Net Income	3.856.682	1.801.192	1.540.904
(-) Legal Reserve	192.834	90.060	77.045
(=) Income for Distribution	3.663.848	1.711.133	1.463.859
Mandatory Dividend (25%)	915.962	427.783	365.965
Interest on Equity Distributed	1.760.000	825.000	480.000
Dividends Distributed	1.780.000	750.000	970.000
Total (Interest on Equity + Dividends)	3.540.000	1.575.000	1.450.000
Dividend Exceeding the Mandatory	2.624.038	1.147.217	1.084.035

c. inform any amount retained

No minimum mandatory dividend was retained

11. In the event the mandatory dividend is retained on account of the bank’s financial position

a. inform the amount retained

Not applicable.

b. describe in detail the bank’s financial position, including aspects involving analysis of liquidity, working capital and positive cash flows

Not applicable.

c. justify the retention of dividends

Not applicable.

12. Where income is allocated to the contingency reserve

a. identify the amount allocated to the reserve

No income was allocated to constituting the contingency reserve.

b. identify the loss considered probable and its cause

Not applicable.

c. explain why the loss was considered probable

Not applicable.

d. justify the constitution of reserves

Not applicable.

13. Where results are allocated to the fiscal incentive reserve

a. inform the amount allocated to the unrealized income reserve

No income was allocated to constituting the unrealized income reserve.

b. inform the nature of unrealized income that gave rise to the reserve

Not applicable.

14. Where results are allocated to the statutory reserves

a. describe the statutory clauses that establish the reserve

The by-laws of Santander Brasil establish that after deduction of the amounts allocated to the legal reserve and the mandatory dividend, the remaining balance of the adjusted net income may be allocated to the reserve for equalization of dividends, which may not exceed 50% of its capital stock.

b. identify the amount allocated to the reserve

In the proposed allocation of net income for 2010, the remaining balance of R$123,848 thousand after deduction of the legal reserve, dividends and interest on equity was allocated to the reserve for equalization of dividends.

c. describe how the amount was calculated

This refers to the remaining balance of net income for 2010, after deduction of the legal reserve, dividends and interest on equity.

15.Where retention of income is provided for in the capital budget

a. identify the amount retained

There was no retention of income by Santander Brasil, according to the capital budget.

b. provide a copy of the capital budget

Not applicable.

16. Where income is allocated to the fiscal incentive reserve

a. inform the amount allocated to the reserve

No income was allocated to constituting the fiscal incentive reserve.

b. explain the nature of the allocation

Not applicable.

EXHIBIT III

PROPOSED ELECTION OF THE CURRENT MEMBERS OF THE BOARD OF DIRECTORS AND ADDITIONAL INFORMATION

(Pursuant to article 10 of CVM Instruction No. 481)

12.6. In relation to each member of the issuer’s management and fiscal council, indicate in table form:

Name	Fabio Colletti Barbosa
Age	56
Occupation	Business Administrator
Tax ID card (CPF) or passport number	771.733.258-20
Position held	Chairman of the Board of Directors
Date elected	28/01/2011
Date office taken	16/02/2011
Term of office	AUG 2011
Other positions or functions exercised at issuer	Member of the Appointment and Compensation Committee
Elected by the parent company	Yes

Name	Marcial Angel Portela Alvarez
Age	66
Occupation	Businessman
Tax ID card (CPF) or passport number	809.357.880-34
Position held	Vice- Chairman of the Board of Directors
Date elected	28/01/2011
Date office taken	16/02/2011
Term of office	AUG 2011
Other positions or functions exercised at issuer	Chief Executive Officer
Elected by the parent company	Yes

Name	Jose Antonio Alvarez Alvarez
Age	51
Occupation	Businessman
Tax ID card (CPF) or passport number	233.771.448-97
Position held	Member of the Board of Directors
Date elected	2/9/2009
Date office taken	26/11/2009
Term of office	AUG 2011
Other positions or functions exercised at issuer	None
Elected by the parent company	Yes

Name	José Manuel Tejón Borrajo
Age	59
Occupation	Economist
Tax ID card (CPF) or passport number	233.771.468-30
Position held	Member of the Board of Directors
Date elected	2/9/2009
Date office taken	26/11/2009
Term of office	AUG 2011
Other positions or functions exercised at issuer	None
Elected by the parent company	Yes

Name	José de Menezes Berenguer Neto
Age	44
Occupation	Bank employee
Tax ID card (CPF) or passport number	079.269.848-76
Position held	Member of the Board of Directors
Date elected	3/2/2010
Date office taken	13/4/2010
Term of office	AUG 2011
Other positions or functions exercised at issuer	Senior Executive Vice-President
Elected by the parent company	Yes

Name	José de Paiva Ferreira
Age	52
Occupation	Manager
Tax ID card (CPF) or passport number	007.805.468-06
Position held	Member of the Board of Directors
Date elected	3/2/2010
Date office taken	13/4/2010
Term of office	AUG 2011
Other positions or functions exercised at issuer	None
Elected by the parent company	Yes

Name	Celso Clemente Giacometti
Age	67
Occupation	Business Administrator
Tax ID card (CPF) or passport number	029.303.408-78
Position held	Independent Member of the Board of Directors
Date elected	3/2/2010
Date office taken	13/4/2010
Term of office	AUG 2011
Other positions or functions exercised at issuer	Member of the Audit Committee
Elected by the parent company	Yes

Name	José Roberto Mendonça de Barros
Age	67
Occupation	Economist
Tax ID card (CPF) or passport number	005.761.408-30
Position held	Independent Member of the Board of Directors
Date elected	2/9/2009
Date office taken	26/11/2009
Term of office	AUG 2011
Other positions or functions exercised at issuer	None
Elected by the parent company	Yes

Name	Viviane Senna Lalli
Age	53
Occupation	Business woman
Tax ID card (CPF) or passport number	077.538.178-09
Position held	Independent Member of the Board of Directors
Date elected	2/9/2009
Date office taken	26/11/2009
Term of office	AUG 2011
Other positions or functions exercised at issuer	Member of the Appointment and Compensation Committee
Elected by the parent company	Yes

12.8. In regard to each member of the issuer’s management and fiscal council, provide:

a. resumé containing the following information:

i. major professional experience during the previous 5 years, indicating:

· name of the company

· position and its inherent functions

·  main activity of the company where such experience was gained, highlighting companies or organizations comprising (i) issuer’s economic group, or (ii) shareholders with direct or indirect equity interests equal to or exceeding 5% of same class or type of securities of the issuer

ii. indication of all management positions currently or previously held in publicly-held companies

a. resumé:

Fabio Colletti Barbosa Brazilian, born on October 3, 1954. Bachelor’s Degree in Economics from the School of Economics of the Getúlio Vargas Foundation, São Paulo, and Masters in Business Administration from the Institute for Management and Development, in Switzerland. As Chairman of the Board of Directors, he is responsible for the strategy of Santander Brasil in Brazil. He has been working in the financial market for 23 years. He was Chief Executive Officer of Banco Real from 1996 to 2009, a bank he joined in 1995 as head of corporate banking and finance, while between 1996 and 1998 he was responsible for strategy of Banco Real in Brazil. He also currently holds the position of Executive Officer at CRV – Distribuidora de Títulos e Valores Mobiliários, Chairman of the Board of Directors and Chief Executive Officer of Santander Seguros. He is also a member of the Board of Directors of Santander Leasing S.A. – Arrendamento Mercantil, Universia Brasil S.A. and Petróleo Brasileiro S.A. – Petrobrás.

Marcial Angel Portela Alvarez Spanish, born on March 24, 1945 He  holds a degree in Political Science from the University of Madrid, Spain, and a Master’s in Sociology from the University of Louvain, Belgium. In September 2009 he was elected Chairman of the Board of Directors of Santander Brasil, a position he accumulated with that of General Manager of the Santander Group Spain. In January 2011, Mr. Portela became Vice- Chairman of the Board of Directors of Santander Brasil and in February 2011 he was elected the Bank’s Chief Executive Officer. Mr. Portela began his career in the Santander Group Spain, in 1999 as executive vice-president responsible for technology programs, operations, human resources and efficiency. He was a member of the Board of Directors of Banco Santander México S.A. and vice-president of Banco Santander Chile S.A. In 1998 he worked for Comunitel S.A. in Spain; from 1996 to 1997 he was president of Telefonica Internacional and from 1992 to 1996 he was a member of the Board of Directors of Telefónica S.A., Spain. From 1991 to 1996 he was administrator for Corporación Bancaria España S.A. – Argentina and Chairman of the Board of Directors of Banco Español de Crédito S.A. Banesto. From 1990 to 1991 he worked for Banco Exterior de España, S.A. in Spain.

José Antonio Alvarez Alvarez. Spanish, born on January 6, 1960. He holds a degree in Economic Science and Business from the University of Santiago de Compostela in Spain and obtained an MBA in Business from the University of Chicago. He began at Santander Spain in 2002 as head of financial management , and in November 2004 he was appointed Financial Officer. He was Financial Officer of BBVA (Banco Bilbao Vizcaya Argentaria, S.A.) in Spain from 1999 to 2002 and financial officer of Corporación Bancaria de España, S.A. (Argentina) from 1995 to 1999. He was Financial Officer of Banco Hipotecario, S.A. in Spain from 1993 to 1995 and vice-president of Finanpostal Gestión Fondos de Inversión y Pensiones, from 1990 to 1993. He was a member of the Board of Directors of Banco Crédito Local S.A., from 2000 to 2002 and member of the Board of Directors of Santander Consumer Finance S.A, Chairman of the Board of Directors of Titulización, SGFT, S.A., member of the Board of Directors of Bolsa de Mercados Españoles, S.A. (BME) and member of the Board of Directors of Santander Global Property, S.L.

José Manuel Tejón Borrajo Spanish, born on July 11, 1951. He holds a degree in Economics from the Complutense University of Madrid, Spain. He joined Santander Spain in 1989 as general audit manager, and since 2004 he has been responsible for the general audit and administrative control division. Still in Santander Group Spain , he is Chairman of the Board of Directors of Banco de Albacete S.A., Chairman of the Board of Directors of Cantabro Catalana de Inversiones S.A., member of the Board of Directors of Santander Investments S.A., Deputy Chairman of the Board of Directors of Santander Investments I S.A., director of Santander Holding Internacional S.A., director of Santusa Holding S.A., Deputy Chairman of the Board of Directors of Santander Gestión S.L., Chairman of the Board of Directors of Administración de Bancos Latinoamericanos Santander S.L. and Chairman of the Board of Directors of Grupo Empresarial Santander, S.L.

José de Menezes Berenguer Neto Brazilian, born on September 10, 1966. Graduated in law in 1989 from the Pontifical Catholic University of São Paulo Law School. As a member of the Board of Directors and Senior Executive Vice-President, he is responsible for the retail area, including all distribution channels, individual and legal entity segments, Retail Products and Marketing and Private & Asset Management. He worked in the treasury and investment banking area for 24 years. In 1997 and 1998, he was a member of the board of the Emerging Markets Traders Association. He was also a member of the Rio de Janeiro Stock Exchange, from 2000 to 2002. In 2002, he became a director of BM&FBOVESPA. He is currently an executive officer of FEBRABAN. He is also an Executive Officer of CRV – Distribuidora de Títulos e Valores Mobiliários, Executive Officer of Aymoré Crédito, Financiamento e Investimento S.A. and Chief Executive Officer of Banco Bandepe S.A. and Santander CHP S.A.

José de Paiva Ferreira Portuguese, born on March 1, 1959. He holds a Bachelor’s Degree in Business Administration and a postgraduate degree in administration, both from the Getúlio Vargas Foundation. He obtained an MBA from the Wharton School of Business. He has been working in the financial market for 35 years. He began at Banco Bradesco in 1973. He joined Banco Geral do Comércio S.A. in 1985 as Senior Services Assistant and held the positions of Executive Officer and Executive Vice-President at Banco Geral do Comércio S.A., Banco Santander Noroeste S.A., Banco Meridional, Banco do Estado de São Paulo S.A. – Banespa and Santander Brasil. Mr. Paiva was Senior Executive Vice-President responsible for the Retail Area of Santander Brasil, from 2000 until 2011, and is currently a member of the Board of Directors of the Bank.

Celso Clemente Giacometti. Brazilian, born on October 13, 1943. He holds a Bachelor’s Degree in Business Administration from the São Luís School of Economics and a degree in Accounting from the School of Economic Science at Ribeirão Preto. He began his career in 1960 as an auditor with Citibank. From 1963 to 2001, he worked at Arthur Andersen, becoming a partner in 1974, and Chief Executive Officer of operations in Brazil from 1985 to 2000. He was a member of the board of directors and audit committee of the companies Lojas Marisa S.A., Tarpon Investments and TIM Participações S.A. He was also Chief Executive Officer of the family holding company Souto Vidigal S.A., from 2004 to 2006. On February 3, 2010, he was elected independent director of Santander Brasil. He is currently a member of the Board of Directors of LLX Logística, the Fiscal Council and Audit Committee of AMBEV and the Fiscal Council of CTEEP/ISA – Transmissão Paulista. He is a managing partner at Giacometti Serviços Profissionais Ltda. Mr. Giacometti is also one of the co-founders of the IBGC (“The Brazilian Corporate Governance Institute”), at which he held the position of director.

José Roberto Mendonça de Barros Brazilian, born on February 7, 1944. He holds a graduate, postgraduate and doctor degree in Economics from the University of São Paulo, and a postgraduate degree in Economics from the University of Yale. He is currently a member of the Board of Directors of BM&FBOVESPA and Tecnisa, and a member of the Advisory Board of Pão de Açúcar, O Estado de São Paulo Group, FEBRABAN, Schneider Electric and Link Partners. He is also a member of the advisory chamber of the Novo Mercado segment of the BM&FBOVESPA. He held the position of member of the Board of Directors of GP Investments, Fosfertil/Ultrafertil, Varig Participações em Transportes Aéreos, Economics at FIESP, Companhia Energética de São Paulo, Eletricidade de São Paulo, Companhia Paulista de Força e Luz, Companhia de Gás de São Paulo and the strategic committee of Companhia Vale do Rio Doce.

Viviane Senna Lalli Brazilian, born on June 14, 1957. She holds a degree in Psychology from the Pontifical Catholic University of São Paulo. From 1981 to 1996 she worked as a children’s and adults’ psychotherapist. In September 2009 she was elected independent member of the Board of Directors of Santander Brasil. She holds the position of member of the Brazilian Presidency Board (CDES), the Advisory Board of FEBRABAN, Citibank Brazil, the Education Board of the CNI and FIESP, the Institutional Board of Coca-Cola, Energias do Brasil, ADVB and Todos pela Educação (Everyone for Education) and the guidance and social investment committees of Banco Itaú Unibanco.

b. description of any of the following events that may have occurred during the last 5 years:

i. any criminal conviction

ii. any conviction in an administrative proceeding of the CVM and the sanctions applied

iii. any final and unappeallable conviction in the judicial or administrative spheres in which they have been suspended or barred from practicing any professional or commercial activity

No current member of management has been convicted in judicial or administrative proceedings of a relevant nature.

12.9. Inform the existence of marital relationship, common law marriage or blood relations to the second degree between:

a. the issuer’s management

Mr. José de Menezes Berenguer Neto is the brother of Executive Officer Sr. André Fernandes Berenguer.

b. (i) issuer’s management and (ii) management of issuer’s direct or indirect subsidiaries

Not applicable, bearing in mind that no such relations exist between those persons.

c. (i) issuer’s management or that of its direct or indirect subsidiaries and (ii) issuer’s direct or indirect parent companies

Not applicable, bearing in mind that no such relations exist between those persons.

d. (i) issuer’s management and (ii) management of issuer’s direct or indirect parent companies

Not applicable, bearing in mind that no such relations exist between those persons.

12.10. Inform any subordinate relations, services provided or control maintained over the last 3 business years between the issuer’s management and:

a. companies directly or indirectly controlled by the issuer

For information on this item, please refer to item 12.8.a.

b. issuer’s direct or indirect parent company

Regarding subordination, two (2) member of the Board of Directors of Santander Brasil also hold executive officers at Santander Group Spain.

c. if relevant, suppliers, clients, debtors or creditors of the issuer, of their subsidiary or parent companies or subsidiaries of any such persons

See item 12.8.a.

EXHIBIT IV

PROPOSED MANAGEMENT’S COMPENSATION AND

 ADDITIONAL INFORMATION

(As per CVM Instruction No. 481, Article 12)

Purpose and proposal

This proposal determines management’s overall compensation for the year 2011 and that of members of the Company’s Audit Committee for the 12-month period starting March 24, 2011.

The proposal is that under Article 6, Paragraph 3 of the Company’s bylaws, the AGO should set aside an amount of up to R$283,540,000.00 for management’s overall compensation for the year 2011 and up to R$ 3,960,000.00 for Audit Committee members' overall compensation for the 12-month period starting March 24, 2011.

Under Article 17, item IV of the Company’s bylaws, it is incumbent on the Board of Directors to distribute this amount individually after taking into account recommendation from its advisory body, the Appointment and Compensation Committee.

The amounts proposed above are consistent with those adopted by the annual general shareholders’ meeting for the years 2009 and 2010.

For further details on management’s compensation, see the document below containing information as stated in item 13 of the Company’s reference form.

The proposal was considered by the Company's Board of Directors at its meeting on March 24, 2011.

INFORMATION FROM ITEM 13 OF THE BANK'S REFERENCE FORM

13. Management’s compensation

13.1. Describe the compensation policy or practice for the board of directors, statutory and non-statutory officers, fiscal council, statutory committees, and audit, risk, financial, and compensation committees

13.1.1. Board of directors

The Board of Directors consists of at least 5 and to most 12 members elected at the same time by the general meeting for a term of office of two years.

They are paid fixed monthly fees, the overall amount of which is determined at the annual general shareholders’ meeting. In addition to fixed monthly fees, the Company provides benefits for Independent Board Member and for directors who do not hold a management position at the Company or at another company of Santander Group Spain, as described below .

a.  Purpose of compensation policy or practice

The compensation policy for the Board of Directors seeks to support the organization's strategy, in order to ensure that:

▪   Shareholders’ interests are aligned with those of the Company’s stakeholders ; and

▪   the Company performs well and that shareholders' interests are guaranteed through long-term commitment.

An important point to note is that if a member of the Board of Directors is also on the Audit Committee, he/she must opt for compensation from only one of the bodies pursuant to the applicable regulations and audit committee internal regulations. In relation to the other advisory committees, if a member of the Board of Directors is on one of them, he/she shall be entitled only to compensation attributed to them in their capacity as a Company board member.

b.  Composition of compensation, stating:

i. Description of elements of compensation and their purpose in each case

Compensation of the Board of Directors consists of:

▪  Fixed compensation: 12 payments of amounts determined by the annual general shareholders’ meetings.

▪ Variable Compensation: no variable compensation for the members of this body has been determined to date.

▪  Benefits: Independent Board Member and directors who do not hold a management position at the Company or at another company of Santander Group Spain are given healthcare and dental insurance, life insurance, fuel and a mobile phone.

▪  Pension plans: no members of this body have joined a pension plan to date

▪  Stock-based compensation: ILP Plan, as described in item 13.4.

ii. What is the proportion of each element in total compensation.

What is the estimated proportion of each element in total compensation:

▪  Fixed compensation: 64%

▪  Variable Compensation: 0%

▪  Benefits: 2%

▪  Pension plans: 5%

▪  Stock-based compensation: 29%

iii. Methodology of calculation and adjustment of each component of compensation.

▪  Fixed compensation: maximum amount within the total set by the annual general shareholders’ meeting.

▪  Variable Compensation: since there is no variable compensation for members of this body, there is no method for calculation or adjustment.

▪  Benefits: maximum amount within the total set by the annual general shareholders’ meeting.

▪  Pension plans: as determined in the pension plan regulations.

▪  Stock-based compensation: ILP Plan, as described in item 13.4.

Since there are no pension benefits, there are no pre-defined indices for calculating adjustments. Adjustments, if made, must be within the maximum compensation determined at the annual general shareholders’ meetings.

iv. Reasons for composition of compensation.

The proposed compensation is based on the experience of members of the Board of Directors, the need to retain talents in a competitive market and ensure that the organization performs well through long-term commitment from members of the Board of Directors.

c.  Key performance indicators taken into account when determining each component of compensation.

For stock-based compensation, there are three performance indicators: TSR, BPS growth and comparison of planned against actual net income. For the other items, there are no related indicators.

d.  How compensation is structured to reflect evolution of performance indicators.

The compensation of the Board of Directors is determined annually by the annual general shareholders’ meeting, taking into account the responsibility and seniority of members and is not directly linked to short- or medium- term performance.

e.  How the compensation policy or practice is aligned with the issuer's short-, medium- and long-term interests.

The compensation policy is aligned with the Company's interests in terms of short-, medium- and long-term results, since amounts are ratified by the annual general shareholders’ meeting based on the Company's results and shareholder’s return.

f. Compensation supported by subsidiaries, or direct or indirect controllers.

Compensation of members of the Board of Directors is not supported by the Company’s subsidiaries, controlled companies or direct or indirect controlling shareholders.
Members of the Board of Directors who exercise executive functions in Santander Spain or other companies controlled by Santander Spain are paid directly by those companies depending on the activities they perform.

g.  Any compensation or benefit related to the occurrence of a certain corporate event, such as the sale of shareholder control of the issuer.

There is no compensation or benefits linked to the occurrence of a certain corporate event.

13.1.2. Executive board:

The Executive Board consists of at least two and at most 75 members, elected all together by the Board of Directors for a term of office of two years.
The members of the Executive Board are entitled to a fixed compensation comprising monthly fees, benefits, pension plan and variable compensation, provided that the total is within the overall limit for annual compensation approved by the annual general shareholders’ meetings.

a.    Purposes of compensation policy or practice

 The compensation policy for the Executive Board seeks to support the organization's strategy, in order to:

▪   ensure alignment of shareholders’ interests with those of stakeholders ;

▪  recognize merit and individual contributions to reaching the business goals and carrying out the strategies determined by the Board of Directors;

▪   ensure that the Company performs well and that shareholders’ interests are guaranteed through long-term commitment of the members of the Executive Board;

▪  develop the professional careers of the teams and

▪  maintain the competitiveness of the Company's compensation compared with major competitors in order to retain key executives.

Relying on rigorous risk management principles at all times, the compensation policy for members of the Executive Board has proved to be a decisive factor for the Company's success and to avoid excessive risk-taking behavior.

b.   Composition of compensation, stating:

i. Description of elements of compensation and their purpose in each case

The remuneration of the Executive Board consists of fixed and variable portions:

▪  Fixed compensation: recognizes individual contributions that members of the Executive Board make in order to reach the results determined by the Company.

▪  Variable Compensation: in-house program validated with the union annually, based on the results of Santander Brasil, its officers, and individual performance, which involves profit sharing.

▪  Benefits: Health and dental insurance, life insurance, vehicle, fuel and mobile phone.

▪  Pension plans: is a financial planning tool to provide members of the Executive Board with a supplementary income in the future.

▪  Stock-based compensation: ILP Plan, as described in item 13.4.

ii. What is the proportion of each element in total compensation.

What is the estimated proportion of each element in total compensation:

▪  Fixed compensation: 30%

▪  Variable Compensation: 54%

▪  Benefits: 2%

▪  Pension plans: 1%

▪  Stock-based compensation: 12%

iii. Methodology for calculation and adjustment of each component of compensation.

▪  Fixed compensation: maximum amount within the total set by the annual general shareholders’ meeting.

▪  Variable Compensation: maximum amount within the total set by the annual general shareholders’ meetings, whose final amount is based on the Company's performance indicators, including profit indicators and appropriate allocation of capital, results from business areas, and individual performance. Indicators for appropriate allocation of capital are included to avoid excessive risk taking.

▪  Benefits: maximum amount within the total set by the annual general shareholders’ meeting.

▪  Pension plans: maximum amount within the total set by the annual general shareholders’ meeting.

There are no pre-defined indices for calculating adjustments. Adjustments, if made, must be within the maximum compensation determined at the annual general shareholders’ meetings.

▪  Stock-based compensation: ILP Plan, as described in item 13.4.

iv. Reasons for composition of compensation.

The compensation proposal takes into account the extensive experience of the members of the Executive Board, the need to retain talents in a competitive market and ensure that the organization performs well through long-term commitment of Executive Board members.

c. Key performance indicators taken into account when determining each component of compensation.

▪  Fixed compensation: no related indicator.

▪  Variable Compensation: based on the Company's performance indicators, including indicators of profit and appropriate allocation of capital, results from business areas and individual performance. Indicators for appropriate allocation of capital are included to avoid excessive risk taking.

▪  Benefits: no related indicator.

▪  Pension plans: no related indicator.

▪  Stock-based compensation: ILP Plan, as described in item 13.4.

d.   How compensation is structured to reflect evolution of performance indicators.

The Board of Directors will assess fulfillment of the Company's goals and budget in order to verify whether the results justify the distributions of the amounts up to the limit proposed.

e. How compensation policy or practice is aligned with the issuer's short-, medium- and long-term interests.

The Company's compensation policy offers executives programs such as the Own Management program (“PPG”), ILP Plan (Global Program and Local Program) and Deferral Program in order to align the interests of the organization with those of its executives. The aim is to pursue growth and sustainable profitability while recognizing the contributions executives are making to the Company's business.

f.  Compensation supported by subsidiaries, or direct or indirect controllers.

The Executive Board's compensation is not supported by the entities mentioned. However, results of subsidiaries and affiliates influence the Company's consolidated results, and consequently affect the variable compensation of members of the Executive Board.

g. Any compensation or benefit related to the occurrence of certain corporate event such as sale of issuer's controlling interest.

There is no compensation or benefit linked to the occurrence of a certain corporate event.

13.2.  Compensation of the board of directors and statutory officers that is recognized in income for the past 3 years and compensation planned for the current year

Compensation recognized in income for 2009 and 2010:

2009		Segregated Compensation - Paid													Amount per body
Body		Annual Fixed Compensation					Variable Compensation					Post- employment Benfits	Benefits by the for ended term of office	Compensation based on shares
	Number of members	Pro-labore	Direct and Indirect per interest in Benfits	Compensation companies	Social Security	Others	Bonus	Profit sharings	Compensation per participation	Comissions	Others
Executive Board	45.66	33,510,869	3,883,860	0	45,904,402	0	44,663,198	40,546,155	0	0	0	0	0	0	168,508,484
Total	45.66	33,510,869	3,883,860	0	45,904,402	0	44,663,198	40,546,155	0	0	0	0	0	0	168,508,484

2011		Segregated Compensation - Paid													Amount per body
Body		Annual Fixed Compensation					Variable Compensation					Post- employment Benfits	Benefits by the for ended term of office	Compensation based on shares
	Number of members	Pro-labore	Direct and Indirect per interest in Benfits	Compensation companies	Social Security	Others	Bonus	Profit sharings	Compensation per participation	Comissions	Others
Board of Directors	9	1,520,000	57,699	0	0	0	0	0	0	0	0	0	0	0	1,577,699
Executive Board	48.08	39,327,460	5,428,031	0	2,734,524	0	0	129,761,441	0	0	0	0	0	27,940,958	205,192,415
Total	57.08	40,847,460	5,485,730	0	2,734,525	0	0	129,761,441	0	0	0	0	0	27,940,958	206,770,114

(*) annual average of monthly number of members of each body.

Exceptionally in 2009, the Company did not compensate members of the Board of Directors because they were performing executive duties for the Company or for Santander Spain. Since 2010, members of the Company's Board of Directors have been paid based on the total annual amount approved at the annual general shareholders’ meetings.

Compensation planned for 2011:

2011		Segregated Compensation - Propose Approved													Amount per body
Body		Annual Fixed Compensation					Variable Compensation					Post- employment Benfits	Benefits by the for ended term of office	Compensation based on shares
	Number of numbers	Pro-labore	Direct and Indirect per interest in Benfits	Compensation companies	Social Security	Others	Bonus	Profit sharings	Compensation per participation	Comissions	Others
Board of Directors	9	7,400,000	230	0	550	0	0	0	0	0	0	0	0	3,320,000	11,500,000
Executive Board	58	82,200,000	6,050,000	0	3,100,000	0	0	148,000,000	0	0	0	0	0	32,690,000	272,040,000
Total	67	89,600,000	6,280,000	0	3,650,000	0	0	148,000,000	0	0	0	0	0	36,010,000	283,540,000

13.3. Variable compensation of the board of directors and statutory board for the past 3 years and planned compensation for the current year

Variable compensation for 2009 and 2010:

 2009      Amount in R$

Body	Number of Members*	Value effectively acknowledged in 2009
Board od Directors	4	0
Executive Board	45.66	85,209,353
Total	49.66	85,209,353

2010  Amount in R$

Body	Number of Members*	Value effectively acknowledged in 2009
Board od Directors	9	0
Executive Board	48.08	129,761,441
Total	57.08	129,761.441
(*) Annual average of monthly numkber of members of each body

Variable compensation planned for 2011:

 2011   Amount in R$

Body	Number of Members	Minimum value previewed in the compensation plan	Cap value previewed in the compensation plan	Value previewed in the compensation plan, it the targets established were met
Board of Directors	9	0	0	0
Executive Board	58	0	148,000,000	120,000,000
Total	67	0	148,000,00	120,000,000

13.4.  Stock-based compensation plan for the board of directors and statutory officers in force last fiscal year and planned for the current year

a.   General terms and conditions

The Company has three long-term compensation programs linked to the performance of its stock price: the Global Program, the Local Program and the Deferral Program.

Members of the Executive Board and others occupying key positions are eligible for these plans. Members of the Board of Directors only participate in these Plans if they hold executive-board positions.

Under the Global Program, Santander Brasil bears the costs of the bonus to be compulsorily invested in acquisition of Santander Spain shares.

a.1. Global Program

The meeting of Santander Spain's board of directors held on March 26, 2008 approved the long-term incentive policy for Santander Spain executives and other members of Santander Spain. This policy sets forth compensation linked to Santander Spain stock as determined by the annual general shareholders’ meetings.

This is a multi-annual incentive plan under which employees are granted Santander Spain shares. The plan's beneficiaries are executive officers and other members of senior management, or any other group of officers determined by Santander Spain's executive board or executive committee.

The Global Program involves three-year cycles of delivery of shares to beneficiaries, the duration of the first one being two years (PI09) and the others, 3 years on average.

a.2. Local program

 The meeting of the Board of Directors held on December 23, 2009 and the Company's special shareholders’ meeting held on February 3, 2010 approved the Local Program consisting of two separate plans: SOP and PSP. SOP is a stock option plan for purchase of the Company's Units. PSP is an incentive plan taking the form of cash payments. Under this plan, a certain portion must be used to acquire Santander Brasil Units.

For the three-year durations of each plan, the Company will be using two performance parameters to determine the quantity of Units or options to be delivered. The awards will be then be weighted by these two indicators using the following formula:

Number of Reference Units x Percentage of Performance x Payment Price

Eligibility for the plans is determined by the Board of Directors.

a. 3. Deferral Program

Based on the new international principles discussed in the G20 (group of finance ministers and central bank heads of the world's top 19 economies and the European Union) and the Financial Stability Board (FSB), the Board of Directors, on February 2, 2011, approved deferred payment of variable compensation programs relating to 2010. Payment of variable compensation will be deferred for statutory officers, executives in management positions, and other employees eligible under the program. The installments will be paid made annually for the next 3 years. The deferred portion of variable compensation relating to 2010 corresponds to 27%.

The plan does not involve issuing new shares, capitalization or dilution effects, since it is structured as a phantom stock program with payments linked to market prices for a certain amount of Units, subject to the provisions of the plan.

b.   Main objectives of the Plans

▪  Align the interests of the Company and plan participants to ensure the former's growth and profitability while recognizing the latter's contribution to the Company's business;

▪  Enable the Santander Brasil to retain participants on its staff by offering them the additional advantage of an opportunity to develop or increase their holdings of the Company's stock; and

▪  Boost the performance of the Santander Brasil and its shareholders’ interests through long-term commitment from participants.

c. How the Plans contribute to these goals

The Plans contribute to the above-mentioned objectives through indicators: TSR, ratio of planned to actual net income, higher BPS, the Company's unsatisfactory financial performance, compliance with internal rules applicable to participants, including but not limited to, risk management policies, material alterations in the Company's financial condition, and significant variations in its reference capital base or qualitative assessment of risks. The above-mentioned indicators were defined in the regulations applicable to the Plans.

d.   How the Plans fit into the compensation policy:

The Plans are a key component of the Company's compensation strategy, since they are efficient means of recognizing, motivating and retaining members of the Executive Board in the short, medium and long term.

e. How the Plans align short-, medium- and long-term interests of management with those of the issuer

The Plans align the short-, medium- and long-term interests of the members of the Executive Board and those of the Santander Brasil since the stock options are only exercised and shares vested if the Company's strategic objectives are consistently attained during the plan cycles.

f.  Maximum number of shares covered:

f.1.  Global Program

	Cap number of shares	Grant Year	Date of Start of the period of exercise	Final date of the period of exercise	Conditions to excercise	Nº of eligible parties
Plano I10	244,823	2007	23-jun-07	31-jul-10	TSR/BPS	24
Plano I11	763,600	2008	15-jan-08	31-jul-11	TSR/BPS	53
Plano I12	151,399	2009	1-jul-09	31-jul-12	TRS	49
Note: Plan I13 will be launched in April / 2011

Note: Plan I13 will be launched in April / 2011

f.2. Local program - SOP

	Cap number of shares	Grant Year	Date of Start of the period of exercise	Final date of the period of exercise	Exercise price (R$)	Nº of eligible parties
SOP	14,190,000	2010	3-fev-10	30-jun-14	23.5	48
Note: Each SOP plan option corresponds to a SANB11 Unit.
Note: Plan I13 will be launched in April / 2011.

Local program - PSP

	Cap number of shares	Grant Year	Date of Start of the period of exercise	Final date of the period of exercise	Exercise price (R$)	Nº of eligible parties
PSP Plano I12	3,100	2010	3-fev-10	20-jul-12		4
Note: Each SOP plan option corresponds to a SANB11 Unit.
Note: Plan I13 will be launched in April / 2011.

f.3. Deferral program

	Cap number of shares	Grant Year	Date of Start of the period of exercise	Final date of the periodof exercise	Exercise price (R$)	Nº of eligible parties
1º Cycle od Deferral	1.459.011	2011	31-mar-12	31-mar-14		47

g. Maximum number of options to be granted:

g.1. Global program:

	Cap number of shares	Grant Year	Date of Start of the period of exercise	Final date of the periodof exercise	Conditions to excercise	Nº of eligible parties
Plano I10	244,823	2007	27-jul-07	31-jul-10	TRS/BPS	24
Plano I11	763,600	2008	15-jan-08	31-jul-11	TRS/BPS	53
Plano I12	151,399	2009	1-jul-09	31-jul-12	TRS	49
Note: Plan I13 will be launched in April / 2011.

g.2. Local program - SOP

	Cap number of shares	Grant Year	Date of Start of the period of exercise	Final date of the period of exercise	Exercise price (R$)	Nº of eligible parties
SOP	14,190,000	2010	3-fev-10	30-jun-14	23.5	48
Note: Each SOP plan option corresponds to a SANB11 Unit.
Note: Plan I13 will be launched in April / 2011.

Local program - PSP

	Cap number of shares	Grant Year	Date of Start of the period of exercise	Final date of the period of exercise	Exercise price (R$)	Nº of eligible parties
Plano I12	3,100	2010	3-fev-10	20-jul-12		4
Note: Each SOP plan option corresponds to a SANB11 Unit.
Note: Plan I13 will be launched in April / 2011.

g.3. Deferral program:

	Cap number of shares	Grant Year	Date of Start of the period of exercise	Final date of the periodof exercise	Exercise price (R$)	Nº of eligible parties
1º Cycle od Deferral	1.459.011	2011	31-mar-12	31-mar-14		47

h. Terms for acquisition of shares

h.1. Global Program

In each cycle, a maximum number of shares is determined for each beneficiary who continues working with Santander Spain for the duration of the plan. In the first 3 cycles, the targets or objectives to be reached or attained as the criterion for determining the number of shares to be distributed will be determined by comparing the performance of Santander Spain with a benchmarking group of financial institutions, being related to two parameters: TSR and BPS. In the 4th cycle, only TSR will be used.

At the end of each cycle, TSR and BPS growth (for the 1st, 2nd and 3rd cycles) will be calculated for Santander Spain and each of the benchmark entities, and ranked in descending order. Each of the two criteria (TSR and growth in BPS) will be weighted at 50% when calculating the percentage of shares to be delivered, based on the following scale and depending on the relative position of Santander Spain in the benchmarking group of financial institutions:

Position of Banco Santander, S.A (Madrid) in TSR Ranking	Maximum percentage shares to award	Position of Banco Santander, S.A (Madrid) in Ranking	Maximum percentage shares to award
1º a 6º	50%	1º a 6º	50%
7º	43%	7º	43%
8º	36%	8º	36%
9º	29%	9º	29%
10º	22%	10º	22%
11º	15%	11º	15%
12º e abaixo	0%	12º e abaixo	0%

If there are entities in the benchmarking group of financial institutions that are acquired by other companies and no longer exist, or their shares are no longer traded, they will be excluded from the benchmarking group. In this case, the comparison with the benchmarking group will be made in such a manner that, for each of the parameters considered (TSR and growth in BPS), the maximum percentage of shares will be delivered if Santander Spain comes out within the first quartile (the 25th percentile inclusive) of the benchmarking group; no shares will be delivered if Santander Spain is below the median (50th percentile) of the benchmark group; 30% of the maximum number of shares will be delivered if Santander Spain is ranked at the median (50th percentile). Percentages for rankings between the median and first quartile (25th percentile) (not inclusive) will be calculated by linear interpolation.
In the 4th cycle, the weighting of TSR will be 100%.

h.2. Local Program - SOP and PSP

The quantity of shares or options to be granted to participants will be determined in accordance with the metrics for two parameters of the Company's performance: TSR and the comparison, measured as a percentage of the planned annual net income, as determined by the Board of Directors for each applicable financial year and actual net income (IFRS) for each applicable year. For 2009, exceptionally, the IFRS criterion adopted by Santander Spain will be taken into account for planned and actual net income metrics, since there was no target based on the criteria mentioned in the previous sentence. Each of these parameters will individually determine up to 50% (fifty percent) of the number of options exercisable by the participant.

h.3. Deferral program:

The Company's Board of Directors shall determine the final quantity of Units per year for calculating each annual portion of the bonus referenced in Units for the participants, which may be determined by a percentage applied to the maximum number of Units per year if the Company's financial performance is unsatisfactory, or if there is failure to comply with the internal rules applicable to the participant, including but not limited to, risk management policy, or material alterations in the Santander Brasil's financial condition, except when arising from changes in accounting rules or significant variations in the Santander Brasil's reference equity, or qualitative assessment of risks.

i. Criteria for setting purchase or exercise price

i.1. Global program

Not applicable, since the exercise price is the market value on the date the option is exercised.

i.2. Local program

SOP: The options' exercise price to be paid by participants to subscribe Units will be R$ 23.50. The exercise price will be adjusted as a result of:

▪  bonus in Shares / Units, split or reverse stock split conducted by the Company, or

▪  corporate reorganizations.

PSP: Not applicable, since the exercise price is the market value on the date the option is exercised.

i.3. Deferral program

Not applicable, since the exercise price is the market value on the date the option is exercised.

j.  Criteria for setting the exercise period

j.1. Global program:

The duration of the cycles will be three financial years, thus favoring Executive Board' commitment to long-term results.

j.2. Local program:

SOP: the duration of the Plan will be three financial years, thus favoring Executive Board' commitment to long-term results. The deadline for exercising the options extends for a further period of two years after the date of the right to exercise.

PSP: the duration of cycles will be three financial years, thus favoring members of the Executive Board's commitment to long-term results.

j.3. Deferral plan

The duration of cycles will be three financial years, thus favoring members of the Executive Board's commitment to long-term results

k. Form of payment

k.1. Global program:

Bonus included in paycheck, which must be used to buy the shares.

k.2. Local program:

SOP: in shares.

PSP: bonus included in paycheck, of which 50% must be used to buy the shares.

k.3. Deferral program:

Bonus included in paycheck.

l. Restrictions on the transfer of shares:

l.1. Global program:

There are no restrictions on transfers of shares after exercising the options.

l.2. Local program:

SOP: for a period of one year as of the date of purchase of each Unit, participants may not dispose of a quantity equivalent to 1/3 of Units arising from the exercise of the options granted.

PSP: for one year as of the date of purchase, participants may not dispose of the quantity of Units comprising 50% of the net investment under this plan.

l.3. Deferral program:

Not applicable, since the plan sets forth a cash bonus only.

m.  Criteria and events that lead to suspension, modification or termination of the plan

m.1. Global program

The plan may be altered for legal or regulatory reasons.

m.2. Local program (SOP and PSP)

Any material amendment to the law or regulations affecting joint-stock companies and / or tax effects applicable to the Company and to the participants may lead to the partial or full revision of the plan, or even its suspension or withdrawal, at the discretion of the Board of Directors.

Additionally, in the case of the SOP plan, if there is a direct or indirect sale or transfer made by the Santander Brasil's controlling shareholders through a single transaction or a series of transactions, of a number of actions involving a change in control of the Santander Brasil, pursuant to Level 2 regulations applicable to the Company at the time, the Board of Directors may at its sole discretion allow participants to exercise their options in full or in part. The Board of Directors may make special rules to allow shares granted under the stock option plans to be sold in a public offering for acquisition.

m.3. Deferral program:

The plan may be terminated, suspended or amended by the Board of Directors at any time. In the event of suspension or termination, participants who already have Units-referenced bonus portions receivable shall be entitled to receive them, under the following circumstances:

- to preserve the goals of the plan, the total number of Units will be adjusted upward or downward in the event of stock splits, reverse stock splits or stock dividends, mergers, consolidations, spin-offs, or other material procedures of a similar nature.

- the Human Resources Department, under the supervision of the executive committee, will make the aforementioned quantitative adjustments using the same methods that BM&FBOVESPA uses to make similar adjustments in its stock markets.

n. Effects of withdrawal of members of management from the issuer's bodies on their rights under stock-based compensation plans

n.1. Global Program:

In the event of retirement, dismissal without cause, resignation or removal, permanent disability or death, the right to delivery of the shares will remain as if none of these circumstances had occurred, except for the following alterations:

- in case of death, this right will pass to the beneficiary's successors;

- the number of shares to be delivered will be the result of multiplying the maximum number of shares to be delivered by the result of dividing the number of days elapsed between the plan's inception date and the date of the occurrence of a death, retirement, pre-retirement, resignation or dismissal or other circumstance determining application of this rule, including in terms of the number of days of the plan's applicability.

n.2. Local Program

The ILP Plan will be extinguished and participants will lose the right to participate in the plan in advance, so that they will have no right to receive options or shares, if a participant leaves due to resignation, or is terminated from employment by the Company due to just cause or removal from office.

In the event of a participant's employment being terminated due to steps taken by the Company pursuant to Article 483 of the Consolidated Labor Laws, due to dismissal without cause, or through mutual agreement in the case of a participant who does not have a binding employment contract, or in the event of retirement, the participant will be awarded a bonus in an amount proportional to the period they have participated in the plan, with due regard for the percentage fulfillment of performance indicators at the same time as payments are made to other participants in the corresponding cycle.

In the event of a participant's death or permanent disability, the delivery of the options or shares will be made together with that of the other participants in the same plan cycle, without applying the percentage of time participating in the applicable plan cycle, but by usually applying the percentage of fulfillment of performance indicators. In the event of death, delivery will be made to the participants’ successors.

n.3. Deferral Program

The plan will be lawfully extinguished in advance and participants will lose the right to participate in the plan, thus not being entitled to receive future payments in the event of termination by resignation or dismissal for cause under Article 482 of the Consolidated Labor Laws, or removal from statutory position unilaterally decided by the Company.

In the event of a participant leaving due to termination of employment contract arising from acts performed by the Company pursuant to Article 483 of the Consolidated Labor Laws, due to dismissal without cause, retirement or death, the participant will be awarded the portion of Units-referenced bonus applicable to this participant at the same time as payments are made to the other participants in the corresponding cycle. In the event of death, delivery will be made to the participants’ successors.

In the event of a participant's permanent disability, to be evidenced by two medical reports (from a public and a private institution), the participant will be awarded the Units-referenced bonus applicable to this participant at the same time as payments are made to other participants in the corresponding cycle.

In the event of suspension of employment contract due to sickness or occupational accident, participants will be awarded the Units-referenced bonus applicable to these participants at the same time as payments are made to other participants in the corresponding cycle.

13.5.  Number of shares or directly or indirectly held in Brazil or abroad, and other securities convertible into shares, issued by the issuer, its direct or indirect controlling shareholders, controlled companies or companies under common control, members of the board of directors and statutory board, grouped by body, as of the closing date of the previous year.

Companies	Securities	Board of Directors	Executive Board
Banco Santander (Brasil) S.A.	ON Shares	255	208,443
	PN Shares	188	182,926
	Unit(*)	27,657	165,977
Banco Santander, S.A.	Shares	590,861	207,436
CIBRASEC - Companhia Brasileira de Distribuição S.A.	Shares	0	2
Companhia de Arrendamento Mercantil RCI Brasil	Shares	0	6
Companhia de Crédito, Financiamento e Investimento RCI Brasil	Shares	0	6
Estruturadora Brasileira de Projetos S.A.	Shares	0	2
Real Microcrcédito Assessoria Financeira S.A.	Shares	0	0
Santander Brasil Asset Management DTVM S.A. (Shares)	Shares	0	0
Santander GETNET Serviços para meios de Pagamento S.A.	Shares	0	1
Santander Leasing S.A. Arrendamento Mercantil	Shares	27	34
Santander Seguros S.A.	Shares	2	1
Universia Brasil S.A.	Shares	2	0

13.6.  Stock-based compensation of the Board of Directors and the Statutory Board recognized in income for the past 3 years and compensation planned for the current year

a. body

Members of the Executive Board members are eligible to such Plans.  Board of Directors members may only participate in such Plans if holding a position in the Executive Board.

b. number of members

See tables in item c.1.

c. In relation to each granting of stock options:

c.1. Global Program

Below is a breakdown of Santander Spain’s reference shares granted to the Executive Board under the Global Program.

	Maximum number of reference shares	Grant Year	Exercise Conditions	N° of eligible members of the Executive Board
Plans outstanding as of December 31, 2008	1,169,821
Plano I09	161,398	2007	TRS/BPS	23
Plan I10	244,823	2007	TRS/BPS	24
Plano I11	763,600	2008	TRS/BPS	53

Shares cancelled (Plan I09)	14.855
Shares exercised (Plan I09)	146.543
Shares granted (Plan I12)	151.399

Plans outstanding as of December 31, 2009	1,159,822
Plan I10	244,823	2007	TRS/BPS	24
Plan I11	763.600	2008	TRS/BPS	53
Plano I12	151,399	2009	TRS	49

Note: The  I13 plan shall be launched in April 2011.

The shares exercised under the I09 plan were purchased from Santander Spain (SAN) for R$23.7252 per share, and those exercised under the I10 plan were purchased for R$19.46496 per share. We highlight that, in the event that the goals set forth in the regulations are achieved, the exercise price will correspond to the market price as of the exercise date, as provided for in the Global Program regulations.  The Global Program follows the phantom share model.

c.2. Local Program

Below is a breakdown of the reference shares granted to the Executive Board in February 2010 under the Local Program:

	Maximum number of shares	Grant Year	Exercise starting on	Exercise ending on	Exercise price (R$)	N° of eligible Members of the Executive Board
Plans outstanding as of February 28, 2009
PSP	3,100	2010	Feb-3-10	Jul-20-12		4
SOP	14,190,000	2010	Feb-3-10	Jun-30-14	23.5	48

(*) The I13 plan shall be launched in April 2011.

c.3 Deferral Program

	Maximum number of reference shares	Grant Year	Exercise starting on	Exercise ending on	Exercise price	Nº of eligible members of the Executive Board
1st Cycle	1,459,011	2011	Mar-31-12	Mar-31-14		47

d. Fair value of reference shares/options as of the date of granting

d.1. Global Program

The fair value of reference shares as of the date of granting of the 1st, 2nd and 3rd  cycles is EUR5.4419 per share of Santander Spain (SAN).

The fair value calculated for 4th cycle is EUR4.5112 per share of Santander Spain (SAN).

d.2. Local Program

The fair value of the reference shares as of the date of granting for PSP is R$23.50 per Unit.

Regarding SOP, the fair value of options as of the date of granting is R$7.17 per Unit option.  In both plans, performance parameters reached 60.93%.

d.3 Deferral Program:

The fair value of the reference shares upon the granting of the Deferral Program is R$20.91.

e. Potential dilution in case of exercise of all stock options granted

e.1. Global Program

The Global Program does not entail capital dilution.

e.2. Local Program

Regarding SOP, the maximum potential dilution upon the exercise of all options granted is 0.5% of the Company’s capital stock.

The PSP does not entail dilution of the Capital’s capital stock.

e.3 Deferral Program

This program does not entail dilution of the Company’s capital stock.

13.7.  Outstanding options for the Board of Directors and the Statutory Board at the closing of last business year

As of December 31, 2010, there were no outstanding options to be exercised under any of the Plans.

13.8.  Options exercised and shares delivered referring to the stock-based compensation of the Board of Directors and the Statutory Board in the past 3 years

13.8.1. Global Program

The right to exercise the options regarding the 1st and 2nd cycles has been carried out as follows:

	Maximum amount of reference shares	Date of granting	Exercise period starting on	Date of exercise	Maximum term for the exercise of options	Maximum term for the exercise of options	Exercise conditions	Nº of members eligible
Plan I09	161,398	2007	Jun-23-07	Jul-31-09	Jul-31-09	Not applicable	TSR/BPS	23
Plan I10	194,056	2007	Jun-23-07	Jul-31-10	Jul-31-10	Not applicable	TSR/BPS	31
Shares cancelled I09	14,855
Shares exercised I09	146,543
Shares cancelled I10	17,873
Shares exercised I10	176,184

The average weighed price of acquisition was R$23.7252 per share for I09 and R$19.46496 for I10.

The total difference between the acquisition amount and the market value of the shares purchased does not apply to this case, once the amount credited corresponds to the market value as of the date of delivery.

13.8.2. Local Program

No exercise.

13.8.3. Deferral Program

Not applicable, considering that said plan establishes the payment of the amount in cash, rather than in shares.

13.9. Summary description of the information required for understanding the data disclosed in sections 13.6 to 13.8, such as explanation of the pricing method for the shares and the options

13.9.1. Global Program

a) Pricing model

Fair value calculations were based on the Monte Carlo pricing model.  The Monte Carlo method (MMC) is a statistic method used to simulate the price generation process based on neutral risk assumptions.

b) Data and assumptions used in the pricing model, including the weighted average price of the shares, the exercise price, expected volatility, option term, expected dividends and risk-free interest rate. The assumptions made for the pricing model are described below.

In case the goals set forth in the regulations are achieved, the exercise price in all cycles will be the market price as of the date of exercise.

	PI09	PI10	PI11	PI12	PI13
Expected Volatility (*)	16.25%	15.67%	19.31%	42.36%	49.64%
Annual compensation of dividends in the past 5 years	3.23%	3.24%	3.47%	4.88%	6.33%
Risk-free interest rate (Zero coupon treasury security) during plan term	4.47%	4.50%	4.84%	2.04%	3.33%
(*) Based on historical volatility for the relevant term (two or three years).

c) Method used and assumptions made for incorporating the expected effects of early exercise

Not applicable, given that early exercise is not allowed.

d) Means for determining expected volatility

Estimations are based on the historical volatility for the relevant term.

e) Was any other characteristic of the option incorporated to the measurement of fair value?

Not applicable, provided that no other characteristic of the option was incorporated to fair value measurement.

13.9.2. Local Program

SOP

a) Pricing model

Fair value calculations were based on the binomial pricing model.  A tree was set up with price trajectories so as to determine the value of the share in the future.

b) Data and assumptions used in the pricing model, including the weighted average price of the shares, the exercise price, expected volatility, option term, expected dividends and risk-free interest rate.

Below are the assumptions used in the pricing model:

Prior to performance conditions		Using performance conditions

Binomial appreciation		Relative TSR
Volatility	40%	Earnings %	Vesting %	Probability	Average
		1st	50%	25%	12.50%
Dividends Rate	4.83%	2nd	35%	25%	8.75%
		3rd	25%	25%	6.25%
Vesting period	2.75 years	4th	0%	25%	0%
					27.50%
"Average" timing for exercise	3.75 years
		Benefit after taxes
Risk-free rate	11%	Earnings %	Vesting %	Probability	Average
		> 100%	50%	30%	15.00%
Appreciation Ratio	32.50%	95%	35%	30%	10.50%
		90%	25%	30%	7.50%
		< 90%	0%	10%	0%
					33.00%

Appreciation coefficient adjusted in accordance with performance conditions: 32.5% x (27.50% + 33.00%) = 19.66%

c) Method used and assumptions made for incorporating the expected effects of early exercise

Not applicable, given that early exercise is not allowed.

d) Means for determining expected volatility

Estimations are based on the historical volatility for the relevant term.

e) Has any other characteristic of the option been incorporated in fair value measurement?

Not applicable, given that no other characteristic of the option was incorporated to fair value measurement.

PSP

Not applicable, taking into account that the plan aims at payment of funds in cash by the Company to the participant, and the use of a portion of such funds to purchase Company’ Units is mandatory.  The funds to be paid are referenced in Company’s Units.  At the time of the payment, the value of the shares will be calculated using the weighted daily volume average of the weighted average price of the Unit on BM&FBOVESPA considering the fifteen business days that precede the date of payment of the plan.

13.9.3. Deferral Program

Not applicable, given that the purpose of the program is to pay a cash bonus on a portion of the variable compensation due by the Company to participants, as provided for in the compensation policy. The amount to be paid is referenced in Company’s Units. At the time of payment, the value of the shares will be calculated using the weighted daily volume average of the weighted average price of the Unit on BM&FBOVESPA considering the fifteen business days before February 10 of each year subsequent to the base year.

13.10. Pension plans currently in effect and granted to the members of the Board of Directors and statutory officers.

The Company’s principal pension plan currently in effect is SantanderPrevi.

Participation in said plan is optional, and the monthly contribution is equivalent to 2% of salary* (limited to 13 Ups = R$3,514.16*) plus 2% to 9% (at the preference of the participant) of the salary minus 13 UPs.

This amount will be increased by a matching contribution made by Santander Group Brasil and ranging from 100% to 150% from year to year, as described below:

* Base of September/09
Time in new plan(*)	Group matching amount
Less than 3 years	100%
From 3 full years to 6 incomplete years	110%
From 6 full years to 10 incomplete years	120%
From 10 full years to 15 incomplete years	130%
As from 15 incomplete years	150%
(*) As from the unification of Santander Brasil’s benefit policies, in July 2009.

(*) As from the unification of Santander Brasil’s benefit policies, in July 2009.

The table below shows the contributions made to the SantanderPrevi pension plan and supplementary pension plans in 2010.

Amounts in R$

			Amounts in R$
Body	Nº of Members	Amount of contributions in 2010	Accumulated Value 12/31/10

Board of Directors	0	0	0
Executive Board	48	2,734,525	50,061,267
Total	48	2,734,525	50,061,267

The amount accumulated until December 31, 2010 comprises the balance of contributions and redemptions as of this date.

SantanderPrevi counts on the participation of 48 management members with the same matching contribution, which is in compliance with the plan’s rules. The amount of contributions in 2010 was R$2,734,525.

13.11. Set up a table showing the regarding the board of directors and the statutory board in the last three years:

This item was not disclosed due to an injunction granted in the case records of Writ of Prevention No. 17350 currently in progress at the Second Panel of the Superior Court of Justice (STJ), which reinstated the effects of the decision rendered by the judge of the 5th Lower Federal Court of Rio de Janeiro in the case records of proceeding No. 2010.510102888-5, which prevented disclosure.

13.12. Detail contractual arrangements, insurance policies or other instruments that may structure compensation or indemnity mechanisms applied to management in case of removal from Office or retirement, indicating the financial consequences for the issuer.

Not applicable, considering that Santander Brasil does not hold any contractual arrangements, insurance policies or other instruments that may structure compensation or indemnity mechanisms applied to management in case of removal from office or retirement.

13.13. Inform the percentage of total compensation of each body recognized in the issuer’s income regarding members of the board of directors, statutory board or fiscal council directly or indirectly related to the controlling shareholders, as provided for in the accounting rules addressing this matter.

In 2010, 33% of total compensation paid by Santander Brasil to the members of the Board of Directors were allocated to the payment of Board of Directors’ members who are parties related to the controlling shareholders, since they hold management positions in Group Santander Spain.

13.14. Inform the amounts recognized in issuer’s income as compensation to members of the Board of Directors, Statutory Board or the Fiscal Council, grouped by body, for any reason other than the position they hold, such as, for example, commissions and provision of consulting or advisory services in the past three years

Not applicable, considering the absence of such amounts recognized in income of Santander Brasil.

13.15.  Inform the amounts recognized in the income of direct or indirect controlling shareholders, companies under common control and companies controlled by the issuer as compensation to members of the issuer’s Board of Directors, Statutory Board or the Fiscal Council, grouped by body, detailing the reason for the payment of such amounts to these persons.

Members of the Board of Directors performing executive functions in Santander Spain, as well as other directors and officers, do not get compensations abroad for the functions they perform in Brazil.  To the best of our knowledge, compensations received abroad by foreign members of the Board of Directors correspond to the functions they perform in Santander Group Spain, that is, not related to the Company.

13.16. Provide other information deemed relevant by the issuer

We inform the 25th, 50th and 75th percentile of fixed compensation plus the variable paid to executive officers for the year of 2010.

				Amounts in R$
Body	Nº of members	25th Percentile	50th Percentile	75th Percentile
Executive Board	48	948,418	2,215,406	3,499,742

(*) The 25th percentile refers to members of the Executive Board whose compensation level is in the lower limit of up to 25% of the total sample. The 50th percentile is the average point of the sample. The 75th percentile refers to members of the Executive Board whose compensation level is in the lower limit of up to 75% of the total sample.

EXHIBIT V

RELATED DOCUMENTS AND LINKS

All documents mentioned herein may be found in the links below. Additionally, these links include the following additional documents of interest to shareholders:

▪  www.ri.santander.com.br: Information about the bank, such as corporate governance practices, and economic and financial results for previous years and quarters.

▪  www.bovespa.com.br: Level 2 Listing Regulations.

▪  www.cvm.gov.br: Corporate Law, CVM Instructions No. 480 and CVM Instruction No. 481.

*  *  *

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: March 28, 2011

Banco Santander (Brasil) S.A.

By:	/S/ Marco Antônio Martins de Araújo Filho
Marco Antônio Martins de Araújo Filho Officer without specific designation

By:	/S/ Ulisses Gomes Guimarães
Ulisses Gomes Guimarães Officer without specific designation